Tractebel Energia
SUEZ

RECEIVED
2004 MAY 26 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Florianópolis, May 17th, 2004.

CE DF-0007/2004

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3-2
Washington, D.C. 20549 USA

04030434

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

SUPPL

Gentleman,

We are enclosing a copy of the Tractebel Energia's Yearly Information Report of 2003 and the First Quarterly 2004 Information Report, which were prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

cc.: Glorinete Laurentino
The Bank Of New York

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

dw 5/27

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19
4 - NIRE		
42300024384		

01.02 - SEDE

1 - ENDEREÇO COMPLETO				2 - BAIRRO OU DISTRITO	
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO	
3 - CEP	4 - MUNICÍPIO				5 - UF
88015-110	FLORIANÓPOLIS				SC
6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX	
048	221-7016	-	-		
11 - DDD	12 - FAX	13 - FAX	14 - FAX		
048	221-7015	-	-		
15 - E-MAIL					
mantuano@tractebelenergia.com.br					

01.03 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME					
MARC JACQUES ZELIE VERSTRAETE					
2 - ENDEREÇO COMPLETO				3 - BAIRRO OU DISTRITO	
RUA: ANTÔNIO DIB MUSSI, Nº 366				CENTRO	
4 - CEP	5 - MUNICÍPIO				6 - UF
88015-110	FLORIANÓPOLIS				SC
7 - DDD	8 - TELEFONE	9 - TELEFONE	10 - TELEFONE	11 - TELEX	
048	221-7060	-	-		
12 - DDD	13 - FAX	14 - FAX	15 - FAX		
048	221-7002	-	-		
16 - E-MAIL					
marc@tractebelenergia.com.br					

01.04 - REFERÊNCIA / AUDITOR

EXERCÍCIO SOCIAL EM CURSO		TRIMESTRE ATUAL			TRIMESTRE ANTERIOR		
1 - INÍCIO	2 - TÉRMINO	3 - NÚMERO	4 - INÍCIO	5 - TÉRMINO	6 - NÚMERO	7 - INÍCIO	8 - TÉRMINO
01/01/2004	31/12/2004	1	01/01/2004	31/03/2004	4	01/10/2003	31/12/2003

9 - NOME/RAZÃO SOCIAL DO AUDITOR	10 - CÓDIGO CVM
TREVISAN AUDITORES INDEPENDENTES	00210-0
11 - NOME DO RESPONSÁVEL TÉCNICO	12 - CPF DO RESP. TÉCNICO
ESTEFAN GEORGE HADDAD	564.042.128-20

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.05 - COMPOSIÇÃO DO CAPITAL SOCIAL

Número de Ações (Mil)	1 - TRIMESTRE ATUAL 31/03/2004	2 - TRIMESTRE ANTERIOR 31/12/2003	3 - IGUAL TRIMESTRE EX. ANTERIOR 31/03/2003
Do Capital Integralizado			
1 - Ordinárias	464.052.075	464.052.075	464.052.075
2 - Preferenciais	188.690.118	188.690.118	188.690.118
3 - Total	652.742.193	652.742.193	652.742.193
Em Tesouraria			
4 - Ordinárias	0	0	0
5 - Preferenciais	0	0	0
6 - Total	0	0	0

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - TIPO DE EMPRESA Empresa Comercial, Industrial e Outras
2 - TIPO DE SITUAÇÃO Operacional
3 - NATUREZA DO CONTROLE ACIONÁRIO Privada Nacional
4 - CÓDIGO ATIVIDADE 112 - Energia elétrica
5 - ATIVIDADE PRINCIPAL Geração e comercialização de energia elétrica
6 - TIPO DE CONSOLIDADO Total
7 - TIPO DO RELATÓRIO DOS AUDITORES Sem Ressalva

01.07 - SOCIEDADES NÃO INCLUÍDAS NAS DEMONSTRAÇÕES FINANCEIRAS CONSOLIDADAS

1 - ITEM	2 - CNPJ	3 - DENOMINAÇÃO SOCIAL

01.08 - PROVENTOS EM DINHEIRO DELIBERADOS E/OU PAGOS DURANTE E APÓS O TRIMESTRE

1 - ITEM	2 - EVENTO	3 - APROVAÇÃO	4 - PROVENTO	5 - INÍCIO PGTO.	6 - TIPO AÇÃO	7 - VALOR DO PROVENTO P/ AÇÃO
01	RCA	11/07/2003	Juros Sobre Capital Próprio	20/04/2004	ON	0,0002206035
02	RCA	11/07/2003	Juros Sobre Capital Próprio	20/04/2004	PNA	0,0002580725
03	RCA	11/07/2003	Juros Sobre Capital Próprio	20/04/2004	PNB	0,0002206035
04	RCA	13/11/2003	Juros Sobre Capital Próprio	02/01/2004	ON	0,0001378770
05	RCA	13/11/2003	Juros Sobre Capital Próprio	02/01/2004	PNA	0,0001628560
06	RCA	13/11/2003	Juros Sobre Capital Próprio	02/01/2004	PNB	0,0001378770
07	AGO	12/04/2004	Dividendo	20/04/2004	ON	0,0003941750
08	AGO	12/04/2004	Dividendo	20/04/2004	PNA	0,0004160320
09	AGO	12/04/2004	Dividendo	20/04/2004	PNB	0,0003941750

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.09 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NO EXERCÍCIO SOCIAL EM CURSO

1 - ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
14/05/2004	

Marc Verstraete
Diretor Financeiro e de
Relações com Investidores

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01 - BALANÇO PATRIMONIAL ATIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2004	4 - 31/12/2003
1	Ativo Total	5.112.903	5.003.124
1.01	Ativo Circulante	1.027.984	900.542
1.01.01	Disponibilidades	5.988	5.768
1.01.01.01	Numerário Disponível	5.988	5.768
1.01.02	Créditos	941.892	853.602
1.01.02.01	Titulos e Valores Mobiliários	430.584	295.624
1.01.02.02	Recursos Vinculados a Pgto de Obrigações	12.341	27.203
1.01.02.03	Consumidores e Concessionárias	392.861	390.965
1.01.02.04	(-) Prov. p/Créditos de Liq. Duvidosa	(142.949)	(142.949)
1.01.02.05	Dividendos a Receber de Controladas	52.778	52.778
1.01.02.06	Adiantamento a Fornecedores	48.555	59.497
1.01.02.07	Créditos da Cta Cons. Combustível - CCC	16.029	23.766
1.01.02.08	Alienações, Serv.em Curso e Disp.Reemb.	11.741	11.362
1.01.02.09	Tributos e Contrib. Sociais a Recuperar	10.986	21.202
1.01.02.10	Ativo Fiscal Diferido	108.966	114.154
1.01.03	Estoques	13.108	13.347
1.01.04	Outros	66.996	27.825
1.01.04.01	Despesas Pagas Antecipadamente	6.146	9.306
1.01.04.02	Outros	60.850	18.519
1.02	Ativo Realizável a Longo Prazo	287.355	280.050
1.02.01	Créditos Diversos	286.872	279.567
1.02.01.01	Concessionárias	21.166	23.246
1.02.01.02	Adiantamento a Fornecedores	0	4.600
1.02.01.03	Devedores Diversos - Conc. Energia Elét.	20.234	0
1.02.01.04	Tributos e Contrib. Sociais a Recuperar	28.355	29.579
1.02.01.05	Cauções e Depósitos Vinculados	0	7.356
1.02.01.06	Depósitos Judiciais	24.888	23.195
1.02.01.07	Ativo Fiscal Diferido	192.229	191.591
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	483	483
1.03	Ativo Permanente	3.797.564	3.822.532
1.03.01	Investimentos	574.639	563.102
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	572.773	561.236
1.03.01.03	Outros Investimentos	1.866	1.866
1.03.01.03.01	Bens Direitos p/Uso Fut.e Dest.Alienação	1.742	1.742
1.03.01.03.02	Outros	124	124
1.03.02	Imobilizado	3.222.497	3.258.874
1.03.03	Diferido	428	556

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2004	4 - 31/12/2003
2	Passivo Total	5.112.903	5.003.124
2.01	Passivo Circulante	960.397	956.045
2.01.01	Empréstimos e Financiamentos	202.299	188.892
2.01.01.01	Principal	183.441	181.085
2.01.01.02	Encargos	18.858	7.807
2.01.02	Debêntures	0	0
2.01.03	Fornecedores	137.512	108.238
2.01.04	Impostos, Taxas e Contribuições	41.671	13.000
2.01.04.01	Tributos e Contribuições Sociais	41.671	13.000
2.01.05	Dividendos a Pagar	381.291	441.203
2.01.05.01	Dividendos Prop. Juros s/Capital Próprio	381.291	441.203
2.01.06	Provisões	90.528	96.810
2.01.06.01	Obrigações Estimadas	78.742	83.800
2.01.06.02	Contingências	11.786	13.010
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	107.096	107.902
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	7.052	6.488
2.01.08.02	Benefício Pós-Emprego	42.484	43.722
2.01.08.03	Passivo Fiscal Diferido	48.603	48.603
2.01.08.04	Outros	8.957	9.089
2.02	Passivo Exigível a Longo Prazo	1.424.393	1.445.283
2.02.01	Empréstimos e Financiamentos	1.107.085	1.128.340
2.02.01.01	Principal	1.107.085	1.128.340
2.02.02	Debêntures	0	0
2.02.03	Provisões	105.059	106.153
2.02.03.01	Obrigações Estimadas	18.229	22.677
2.02.03.02	Contingências	86.830	83.476
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	212.249	210.790
2.02.05.01	Tributos e Contribuições Sociais	7.563	7.738
2.02.05.02	Benefícios Pós-Emprego	201.940	200.379
2.02.05.03	Outros	2.746	2.673
2.03	Resultados de Exercícios Futuros	0	0
2.05	Patrimônio Líquido	2.728.113	2.601.796
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	64.335	64.335
2.05.04.01	Legal	63.492	63.492
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	843	843

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.02 - BALANÇO PATRIMONIAL PASSIVO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2004	4 -31/12/2003
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	126.317	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2004 a 31/03/2004	4 - 01/01/2004 a 31/03/2004	5 - 01/01/2003 a 31/03/2003	6 - 01/01/2003 a 31/03/2003
3.01	Receita Bruta de Vendas e/ou Serviços	560.444	560.444	419.696	419.696
3.01.01	Suprimento de Energia Elétrica	443.434	443.434	337.330	337.330
3.01.02	Fornecimento de Energia Elétrica	66.935	66.935	36.407	36.407
3.01.03	Subvenção Combustível - CCC	45.320	45.320	42.685	42.685
3.01.04	Serviço Prestado	2.664	2.664	2.169	2.169
3.01.05	Venda de Cinzas	1.987	1.987	1.031	1.031
3.01.06	Outras	104	104	74	74
3.02	Deduções da Receita Bruta	(34.739)	(34.739)	(19.039)	(19.039)
3.02.01	Impostos e Contribuições	(33.224)	(33.224)	(18.208)	(18.208)
3.02.02	Repasse - CCC - Venda de Cinzas	(1.515)	(1.515)	(831)	(831)
3.03	Receita Líquida de Vendas e/ou Serviços	525.705	525.705	400.657	400.657
3.04	Custo de Bens e/ou Serviços Vendidos	(290.980)	(290.980)	(257.825)	(257.825)
3.04.01	Pessoal	(14.994)	(14.994)	(12.414)	(12.414)
3.04.02	Material	(2.034)	(2.034)	(2.049)	(2.049)
3.04.03	Serviço de Terceiro	(5.180)	(5.180)	(5.809)	(5.809)
3.04.04	Combustível p/Prod.Ener.Elétrica - CCC	(44.468)	(44.468)	(42.685)	(42.685)
3.04.05	Combustível p/Prod.Ener.Elétrica	(1.054)	(1.054)	(28.582)	(28.582)
3.04.06	Compens.Financ. p/Utiliz.Rec. Hídricos	(10.313)	(10.313)	(11.790)	(11.790)
3.04.07	Depreciação / Amortização	(39.833)	(39.833)	(40.056)	(40.056)
3.04.08	Energia Elétrica Comprada p/Revenda	(177.974)	(177.974)	(119.154)	(119.154)
3.04.09	Uso de Bem Público - UBP	(1.166)	(1.166)	(4.392)	(4.392)
3.04.10	Constituição de Provisões Operacionais	(7.733)	(7.733)	(2.361)	(2.361)
3.04.11	Reversão de Provisões Operacionais	13.990	13.990	16.687	16.687
3.04.12	Outras	(221)	(221)	(5.220)	(5.220)
3.05	Resultado Bruto	234.725	234.725	142.832	142.832

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2004 a 31/03/2004	4 - 01/01/2004 a 31/03/2004	5 - 01/01/2003 a 31/03/2003	6 - 01/01/2003 a 31/03/2003
3.06	Despesas/Receitas Operacionais	(50.616)	(50.616)	(7.488)	(7.488)
3.06.01	Com Vendas	(21.095)	(21.095)	(10.581)	(10.581)
3.06.01.01	Pessoal	(898)	(898)	(695)	(695)
3.06.01.02	Serviço de Terceiro	(263)	(263)	(258)	(258)
3.06.01.03	Encargos de Uso da Rede Elétrica	(18.757)	(18.757)	(8.454)	(8.454)
3.06.01.04	Outras	(1.177)	(1.177)	(1.174)	(1.174)
3.06.02	Gerais e Administrativas	(25.930)	(25.930)	(21.739)	(21.739)
3.06.02.01	Pessoal	(6.372)	(6.372)	(5.553)	(5.553)
3.06.02.02	Serviço de Terceiro	(3.109)	(3.109)	(2.943)	(2.943)
3.06.02.03	Depreciação / Amortização	(405)	(405)	(362)	(362)
3.06.02.04	Constituição de Provisões Operacionais	(9.951)	(9.951)	(6.885)	(6.885)
3.06.02.05	Reversão de Provisões Operacionais	7.224	7.224	6.175	6.175
3.06.02.06	Taxa de Fiscalização	(1.465)	(1.465)	(1.243)	(1.243)
3.06.02.07	Previdência Privada - SB-40	(5.977)	(5.977)	(4.979)	(4.979)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.687)	(1.687)	(1.686)	(1.686)
3.06.02.09	Outras	(4.188)	(4.188)	(4.263)	(4.263)
3.06.03	Financeiras	(16.815)	(16.815)	(304)	(304)
3.06.03.01	Receitas Financeiras	24.123	24.123	25.360	25.360
3.06.03.01.01	Rendas de Aplicações Financeiras	12.423	12.423	22.563	22.563
3.06.03.01.02	Variação Monetária	3.188	3.188	381	381
3.06.03.01.03	Outras	8.512	8.512	2.416	2.416
3.06.03.02	Despesas Financeiras	(40.938)	(40.938)	(25.664)	(25.664)
3.06.03.02.01	Encargos de Dívidas	(25.819)	(25.819)	(48.681)	(48.681)
3.06.03.02.02	Encargos/Reversão Enc. s/Prov.Operac.	(1.510)	(1.510)	(3.037)	(3.037)
3.06.03.02.03	Encargos s/Obrig.Contr. Fundação PREVIG	(1.773)	(1.773)	(1.802)	(1.802)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2004 a 31/03/2004	4 - 01/01/2004 a 31/03/2004	5 - 01/01/2003 a 31/03/2003	6 - 01/01/2003 a 31/03/2003
3.06.03.02.04	Provisão p/Desv.de Títulos e Vlrs Mobil.	(1.059)	(1.059)	0	0
3.06.03.02.05	Variação Monetária s/Empr.Financiamentos	(1.967)	(1.967)	46.961	46.961
3.06.03.02.06	Var.Monet.s/Prov./Rev.Provisões Operac.	(1.203)	(1.203)	(7.020)	(7.020)
3.06.03.02.07	Var. Monet.s/Obrig.Contr.Fundação PREVIG	(1.800)	(1.800)	(6.715)	(6.715)
3.06.03.02.08	Variação Monetária - Outras	(564)	(564)	(47)	(47)
3.06.03.02.09	Outras	(5.243)	(5.243)	(5.323)	(5.323)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	Outras Despesas Operacionais	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	13.224	13.224	25.136	25.136
3.07	*Resultado Operacional*	184.109	184.109	135.344	135.344
3.08	Resultado Não Operacional	(2)	(2)	(3.083)	(3.083)
3.08.01	Receitas	0	0	22	22
3.08.02	Despesas	(2)	(2)	(3.105)	(3.105)
3.09	Resultado Antes Tributação/Participações	184.107	184.107	132.261	132.261
3.10	Provisão para IR e Contribuição Social	(53.240)	(53.240)	(25.637)	(25.637)
3.10.01	Contribuição Social	(10.807)	(10.807)	(6.707)	(6.707)
3.10.02	Imposto de Renda	(42.433)	(42.433)	(18.930)	(18.930)
3.11	IR Diferido	(4.550)	(4.550)	(11.251)	(11.251)
3.11.01	Contribuição Social	(4.610)	(4.610)	(2.944)	(2.944)
3.11.02	Imposto de Renda	60	60	(8.307)	(8.307)
3.12	*Participações/Contribuições Estatutárias*	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.15	Lucro/Prejuízo do Período	126.317	126.317	95.373	95.373

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - DEMONSTRAÇÃO DO RESULTADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2004 a 31/03/2004	4 - 01/01/2004 a 31/03/2004	5 - 01/01/2003 a 31/03/2003	6 - 01/01/2003 a 31/03/2003
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00019	0,00019	0,00015	0,00015
	PREJUÍZO POR AÇÃO				

NOTA 1 - CONTEXTO OPERACIONAL

A Companhia é concessionária de uso de bem público, na condição de produtor independente, com sede em Florianópolis – SC, e tem como atividade a geração e comercialização de energia elétrica, cuja regulamentação está subordinada à Agência Nacional de Energia Elétrica – ANEEL, vinculada ao Ministério de Minas e Energia.

Sua capacidade instalada, incluindo a propriedade indireta das UHEs Itá e Cana Brava e da Unidade de Cogeração Lajes, é de 5.859 MW, dos quais 79,30% em usinas hidrelétricas e 20,70% em termelétricas, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS), Complexo Termelétrico Jorge Lacerda (SC) e Unidade de Cogeração Lages (SC).

A capacidade de fornecimento de energia elétrica da Companhia, incluindo os contratos para compra de longo prazo firmados com a controlada Itá Energética S.A. - ITASA e com a Companhia de Interconexão Energética – CIEN, é de 6.201 MW.

As concessões e autorizações detidas pela Companhia e suas controladas estão relacionadas na Nota 8-c.

O controle acionário da Companhia pertence à Tractebel EGI South America Ltda., empresa constituída no Brasil sob o controle da Suez-Tractebel Sociètè Anonyme, nova denominação da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, integrante do Grupo Suez, sediado na França.

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da usina hidrelétrica Cana Brava, localizada no Rio Tocantins, Estado de Goiás. A Companhia detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma SPE – Sociedade de Propósito Específico constituída para construir e explorar, em parceria, através de consórcio, a usina hidrelétrica Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul. Detém, ainda, 99,99% das quotas de capital da Lages Bioenergética Ltda., a qual detém autorização para implantar e explorar a Unidade de Cogeração Lages, no Município de Lages (SC). As principais características das controladas e de seus empreendimentos estão descritas na Nota 7-b.

NOTA 2 - APRESENTAÇÃO DAS INFORMAÇÕES TRIMESTRAIS

Todos os valores apresentados (textos e tabelas) no Balanço Patrimonial, na Demonstração do Resultado, nas Notas Explicativas e nos demais quadros estão expressos em milhares de Reais, exceto onde indicado de maneira diferente.

04.01 - NOTAS EXPLICATIVAS

Detalhamento em Notas Explicativas

As Notas Explicativas pertinentes ao Balanço Patrimonial Consolidado e à Demonstração do Resultado Consolidado, quando aplicáveis, estão apresentadas no quadro 16.01.

Reconhecimento dos efeitos inflacionários

Estão refletidos somente os efeitos das variações monetárias sobre ativos e passivos indexados em função de disposições legais e contratuais. Em conformidade com as disposições da Lei nº 9.249, de 26.12.1995, a partir de janeiro de 1996 foi extinta a sistemática de correção monetária. Desta forma, os valores correspondentes ao ativo permanente e ao patrimônio líquido estão corrigidos somente até 31.12.1995.

Critérios gerais de avaliação

a) Ativos circulante e realizável a longo prazo

Os títulos e valores mobiliários são registrados ao custo e acrescidos dos rendimentos auferidos até a data das Informações Trimestrais. Os valores contábeis, caso excedam os preços médios de mercado, são ajustados através de constituição de provisão;

a provisão para créditos de liquidação duvidosa está associada a créditos decorrentes de operações realizadas no âmbito do Mercado Atacadista de Energia Elétrica – MAE. As demais contas a receber possuem garantias e ausência de histórico de perdas, não justificando o registro de provisão (ver Nota 4);

o imposto de renda e a contribuição social diferidos (ativo fiscal diferido) são calculados às alíquotas de 25% e 9%, respectivamente, e são reconhecidos com base em prejuízos fiscais e diferenças temporárias. A segregação entre circulante e realizável a longo prazo obedece a expectativa de realização dos valores que lhe deram origem;

os materiais em estoque são registrados ao custo médio ponderado de aquisição, que não excede o valor de mercado;

os ativos indexados são atualizados até a data das Informações Trimestrais.

b) Permanente

Os investimentos em sociedades controladas e controlada em conjunto são avaliados pelo método da equivalência patrimonial e os demais investimentos são reconhecidos pelo custo de aquisição, que não excede o valor de mercado;

o imobilizado é registrado ao custo de aquisição ou construção. A depreciação é calculada pelo método linear, com base nas taxas anuais constantes da tabela anexa à Resolução ANEEL nº 002, de 24.12.1997, e nº 044, de 17.03.1999, tomando-se por base os saldos contábeis registrados nas Unidades de Cadastro – UC que compõem os empreendimentos, conforme determina a Portaria DNAEE nº 815, de 30.11.1994. As taxas médias anuais de depreciação apuradas pela Companhia e suas controladas, em consonância com os citados atos normativos, estão demonstradas na Nota 8;

os juros e demais encargos financeiros e efeitos inflacionários decorrentes dos financiamentos obtidos de terceiros, efetivamente aplicados nas imobilizações em curso, são computados como custo do respectivo imobilizado.

até 31.12.1998, foram capitalizados juros sobre o capital próprio vinculado às obras em andamento, em consonância com a legislação específica do setor elétrico. A partir de 01 de janeiro de 1999, a Companhia descontinuou esta prática e a partir de 01 de janeiro de 2002 a mesma deixou de ser praticada no setor elétrico brasileiro, em função de alteração das normas da ANEEL que disciplinavam esta matéria.

c) Passivos circulante e exigível a longo prazo

Os benefícios futuros a empregados (benefícios pós-emprego) são registrados com base em avaliação atuarial, pelo Método da Unidade de Crédito Projetada, e atualizados mensalmente pelos índices contratuais, no que se refere às obrigações já contratadas, e complementados pelos valores projetados atuarialmente (ver Nota 14);

os empréstimos e financiamentos e os encargos decorrentes, apropriados até a data das Informações Trimestrais, são atualizados pelas taxas de câmbio ou índices contratuais (Ver Nota 11) e as demais obrigações são registradas pelos valores conhecidos ou calculáveis, acrescidos, quando aplicável, dos correspondentes encargos e variações monetárias incorridos.

d) Resultado do período

As receitas e despesas são registradas com observância do regime de competência dos exercícios.

e) Arrendamento mercantil

As operações de arrendamento mercantil existentes na Companhia não possuem valores relevantes e são reconhecidas diretamente no resultado, com base nas contraprestações contratuais (ver Nota 17).

Demonstrações Financeiras Consolidadas

São eliminados os investimentos da investidora no capital das investidas, bem como os saldos ativos e passivos e as receitas e despesas decorrentes de operações entre as companhias consolidadas.

Os componentes do ativo e passivo e as receitas e despesas da ITASA são consolidados na proporção da participação da Companhia em seu capital social, por se tratar de controle compartilhado (ver Nota 7-b.1).

Em face da alta proporção de participação da controladora nas demais sociedades controladas (Ver Nota 7-b), não há efeito da participação dos acionistas não controladores nas demonstrações financeiras consolidadas.

NOTA 3 – TÍTULOS E VALORES MOBILIÁRIOS

	31.03.2004	31.12.2003
Certificado de Depósito Bancário – CDB	319.412	247.115
Letras Financeiras do Tesouro – LFT	34.552	26.531
Notas do Banco Central – NBC-E	54.874	-
Debêntures	22.805	21.978
	431.643	**295.624**
Provisão para redução ao valor de mercado	(1.059)	-
	430.584	**295.624**

Os títulos e valores mobiliários estão registrados ao custo acrescido dos rendimentos auferidos até 31.03.2004, e foram ajustados aos seus valores de mercado, através de constituição de provisão, conforme acima demonstrado.

NOTA 4 – CONSUMIDORES E CONCESSIONÁRIAS

	31.03.2004				31.12.2003
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	22.198	-	18	22.216	17.718
Concessionárias	172.094	1.267	465	173.826	162.821
Comercializadoras	21.982	2.586	3.881	28.449	14.243
Transações no âmbito do MAE	156.415	8	11.947	168.370	196.183
	372.689	**3.861**	**16.311**	**392.861**	**390.965**
(-) Provisão para Créditos de Liquidação Duvidosa	(142.949)	-	-	(142.949)	(142.949)
	229.740	**3.861**	**16.311**	**249.912**	**248.016**
Longo prazo					
Transações no âmbito do MAE	21.166	-	-	21.166	23.246
	21.166	**-**	**-**	**21.166**	**23.246**

A energia elétrica fornecida a clientes enquadrados na categoria "Consumidores Livre", tem suas respectivas faturas com vencimento no dia 15 do mês subseqüente ao do fornecimento.

As faturas de suprimento a concessionárias são desdobradas em três parcelas iguais, com vencimento nos dias 15 e 25 do mês seguinte ao do suprimento e no dia 5 do segundo mês subseqüente.

As unidades 4 e 5 da UTE William Arjona estão disponibilizadas para a Comercializadora Brasileira de Energia Emergencial – CBEE, com potência de 70 MW, conforme contrato de suprimento de energia elétrica firmado em janeiro de 2002, com vigência até dezembro de 2004. As faturas correspondentes vencem no primeiro dia útil após o dia 15 do mês seguinte ao que se referem.

Os valores vencidos há mais de 90 dias, no montante de R$ 11.947, referem-se a débitos de agentes inadimplentes na 1ª liquidação do MAE, realizada em 30.12.2002, os quais estão sendo objeto de negociação bilateral.

Parte das transações no MAE, que para a Companhia representa o valor de R$ 145.366, encontra-se *sub judice* em decorrência de ações judiciais impetradas por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto no Despacho ANEEL nº 288, de 16.05.2002. Tendo em vista as incertezas quanto à realização desses créditos, a Companhia mantém provisão no valor de R$ 142.949 para suportar eventuais perdas dos valores em litígio.

NOTA 5 – ATIVO FISCAL DIFERIDO

Natureza dos créditos	31.03.2004				31.12.2003
	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Provisão para perdas Jacuí	971.753	-	87.458	87.458	87.458
Remuneração das Imobilizações em Curso - RIC	259.320	33.433	-	33.433	33.433
Provisão para contingências	94.307	23.576	8.487	32.063	31.377
Provisão para grandes manutenções	27.343	6.836	2.461	9.297	7.883
Provisão bônus gerencial	3.500	875	315	1.190	1.190
Provisão aquisição energia elétrica	48.838	12.210	4.395	16.605	21.329
Provisão para deságio na alienação de créditos fiscais	131	33	12	45	54
Provisão para créditos de liquidação duvidosa	142.949	35.737	12.866	48.603	48.603
Provisão honorários advocatícios	588	147	53	200	198
Provisão para amortização acelerada UTE William Arjona	24.784	6.196	2.231	8.427	7.245
Provisão para desvalorização de títulos e valores mobiliários	1.059	265	95	360	
Benefícios pós-emprego	139.933	34.983	12.594	47.577	46.405
Participação de empregados nos lucros	8.706	2.176	784	2.960	2.961
Base negativa da contribuição social	144.190	-	12.977	12.977	17.609
	-	156.467	144.728	301.195	305.745
Classificação do ativo fiscal diferido:					
Circulante		71.465	37.501	108.966	114.154
Realizável a longo prazo		85.002	107.227	192.229	191.591
		156.467	144.728	301.195	305.745

04.01 - NOTAS EXPLICATIVAS

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente da base negativa da contribuição social, a realização dar-se-á pela compensação de sua base, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

A realização da provisão para perdas econômicas da UTE Jacuí está baseada no pressuposto da conclusão do projeto. Nesta situação, a provisão realizar-se-á na proporção da depreciação do empreendimento, após sua entrada em operação. O valor do ativo fiscal diferido refere-se à Contribuição Social sobre o Lucro Líquido e foi constituído em 1997. A Administração da Companhia está aguardando definições sobre pendências envolvendo o projeto, para reconhecer o Imposto de Renda diferido sobre a referida provisão, no valor de R$ 242.938, ocasião em que o total do ativo fiscal diferido será complementado, observando-se o limite de dez anos para a sua recuperação.

Estudo técnico de viabilidade, examinado pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia, indicam que os ativos fiscais diferidos existentes serão totalmente recuperados por lucros tributáveis futuros. Referido estudo técnico está em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados pela Administração da Companhia, conforme abaixo apresentados:

Natureza dos ativos	2004	2005	2006	2007	2008	Próximos 2 anos	Próximos 3 anos	Após 2013	Total
Provisão para perdas Jacuí	-	984	3.936	3.960	3.960	7.921	11.881	54.816	87.458
Provisão para créditos de liquidação duvidosa	-	-	-	-	-	48.603	-	-	48.603
Demais diferenças temporárias	45.265	17.201	12.301	14.399	7.767	40.234	14.877	113	152.157
Base negativa da contribuição social	12.977	-	-	-	-	-	-	-	12.977
Ativo fiscal diferido, registrado	**58.242**	**18.185**	**16.237**	**18.359**	**11.727**	**96.758**	**26.758**	**54.929**	**301.195**
Ativo fiscal diferido, não registrado	-	-	-	-	-	-	-	-	31.397
	58.242	**18.185**	**16.237**	**18.359**	**11.727**	**96.758**	**26.758**	**54.929**	**332.592**

Na elaboração do quadro acima, o ano de 2004 compreende somente 9 meses (abril a dezembro).

NOTA 6 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	31.03.2004		31.03.2003	
	Contribuição social	**Imposto de renda**	**Contribuição social**	**Imposto de renda**
Resultado antes dos tributos	**184.107**	**184.107**	**132.261**	**132.261**
Diferenças permanentes				
Adições				
Amortização de ágio	-	1.687	-	1.687
13° de dirigentes	-	33	-	52
Doações incentivadas	30	30	-	-
Doações indedutíveis	226	226	14	14
Outras despesas indedutíveis	160	160	94	94
Exclusões				
Equivalência patrimonial	(13.224)	(13.224)	(25.136)	(25.136)
Remuneração das Imobilizações em Curso – RIC	-	(3.385)	-	-
(=) **Base de cálculo dos tributos no resultado**	**171.299**	**169.634**	**107.233**	**108.972**
Alíquotas	9%	25%	9%	25%
(=) **Contribuição social e imposto de renda**	**(15.417)**	**(42.409)**	**(9.651)**	**(27.243)**
Incentivos fiscais	-	30	-	-
Adicional de 10% sobre lucro até R$ 20 mensais	-	6	-	6
(=) **Contrib. social e imposto renda no resultado**	**(15.417)**	**(42.373)**	**(9.651)**	**(27.237)**
Composição dos tributos no resultado:				
Corrente	(10.807)	(42.433)	(6.707)	(18.930)
Diferido	(4.610)	60	(2.944)	(8.307)
	(15.417)	**(42.373)**	**(9.651)**	**(27.237)**

NOTA 7 – INVESTIMENTOS

a) Composição

	31.03.2004	31.12.2003
Participações societárias permanentes avaliadas pela equivalência patrimonial		
Itá Energética S.A. – ITASA		
Equivalência patrimonial	253.022	248.691
Ágio	14.303	14.875
	267.325	263.566
Companhia Energética Meridional – CEM		
Equivalência patrimonial	237.537	227.000
Ágio	39.005	40.120
	276.542	267.120
Delta Participações S.A.		
Equivalência patrimonial	10	10
Tractebel Energia Comercializadora Ltda.		
Equivalência patrimonial	10	10
Lages Bioenergética Ltda.		
Equivalência patrimonial	28.886	30.530
	572.773	561.236
Participações societárias permanentes avaliadas pelo custo de aquisição		
Mercado Atacadista de Energia Elétrica – MAE		
Quota de participação	3	3
	572.776	561.239
Bens e direitos de uso futuro e destinados à alienação	1.742	1.742
Outros investimentos	121	121
	574.639	563.102

b) Participações societárias permanentes

b.1 - Itá Energética S.A. – ITASA (Controlada em conjunto)

As ações representativas do capital social da ITASA são detidas pela Tractebel Energia, Companhia Siderúrgica Nacional – CSN e Companhia de Cimento Itambé, na proporção de 48,75%, 48,75% e 2,50%, respectivamente.

A ITASA tem como objetivo a exploração da Usina Hidrelétrica Itá em parceria, através de consórcio, mediante concessão outorgada pela União Federal por intermédio da Agência Nacional de Energia Elétrica – ANEEL. O empreendimento está situado no Rio Uruguai, na divisa dos Estados de Santa Catarina e do Rio Grande do Sul, entre os Municípios de Itá (SC) e Aratiba (RS) e

04.01 - NOTAS EXPLICATIVAS

possui capacidade instalada de 1.450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

Nos termos do Contrato de Consórcio, a ITASA tem direito a 60,5% de 668 MW médios, que correspondem à Energia Assegurada da UHE Itá.

As informações pertinentes à participação na controlada em conjunto estão demonstradas a seguir:

	31.03.2004	**31.12.2003**
Quantidade de ações do capital social	520.219.172	520.219.172
Quantidade de ações de propriedade da Tractebel Energia	253.606.840	253.606.840
Participação %	48,750	48,750
Capital social	426.300	426.300
Patrimônio líquido	519.020	510.136
Resultado do período	8.884	15.079
Investimento:		
Equivalência patrimonial	253.022	248.691
Ágio	14.303	14.875
Resultado de equivalência patrimonial	4.331	7.097

O ágio na aquisição do investimento tem fundamento econômico na expectativa de resultados futuros e está sendo amortizado pelo prazo de 10 anos.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com as premissas indicadas ao contexto da investida, projetado para o período de concessão, admitindo-se uma renovação da concessão ao seu término, conforme faculta o respectivo Contrato de Concessão.

A avaliação considerou a relação de *debt/equity* de 50/50 para a implementação do projeto Itá, utilizando-se taxas de desconto de 11,0% para capital de terceiros e de 11,5% para capital próprio.

O ágio amortizado no 1º trimestre de 2004 foi de R$ 572

04.01 - NOTAS EXPLICATIVAS

Os principais grupos do ativo, passivo e resultado da controlada estão demonstrados a seguir, os quais foram consolidados na proporção do investimento da Companhia no capital social da controlada:

ATIVO	31.03.2004	31.12.2003
Circulante	155.898	150.252
Realizável a longo prazo	2.946	7.813
Permanente	1.136.816	1.147.189
	1.295.660	1.305.254
PASSIVO		
Circulante	189.770	192.856
Exigível a longo prazo	586.870	602.262
Patrimônio líquido	519.020	510.136
	1.295.660	1.305.254

RESULTADO	31.03.2004	31.03.2003
Receitas operacionais brutas	88.670	80.176
Deduções da receita operacional	(6.905)	(3.016)
Receitas líquidas de vendas	**81.765**	**77.160**
CUSTOS DE ENERGIA ELÉTRICA		
Energia elétrica – exposição no MAE	(20.956)	(16.625)
Custo de produção de energia elétrica	(11.290)	(12.905)
	(32.246)	**(29.530)**
RESULTADO BRUTO	**49.519**	**47.630**
DESPESAS OPERACIONAIS		
Despesas com vendas	(5.282)	(4.110)
Despesas gerais e administrativas	(4.858)	(4.827)
	(10.140)	**(8.937)**
Resultado do serviço	**39.379**	**38.693**
Receitas (despesas) financeiras	**(25.898)**	**(39.097)**
RESULTADO OPERACIONAL	**13.481**	**(404)**
RESULTADO NÃO OPERACIONAL	**(1)**	**-**
RESULTADO ANTES DOS TRIBUTOS	**13.480**	**(404)**
Imposto de renda e contribuição social	**(4.596)**	**-**
LUCRO (PREJUÍZO) DO PERÍODO	**8.884**	**(404)**

b.2 - Companhia Energética Meridional – CEM (Controlada)

A CEM detém a concessão da Usina Hidrelétrica Cana Brava, localizada no Rio Tocantins, norte do Estado de Goiás, com capacidade instalada de 450 MW e 273,4 MW médios de energia assegurada. A concessão para construção e exploração do empreendimento tem prazo de vigência de 35 anos, a partir de 27.08.1998.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	31.03.2004			31.12.2003
	Ações			
	Ordinárias	Preferenciais	Total	Total
Quantidade de ações do capital social	79.063.566	146.107.126	225.170.692	225.170.692
Quantidade de ações de propriedade da Tractebel Energia	79.063.562	146.107.126	225.170.688	225.170.688
Participação %	99,99	100,00	99,99	99,99
Capital social	78.748	145.474	224.222	224.222
Patrimônio líquido	-	-	237.537	227.000
Resultado do período	-	-	10.537	94.638
Investimento:				
Equivalência patrimonial	-	-	237.537	227.000
Ágio	-	-	39.005	40.120
Resultado de equivalência patrimonial	-	-	10.537	94.638

O ágio na aquisição do controle acionário tem fundamento econômico na expectativa de resultado futuro e está sendo amortizado pelo prazo de 10 anos, a partir de janeiro de 2003.

A determinação do ágio teve por base fluxo de caixa calculado por instituição financeira especializada, com premissas indicadas ao contexto da investida, projetado para 35 anos, prazo de concessão da usina, ajustado a valor presente com taxa de desconto de 14% a.a.

A avaliação levou em consideração a relação *debt/equity* de 70/30 para a construção da usina. Parte do ágio está associada aos bônus de subscrição adquiridos na transação, que foram utilizados para aporte de capital durante a fase pré-operacional da investida.

O ágio amortizado no 1° trimestre de 2004 foi de R$ 1.115

b.3 – Delta Participações S.A. (Controlada)

A Companhia detém 9.999 das 10.000 ações que compõem o Capital Social da Delta, constituída em 31.10.2001, a qual não exerceu atividades até o presente momento.

b.4 – Tractebel Energia Comercializadora Ltda. (Controlada)

Sociedade constituída em 16.10.2000, sob a denominação de Beta Participações Ltda., tendo sua denominação alterada em 10.06.2002. Seu capital social em 31.03.2004 é de R$ 26, representado por 26.000 quotas de capital, das quais a Companhia possui 25.999. A controlada não exerceu atividades no 1° trimestre de 2004.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	31.03.2004	31.12.2003
Quotas que compõem o capital social	26.000	26.000
Quotas de propriedade da Tractebel Energia	25.999	25.999
Participação %	99,99	99,99
Capital social	26	26
Patrimônio líquido	10	10
Investimento:		
Equivalência patrimonial	10	10

b.5 – Lages Bioenergética Ltda. (Controlada)

Sociedade constituída em 26.06.2002, tendo recebido autorização da Agência Nacional de Energia Elétrica – ANEEL, em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A unidade de cogeração possui um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. As obras do empreendimento iniciaram em janeiro de 2003 com previsão de conclusão para abril de 2004, contudo, o cronograma foi antecipado e sua conclusão ocorreu em 16.12.2003. A Agência Nacional de Energia Elétrica – ANEEL, através do Despacho nº 990, de 19.12.2003, liberou o inicio da operação comercial da central geradora a partir do dia 23.12.2003, e disponibilização ao Operador Nacional do Sistema Elétrico – ONS da energia produzida.

As informações pertinentes à participação na controlada estão demonstradas a seguir:

	31.03.2004	31.12.2003
Quotas que compõem o capital social	30.529.984	30.529.984
Quotas de propriedade da Tractebel Energia	30.529.983	30.529.983
Participação %	99,99	99,99
Capital social	30.530	30.530
Patrimônio líquido	30.530	30.530
Resultado do período	(1.644)	-
Investimento:		
Equivalência patrimonial	28.886	30.530

NOTA 8 – ATIVO IMOBILIZADO

a) Composição

	31.03.2004		31.12.2003
	Taxas médias de depreciação	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Geração Hidráulica			
UHE Salto Santiago	2,5	638.565	638.565
UHE Salto Osório	2,8	288.646	288.646
UHE Passo Fundo	2,5	123.321	122.989
UHE Itá (participação em consórcio)	2,3	1.236.171	1.236.001
UHE Machadinho (participação em consórcio)	2,4	177.795	177.795
		2.464.498	2.463.996
(-) Depreciação Acumulada		(860.040)	(845.160)
		1.604.458	**1.618.836**
Geração Térmica			
Complexo Jorge Lacerda	4,3	2.436.019	2.433.490
UTE Charqueadas	4,5	54.817	54.817
UTE Alegrete	4,1	8.010	8.010
UTE William Arjona	4,8	148.430	151.906
		2.647.276	2.648.223
(-) Depreciação Acumulada		(1.104.535)	(1.079.715)
		1.542.741	**1.568.508**
Sistema de Comunicação	6,1	1.674	1.674
(-) Depreciação Acumulada		(909)	(886)
		765	**788**
Equipamentos Gerais e Outros	10,0	27.067	26.452
(-) Depreciação Acumulada		(12.412)	(11.737)
		14.655	**14.715**
		3.162.619	**3.202.847**

04.01 - NOTAS EXPLICATIVAS

Composição do Ativo Imobilizado (continuação)

	31.03.2004	31.12.2003
	Custo corrigido	Custo corrigido
Total das Imobilizações em Serviço	**3.162.619**	**3.202.847**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho (custos retardatários)	1.094	1.090
UHE Salto Santiago (obra de adição)	275	238
UHE Salto Osório (obra de adição)	5.080	348
UHE Itá (custos retardatários)	820	1.075
Outros	964	1.125
	8.233	**3.876**
Geração Térmica		
UTE Jacuí	83.904	83.314
UTE Jorge Lacerda (obra de adição)	18.839	20.720
UTE Charqueadas (obra de adição)	635	636
Outros	2.982	199
	106.360	**104.869**
Outros	**1.849**	**3.846**
	116.442	**112.591**
Imobilizações líquidas	**3.279.061**	**3.315.438**
Obrigações Especiais	**(56.564)**	**(56.564)**
	3.222.497	**3.258.874**

b) Obrigações especiais

Referem-se a obrigações vinculadas ao serviço público de energia elétrica e representam os valores aplicados nos empreendimentos sob concessão, com recursos da União, e de doações não condicionadas a qualquer retorno a favor do doador. A quitação dessas obrigações dar-se-á no vencimento das respectivas concessões, estabelecido pelo Poder Concedente. A composição destas obrigações, em 31.03.2004 e 31.12.2003, é a seguinte:

Doações e subvenções destinadas a investimentos	47.937
Reversão e amortização	2.230
Participação da União	3.758
Outras	2.639
	56.564

c) Concessões e autorizações do Órgão Regulador

A Companhia possui as seguintes concessões e autorizações para exploração de energia elétrica:

	Detentora da Concessão ou Autorização	Capacidade Instalada MW	Data do ato	Vencimento
I – Concessões				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Autorizações				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

A concessão pertinente à UHE Itá está compartilhada com a controlada em conjunto Itá Energética S.A. – ITASA (Ver Nota 7-b.1).

A concessão da UHE Machadinho está compartilhada com outros concessionários que compõem o Consórcio Machadinho, do qual a Companhia é a líder e detém participação de 16,94%.

d) Usina Termelétrica Jacuí

Em 12.03.1999, cumprindo exigências do Edital de Privatização, a Companhia comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí, recebendo, daquela agência reguladora, autorização para a implantação do projeto. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM, emitiu a Licença de Instalação (LI), renovado-a em janeiro de 2004. Há pendências importantes a serem superadas, em relação a: (a) definição da sistemática de reembolso do combustível a ser utilizado na usina, no período posterior aos primeiros cinco anos de operação; (b) regulamentação do setor elétrico; (c) contratação da energia gerada pela Usina; e (d) contratação do EPC (*Engineering Procurement and Construction*), no que respeita à garantia de funcionamento da planta com a capacidade originalmente projetada, sem customização relevante em relação aos equipamentos já adquiridos. A solução destas questões é imprescindível para a viabilidade do empreendimento diretamente pela Companhia, o que faz com que outras soluções alternativas sejam analisadas.

e) Capacidade de recuperação através de operações futuras

A Companhia, com base em projeções de fluxo futuro de caixa descontado a valor presente, elaboradas internamente, de acordo com o item n º 44 da deliberação n º 183/95 da Comissão de Valores Mobiliários, avaliou que alguns ativos integrantes de seu parque gerador não serão recuperados pelas suas operações futuras, se considerados isoladamente. No entanto, a Administração da Companhia entende que esses ativos, no conjunto de seus ativos operacionais, produzirão fluxo de caixa positivo.

f) Indisponibilidade dos bens

De acordo com os artigos 63 e 64 do Decreto nº 41.019, de 26 de fevereiro de 1957, os bens e instalações utilizados na produção, transmissão, distribuição, inclusive comercialização de energia elétrica, são vinculados a esses serviços, não podendo ser retirados, alienados, cedidos ou dados em garantia hipotecária sem a prévia e expressa autorização do Órgão Regulador. A Resolução ANEEL nº 20/99 regulamenta a desvinculação de bens das concessões do Serviço Público de Energia Elétrica, concedendo autorização prévia para desvinculação de bens inservíveis à concessão, quando destinados à alienação, determinando que o produto das alienações seja depositado em conta bancária vinculada para aplicação na concessão.

g) Bens da União utilizados pela Companhia

A Companhia exerce a posse e opera a Usina Termelétrica Alegrete, composta de duas unidades geradoras com capacidade total de 66 MW e uma vila residencial com 15 casas, localizada no Município de Alegrete – RS, de titularidade da União e cedida em regime especial de utilização.

NOTA 9 – DESCONTINUIDADE DAS UNIDADES 4 E 5 DA UTE WILLIAM ARJONA

As unidades geradoras 4 e 5 da usina termelétrica William Arjona, com potência total de 70 MW, utilizam gás natural para geração de energia elétrica e foram implantadas com o objetivo específico de atender a Comercializadora Brasileira de Energia Emergencial – CBEE, sob a regência do Contrato de Suprimento de Energia Elétrica firmado em 10.01.2002, com vigência até 31.12.2004.

Após cumprir seus objetivos primordiais, é possível que as referidas unidades sejam desativadas. Em linha com esta possibilidade, a Companhia está amortizando o valor econômico destes ativos no período de sua utilização, de forma a atingir um valor residual compatível com o provável valor de alienação, para o caso desta hipótese vir a se confirmar. A adoção deste procedimento não prejudica a capacidade de recuperação dos ativos através de sua operação durante a vigência do contrato.

Neste contexto, foi reconhecido o valor de R$ 3.476 no resultado deste trimestre, que somado aos valores referentes às amortizações relativas a 2002 e 2003 totaliza R$ 24.784, restando o valor de R$10.430 a ser amortizado até o final de 2004. Estes valores estão sendo considerados "diferenças temporárias", para fins fiscais.

NOTA 10 - FORNECEDORES

	31.03.2004	31.12.2003
Energia elétrica	77.197	54.757
Combustíveis fósseis	35.914	31.843
Materiais e serviços	24.401	21.638
	137.512	108.238

NOTA 11 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	31.03.2004			31.12.2003		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	111.927	563.869	675.796	103.309	560.165	663.474
Instituições financeiras	18.820	195.862	214.682	15.519	202.294	217.813
	130.747	**759.731**	**890.478**	**118.828**	**762.459**	**881.287**
Moeda Nacional						
ELETROBRÁS	61.626	298.222	359.848	60.111	314.208	374.319
Instituições financeiras	9.926	49.132	59.058	9.953	51.673	61.626
	71.552	**347.354**	**418.906**	**70.064**	**365.881**	**435.945**
	202.299	**1.107.085**	**1.309.384**	**188.892**	**1.128.340**	**1.317.232**

b) Mutações no trimestre

	Circulante	Longo Prazo
Saldo em 31.12.2003	**188.892**	**1.128.340**
Liquidações	(36.105)	-
Transferências	22.660	(22.660)
Encargos gerados no trimestre	26.243	-
Variações monetárias geradas no trimestre	609	1.405
Saldo em 31.03.2004	**202.299**	**1.107.085**

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Mar/04
R$ Milhões
247
28%
Euro
556
62%
Dólar
Norte
Americ.
87
10%
Libra
Esterlina


Dívida Externa em Dez/03
R$ Milhões
280
32%
Euro
516
59%
Dólar
Norte
Americ.
85
9%
Libra
Esterlina

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Mar/04
R$ Milhões
59
14%
Não
indexado
360
86%
IVRRGR


Dívida Nacional em Dez/03
R$ Milhões
62
14%
Não
indexado
374
86%
IVRRGR

IVRRGR - Índice de Variação Recursos da RGR

04.01 - NOTAS EXPLICATIVAS

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
1.400
1.200
1.000
800
600
400
200
0
173
195
206
205
285
288
74
73
67
66
302
301
1.107
1.128
2005
2006
2007
2008
2009
De 2010 até 2024
Total
Mar/03
Dez/03

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a, no 4° trimestre de 2003)
Taxas flutuantes: 17,31% a.a. (18,49% a.a., no 4° trimestre de 2003)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (6,00% a 8,49% a.a., no 4° trimestre de 2003)
Taxas flutuantes: 1,73% a 9,95% a.a. (1,73% a 9,95% a.a, no 4° trimestre de 2003)

NOTA 12 – PROVISÕES – OBRIGAÇÕES ESTIMADAS

	31.03.2004		31.12.2003	
	Circulante	Longo prazo	Circulante	Longo prazo
Provisões trabalhistas	8.166	-	7.668	-
Provisão para grandes manutenções	9.702	17.641	5.735	17.449
Provisão aquisição energia elétrica	48.838	-	58.085	4.646
Provisão bônus gerencial	3.500	-	3.500	-
Provisão participação nos lucros ou resultados	8.500	-	8.500	-
Outras	36	588	312	582
	78.742	18.229	83.800	22.677

As provisões trabalhistas referem-se às estimativas de 13° salário, férias, gratificação de férias e os respectivos encargos sociais.

04.01 - NOTAS EXPLICATIVAS

Buscando mensurar adequadamente os resultados dos exercícios sociais futuros, a Companhia adota o registro de provisões para grandes manutenções do parque gerador, com base em plano executivo para preservação das condições de operação das usinas.

A provisão para aquisição de energia elétrica refere-se à parcela de responsabilidade da Companhia, em virtude da exposição da ITASA no MAE no período de junho de 2001 a fevereiro de 2002, por força do Despacho ANEEL nº 288/2002. Os valores decorrentes dessa exposição foram reconhecidos pela ITASA na rubrica "despesas antecipadas" e estão sendo amortizados concomitantemente com a realização das receitas provenientes do reajuste extraordinário de preço da energia contratada pelos seus acionistas, concedido para manter o equilíbrio econômico-financeiro dos respectivos contratos de compra e venda de energia elétrica entre as partes. Os aditivos contratuais firmados para este fim têm vigência até 31.01.2005. Todos os efeitos advindos dessas operações, contabilizados pela ITASA, são neutralizados nas demonstrações financeiras da Companhia, através da reversão desta provisão. O valor revertido no presente trimestre é de R$ 13.893.

NOTA 13 - PROVISÕES PARA CONTINGÊNCIAS

A companhia possui notificações do INSS e da SRF, que estão sendo impugnadas administrativamente, bem como processos judiciais que tramitam em diversas instâncias, que na avaliação dos consultores jurídicos se revestem de riscos prováveis. Todos esses processos estão provisionados por valores julgados suficientes para cobertura das contingências, conforme abaixo:

	31.03.2004				31.12.2003	
	Circulante	Longo Prazo	Total	Depósitos Judiciais	Total	Depósitos Judiciais
Trabalhistas						
Vínculo empregatício e reintegração	3.698	15.346	19.044	11.388	18.642	12.405
Periculosidade	182	755	937	399	904	388
Jornada de advogado e horas extras	257	1.068	1.325	315	1.291	274
Equiparação salarial e enquadramento funcional	169	704	873	193	852	293
Horas in itinere	294	1.220	1.514	181	1.478	188
Outras	455	1.886	2.341	2.165	2.278	2.141
	5.055	20.979	26.034	14.641	25.445	15.689
Cíveis						
Fornecedores	2.331	24.425	26.756	-	25.734	-
Atingidos pela UHE Itá	1.098	6.108	7.206	-	7.327	-
Danos emergentes e lucros cessantes	262	1.459	1.721	-	1.649	-
Doença ocupacional e acidente de trabalho	2.784	15.478	18.262	-	18.160	-
Outras	256	1.421	1.677	-	1.648	-
	6.731	48.891	55.622	-	54.518	-
Fiscais						
Contribuição Social	-	9.889	9.889	4.606	9.540	4.477
INSS	-	7.071	7.071	5.641	6.983	3.029
	-	16.960	16.960	10.247	16.523	7.506
	11.786	86.830	98.616	24.888	96.486	23.195

A Companhia é parte em processos judiciais que na avaliação dos consultores jurídicos, baseada em experiências com naturezas semelhantes, não apresentam risco provável e, portanto, não foram reconhecidos nas demonstrações financeiras.

Os valores envolvidos estão abaixo discriminados:

	31.03.2004			31.12.2003		
	Risco possível	Risco remoto	Total	Risco possível	Risco remoto	Total
Trabalhistas	7.418	10.391	17.809	7.215	9.568	16.783
Cíveis	11.048	1.529	12.577	10.482	1.468	11.950
	18.466	**11.920**	**30.386**	**17.697**	**11.036**	**28.733**

NOTA 14 – BENEFÍCIOS PÓS-EMPREGO

Os passivos atuariais da Companhia são determinados por atuário independente, com base no Método da Unidade de Crédito Projetada.

Os benefícios pós-emprego mantidos pela Companhia são os seguintes:

a) Plano de Benefícios de Previdência Complementar

A Companhia, através da PREVIG – Sociedade de Previdência Complementar, mantém Plano de Benefícios de Previdência Complementar para seus atuais empregados e para aqueles que se aposentaram após 24.12.1997, e através da Fundação Eletrosul de Previdência e Assistência Social – ELOS, para os participantes aposentados até 23.12.1997, data da cisão parcial da ELETROSUL.

A PREVIG e a ELOS são entidades fechadas de previdência complementar, pessoas jurídicas de direito privado, de fins não lucrativos, sendo que a primeira é patrocinada pela Companhia e por outra empresa, sem solidariedade entre as patrocinadoras, e a segunda é patrocinada exclusivamente pela Tractebel Energia.

A PREVIG e a ELOS administram Plano de Benefícios do tipo benefício definido, com regime financeiro de capitalização para os benefícios de aposentadoria e pensão e repartição simples para os auxílios, a seguir especificados:

- Complementação de aposentadoria por tempo de serviço;
- Complementação de aposentadoria por invalidez;
- Complementação de aposentadoria por idade;
- Complementação de aposentadoria especial e de ex-combatente;
- Complementação de pensão;
- Complementação de auxílio reclusão; e
- Auxílio funeral.

O benefício inicial de complementação de aposentadoria da PREVIG e da ELOS consiste, basicamente, na diferença entre a média aritmética dos 36 últimos salários reais de contribuição do empregado ao Plano, atualizados mês a mês pelo IGP-DI e o valor hipotético do benefício de aposentadoria da Previdência Social, calculado com a aplicação das regras que vigoravam antes da entrada em vigor da Lei nº 9.876, de 26.11.1999. Após sua concessão, a complementação de benefício é reajustada anualmente com base na variação do INPC.

04.01 - NOTAS EXPLICATIVAS

O custeio do Plano de Benefícios é coberto por contribuições dos participantes e da patrocinadora. A contribuição da Companhia corresponde a duas vezes a contribuição de seus empregados. Adicionalmente, a Companhia contribui com 1,7825% da folha de salários (percentual ajustado mensalmente por um fator determinado em função da oscilação do número de empregados participantes do Plano) para fins de amortização de reservas relativas a tempo de serviço passado por ela reconhecido, reavaliadas atuarialmente, cujo compromisso encerra-se em dezembro de 2023. O valor dessas contribuições no 1° trimestre de 2004 foi de R$ 1.644 (R$ 1.892 no 1° trimestre de 2003).

A Companhia é responsável e pelo custeio de 100% do valor das despesas administrativas da PREVIG e pelo custeio de 57% do valor das despesas administrativas da ELOS (a parcela restante, de 43%, é custeada pelo Plano de Benefícios da outra patrocinadora desta fundação). Ambas as despesas são limitadas em 15% do total das respectivas receitas previdenciais. O valor de responsabilidade da Companhia no 1° trimestre de 2004 foi de R$ 784 (R$ 337 no 1° trimestre de 2003).

Em 04.10.2002, através do Ofício nº 1755/SPC/GAB/COA, a Secretaria de Previdência Complementar – SPC aprovou a rescisão do Convênio de Adesão da Companhia com a ELOS e a total transferência de gerenciamento do plano de benefícios para a PREVIG, cujo Estatuto e Regulamento do Plano de Benefícios são os mesmos adotados pela Fundação ELOS, mantendo-se, assim, todos os direitos e obrigações da Patrocinadora e dos Participantes.

Em 25.01.2003, a ELOS e a PREVIG, com interveniência anuência das respectivas patrocinadoras, firmaram Termo de Acordo para Transferência Parcial dos Direitos e Obrigações do Plano de Benefícios de responsabilidade da Tractebel Energia na ELOS para o gerenciamento da PREVIG. Referido Termo de Acordo estabeleceu a transferência imediata dos ativos financeiros garantidores das reservas matemáticas de benefícios a conceder, correspondentes aos participantes que ainda não entraram em gozo de benefícios, e de benefícios concedidos, compreendendo os participantes assistidos que entraram em gozo de benefício após 23.12.1997. Estabeleceu, ainda, que as partes deverão buscar, de forma consensual, alternativas àquela aprovada pela SPC para a parcela do Plano de Benefícios de responsabilidade da Companhia que ainda não foi vertida da ELOS para a PREVIG. Considerando que o Termo de Acordo expirou no dia 20.09.2003, as partes estão buscando a regularização da situação o mais rapidamente possível.

b) Gratificação por Confidencialidade

Consiste no pagamento de uma remuneração ao empregado da carreira gerencial, por ocasião do término do seu vínculo empregatício.

04.01 - NOTAS EXPLICATIVAS

As premissas atuariais utilizadas na avaliação dos benefícios estão descritas a seguir:

Hipóteses Econômicas (nominais)

Taxa de desconto – 11% a. a.
Taxa de retorno esperado dos ativos – 11% a. a.
Crescimento salarial futuro
- Participante ativo – 8% a. a.
- Participante auto-patrocinado – 5% a. a.
Crescimento dos benefícios da previdência social – 5% a. a.
Crescimento dos benefícios do Plano patrocinado pela Companhia – 5% a. a.
Inflação – 5% a. a.
Fator de capacidade
- Salários – 98%
- Benefícios – 98%

Hipóteses Demográficas

Tábua de Mortalidade (ativos) - GAM 1983
Tábua de Mortalidade de Inválidos – RRB 1944
Tábua de Entrada em Invalidez - RRB 1944
Tábua de Rotatividade – Experiência Towers Perrin
Idade de Aposentadoria – Primeira idade de elegibilidade
% de participantes ativos casados na data da aposentadoria – 95%
Diferença de idade entre participante e cônjuge – Esposas são 4 anos mais jovens que maridos

Outras Hipóteses

% de participantes com direito à conversão de aposentadoria especial em aposentadoria por tempo de serviço (SB-40), que optarão pela conversão – 100%
Fator de conversão do SB40 – 140%

Os valores reconhecidos no 1º. trimestre de 2004, com efeitos no passivo atuarial líquido apurado em 31.03.2004, estão demonstrados a seguir:

Passivo líquido em 31.12.2003	**244.101**
Despesas reconhecidas na demonstração do resultado:	
Juros e variações monetárias sobre as obrigações contratadas	3.573
Contribuição da patrocinadora	1.311
Contribuição complementar	333
Complemento de despesas atuariais projetadas para 2004	9.095
	258.413
Amortização de obrigações contratadas	(13.989)
Passivo líquido em 31.03.2004	**244.424**
Classificação do passivo	
Circulante	42.484
Exigível a longo prazo	201.940
	244.424

NOTA 15 – PASSIVO FISCAL DIFERIDO

Encontram-se registrados nesta rubrica o imposto de renda e a contribuição social sobre o lucro líquido, no valor de R$ 48.603, calculados sobre a provisão de venda de energia elétrica no âmbito do MAE, no valor de R$ 142.949, correspondente ao período de setembro de 2000 a setembro de 2002. Considerando que o valor da receita está sendo contestado judicialmente por agentes que discordam da interpretação adotada pelo MAE na aplicação de determinadas regras de contabilização, segundo o disposto no Despacho ANEEL nº. 288, de 16.05.2002, eventual êxito dos agentes impetrantes caracterizará a inexistência da receita e do respectivo ativo, razão pela qual a mesma está sendo tratada como provisão e considerada diferença temporária para fins fiscais.

04.01 - NOTAS EXPLICATIVAS

NOTA 16 - PATRIMÔNIO LÍQUIDO

a) Capital social autorizado

A Companhia está autorizada a aumentar o seu capital social até o limite de R$ 4.500.000, independentemente de reforma estatutária.

b) Capital social subscrito e integralizado

O capital social da Companhia, em 31 de março de 2004, é de R$ 2.445.766 e está representado por 652.742.193.511 ações, sendo 464.052.075.236 ações ordinárias, 75.069.876 ações preferenciais classe A e 188.615.048.399 ações preferenciais classe B, todas sem valor nominal. O valor patrimonial da ação, por lote de mil, em 31 de março de 2004 é de R$ 4,18 (R$ 3,99 em 31.12.2003).
As ações preferenciais não garantem direito a voto e não são conversíveis em ações ordinárias. Essas ações têm prioridade na distribuição de dividendos, à razão de 8%, no caso das ações classe "A" e de 6%, para as de classe "B", calculados sobre o capital social das respectivas classes de ações, dividendos esses a serem entre elas rateados igualmente. Para ambas as classes de ações, o dividendo será calculado à razão de 3% do valor do patrimônio líquido a elas correspondente, caso tais dividendos sejam maiores que os calculados com base nas taxas retro mencionadas.

O quadro societário da Companhia, em 31.03.2004, está assim constituído:


Participação no Capital Total
UNIÃO FEDERAL
2,48%
OUTROS
4,93%
BNDESPAR
5,04%
TRACTEBEL EGI
78,30%
BANCO
CLÁSSICO
9,25%


Participação no Capital Votante (Ações Ordinárias)
UNIÃO FEDERAL
3,13%
OUTROS
3,21%
BNDESPAR
3,21%
TRACTEBEL EGI
80,40%
BANCO
CLÁSSICO
10,05%


Ações Preferenciais
UNIÃO FEDERAL 0,89%
BNDESPAR 9,54%
OUTROS 9,18%
BANCO CLÁSSICO 7,25%
TRACTEBEL EGI 73,14%

	31.03.2004	31.12.2003
c) Composição das reservas		
Reserva de Capital		
Remuneração de bens e direitos constituídos com capital próprio	91.695	91.695
Reservas de Lucros		
Reserva legal	63.492	63.492
Reserva de retenção de lucros	843	843
	64.335	64.335

NOTA 17 – ARRENDAMENTO MERCANTIL

A Companhia utiliza operações de arrendamento mercantil para a renovação de seu parque de informática e de sua frota de veículos.

Os contratos atualmente existentes envolvem os seguintes bens:

a) Equipamentos de informática

O prazo de arrendamento é de 36 meses e a aquisição dos bens pela arrendatária está contratualmente assegurada pelo valor unitário de R$ 1,00. Existem, em 31.03.2004, 208 microcomputadores contratatados, representando cerca de 40% do total.

O saldo das contraprestações a pagar, em 31.03.2004, é de R$ 588, dos quais R$ 345 vencem nos próximos 12 meses e R$ 243, nos meses subseqüentes. O montante das contraprestações reconhecidas no 1° trimestre de 2004 é de R$ 86.

b) Frota de veículos

A Companhia tem contrato de arrendamento de 29 veículos, em 31.03.2004. Os contratos têm prazo de 36 meses, estando assegurada, à arrendatária, a aquisição dos bens no término dos contratos pelo valor equivalente a 20% do valor dos bens.

O saldo das contraprestações a pagar, em 31.03.2004, é de R$ 1.866, dos quais R$ 678 vencem nos próximos 12 meses e R$ 1.188, nos meses subseqüentes. O montante das contraprestações reconhecidas no 1° trimestre de 2004 é de R$ 85.

NOTA 18 - INSTRUMENTOS FINANCEIROS

a) Gestão de risco

a.1) Risco de Mercado

A utilização de instrumentos financeiros, pela Companhia, tem como objetivo proteger seus ativos e passivos, minimizando a exposição a riscos de mercado, principalmente no que diz respeito às oscilações de taxas de juros, índices de preços e moedas. Estes riscos são monitorados pelo Comitê de Gestão Financeira, que periodicamente avalia a exposição da Companhia e propõe estratégias operacionais, sistema de controle, limites de posição e limites de crédito com os demais parceiros do mercado.

A Companhia tem registrado em seus livros operações de swap de taxa de juros no mercado internacional ficando passiva à taxa fixa média de 5,272% a.a. e ativa em Libor US$ seis meses, com início de fluência em 15.10.2001 e término em 15.04.2006, com valor de principal de US$ 13.810 mil, equivalente a R$ 40.168 em 31.03.2004, amortizado semestralmente a partir de 15.04.2003. No 1° trimestre de 2004, esta operação gerou despesa de R$ 420 (R$ 467 no 1° trimestre de 2003), devidamente reconhecida nas demonstrações financeiras.

a.2) Risco de Crédito

Nos contratos bilaterais de longo prazo e nos contratos iniciais de compra e venda de energia, a Companhia busca minimizar o seu risco de crédito através da utilização de um mecanismo de constituição de garantias envolvendo os recebíveis de seus clientes. Este mecanismo já se mostrou eficaz quando houve necessidade de utilizá-lo, evitando prejuízos à Companhia.

A partir de 2003, com a redução das vendas de energia elétrica vinculadas aos contratos iniciais, conjugado com a entrada em operação de novas usinas, a Companhia deu inicio à ampliação de sua carteira de clientes, focando clientes industriais, os chamados Consumidores Livres. Para minimizar o risco de crédito diante desses parceiros comerciais foi criada, na Companhia, a área de crédito, cujo escopo do trabalho compreende a análise prévia e o estabelecimento, em conjunto com o Comitê de Crédito, de limite de crédito e garantias a serem exigidas das contrapartes.

Nas operações no mercado financeiro, a Companhia também possui limites de crédito com as instituições financeiras, os quais são revisados periodicamente pelo seu Comitê de Gestão Financeira, com base em avaliação interna e em ratings divulgados pelas agências classificadoras de risco.

b) Valor de mercado

Nas operações envolvendo instrumentos financeiros, somente nos empréstimos e financiamentos foram identificadas diferenças significativas entre os valores de mercado e os valores contábeis, principalmente em virtude de estes instrumentos financeiros possuírem prazos de liquidação bastante alongados e custos significativamente baixos em relação às taxas praticadas atualmente para contratos similares. Na determinação dos valores de mercado, a administração da Companhia utilizou fluxos de caixa futuros descontados a taxas julgadas adequadas para operações semelhantes, ou cotações do mercado internacional, quando disponíveis.

	31.03.2004		31.12.2003	
	Contábil	**Mercado**	**Contábil**	**Mercado**
Empréstimos e encargos em moeda estrangeira	890.478	836.988	881.287	857.916
Empréstimos e encargos em moeda nacional	418.906	406.520	435.945	414.117
	1.309.384	**1.243.508**	**1.317.232**	**1.272.033**

NOTA 19 – TRANSAÇÕES COM PARTES RELACIONADAS

A Companhia possui contratos com suas controladas e com sua controladora indireta, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Em 26.06.2003, a Companhia assinou aditivos aos Contratos de Compra e Venda de Energia Elétrica, com vigência para o período de fevereiro de 2004 a janeiro de 2005, que têm por finalidade o reajuste, em caráter extraordinário, do preço da energia contratada, para fazer face ao saldo da exposição da ITASA no MAE, no período de junho de 2001 a fevereiro de 2002, cuja liquidação ocorreu em 03.07.2003.

04.01 - NOTAS EXPLICATIVAS

Na mesma data de 26.06.2003, a Companhia celebrou Termo de Compromisso visando à antecipação do pagamento dos Reajustes Extraordinários previstos nos aditivos aos contratos mencionados acima, com taxa de desconto de 0,949% a.m. sobre o valor total do reajuste extraordinário, tendo sido pago à ITASA, em 04.07.2004, o montante de R$ 58.453, a título de adiantamento, dos quais R$ 9.615 foram baixados através de encontro de contas com os faturamentos do reajuste extraordinário relativo aos meses de fevereiro e março de 2004, restando pendente o valor de R$ 48.838.

Em 20.02.2003, a Companhia havia assinado aditivos aos Contratos de Compra e Venda de Energia Elétrica, com vigência para o período de fevereiro de 2003 a janeiro de 2004, e Termo de Compromisso de antecipação e pagamento, nas mesmas condições acima, para fazer face à 1ª. liquidação do MAE ocorrida em 30.12.2002. O valor de R$ 65.734, adiantado naquela oportunidade, foi integralmente amortizado através de encontro de contas com os faturamentos do reajuste extraordinário relativo aos meses de fevereiro de 2003 a janeiro de 2004.

Companhia Energética Meridional – CEM

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato firmado em 02.01.2003, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato com a Suez-Tractebel S.A. (Controladora Indireta)

Em 02.05.2002, a Companhia celebrou contrato com a Suez-Tractebel S.A. (atual denominação da Tractebel S.A.), sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em AGE realizada em 29.04.2002, tendo o acionista controlador renunciado ao direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim. O valor dos honorários durante a vigência do

contrato está limitado ao montante anual não cumulativo de 1.500.000 EUROS e os serviços executados e respectivos honorários são submetidos ao conhecimento do Conselho Fiscal da Companhia, no qual tem assento um membro eleito pelos acionistas minoritários.

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	31.03.2004					31.12.2003
	Tractebel EGI Ltda.	Lages Bioenergica Ltda.	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo						
Contas a receber	670	90	52.977	48.239	101.976	114.701
Passivo						
Fornecedores	-	-	26.465	12.464	38.929	38.571
Dividendos e juros sobre o capital próprio	297.323	-	-	-	297.323	357.234
Resultado						**31.03.2003**
Receita operacional						
Suprimento de energia elétrica	-	54	-	-	54	-
Receitas de serviços:						
Administração	-	15	145	-	160	153
Operação e manutenção	-	-	374	2.122	2.496	2.016
Despesa operacional						
Compra energia	-	-	59.228	49.876	109.104	93.516
Financeiro						
Receita	-	-	-	1.725	1.725	155

NOTA 20 – GARANTIAS A TERCEIROS

Itá Energética S.A. - ITASA

A Companhia e demais acionistas da ITASA são intervenientes nos contratos firmados entre a investida e o BNDES e outros agentes financeiros, vinculados à construção da UHE Itá. As intervenientes deram, em caução, a totalidade das ações de emissão da ITASA, de suas propriedades, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.03.2004 totaliza R$ 672.983 (R$ 671.828 em 31.12.2003).

A ITASA, para assegurar o pagamento das obrigações decorrentes dos contratos acima citados, deu as seguintes garantias ao BNDES e aos Agentes Financeiros: a) Penhor de Direitos Emergentes da Concessão para a exploração da UHE Itá; e b) Penhor de Direitos Creditórios decorrentes dos Contratos de Compra e Venda de Energia Elétrica celebrados com suas investidoras.

Companhia Energética Meridional - CEM

A Tractebel Energia é interveniente no Contrato de Subscrição e Integralização de Debêntures não Conversíveis em Ações nº 98.2.654.3.1 e no Contrato de Financiamento Mediante Abertura de Crédito nº 98.2.654.3.3, celebrados entre a controlada CEM e o BNDES, o primeiro em 19.05.1999, e aditado em 25.05.1999, e o segundo em 05.04.2000. Também é interveniente no Contrato de Empréstimo nº 1260/OC/BR firmado em 08.12.2000 e aditado em 06.03.2001, com o Banco Interamericano de Desenvolvimento – BID, tendo assumido, com ambos os agentes financeiros, as seguintes principais obrigações em relação aos contratos:

a) garantir o pagamento antecipado nas seguintes hipóteses exclusivas: a) de extinção da concessão por motivo imputável à CEM, aos intervenientes ou suas controladas, coligadas ou controladoras; e b) celebração de acordo com o Poder Concedente pela CEM, pelos intervenientes ou por qualquer uma de suas controladas, coligadas ou controladoras, visando à extinção da concessão;

b) ceder ao BNDES e ao BID quaisquer valores resultantes de indenização recebida em função da extinção da concessão da UHE Cana Brava, pelo Poder Concedente.

Além das obrigações acima especificadas, a Tractebel Energia deu ao BNDES e ao BID, em caução, a totalidade das ações de sua propriedade, representativas do capital social da CEM, até a liquidação final de todas as obrigações assumidas nos referidos contratos. A dívida em 31.03.2004 totaliza R$ 624.725 (R$ 627.294 em 31.12.2003).

A CEM cedeu os recebíveis decorrentes da geração e da comercialização provenientes da Usina Hidrelétrica Cana Brava, em garantia de pagamento de seus empréstimos e financiamentos.

Lages Bioenergética Ltda.

A Companhia é interveniente fiadora no Contrato de Abertura de Crédito Fixo celebrado entre Lages Bioenergética e o Banco Regional de Desenvolvimento do Extremo Sul – BRDE, em 25.07.2003, tendo cedido, em caução, as quotas de participação no capital social da controlada, de sua propriedade, até a liquidação final de todas as obrigações assumidas no referido contrato. A dívida em 31.03.2004 totaliza R$ 41.438 (R$ 33.247 em 31.12.2003).

A Lages Bioenergética, para assegurar o pagamento das obrigações decorrentes do contrato acima citado, cedeu em garantia os recebíveis decorrentes da comercialização da energia elétrica proveniente da Unidade de Cogeração.

NOTA 20 – CONTRATOS DE LONGO PRAZO

Além dos contratos com sociedades controladas e com a controladora indireta citados na Nota 19, a Companhia possui direitos e compromissos de longo prazo, dentre os quais se destacam:

a) Contrato de Conexão

Em conformidade com a Lei nº 9.648/98 e Decreto nº 2.655/98, estabelecendo que o acesso e uso dos sistemas de transmissão de energia elétrica sejam contratados separadamente da compra e venda de energia propriamente dita, a Companhia, em 20 de agosto de 1998, assinou o Contrato de Conexão com a ELETROSUL Centrais Elétricas S.A., com vigência a partir de 1° de setembro de 1998.

b) Contrato de Uso do Sistema de Transmissão

A Companhia firmou contrato de uso do sistema de transmissão, de acordo com a Lei nº 9.648/98 e Decreto nº 2.655/98, com a ELETROSUL Centrais Elétricas S.A., garantindo o uso da Rede Básica para entrega da energia elétrica vendida através dos Contratos Iniciais. O contrato tem vigência a partir de 1° de setembro de 1998 e os encargos decorrentes serão integralmente atribuídos às concessionárias de distribuição, conforme Resolução ANEEL nº 248, de 07 de agosto de 1998, não representando, portanto, ônus para a Companhia.

Para atender os contratos de venda da energia elétrica liberada dos Contratos Iniciais e da energia elétrica oriunda das usinas que entraram em operação comercial a partir de 01.01.2002, a Companhia celebrou contratos com o Operador Nacional do Sistema Elétrico – ONS, através dos quais assumiu 50% dos custos de transmissão, ficando os 50% restantes sob a responsabilidade das concessionárias distribuidoras. Os custos, para a Companhia, totalizaram R$ 17.341 em 31.03.2004 (R$ 7.377, no 1° trimestre de 2003).

c) Contratos Iniciais de Compra e Venda de Energia Elétrica

A Companhia celebrou, com base na Lei 9.648/98, artigo 10 e nas normas do GCOI, os Contratos Iniciais de Compra e Venda de Energia Elétrica com as concessionárias abaixo relacionadas, os quais estão sendo reduzidos em 25% ao ano, a partir de 2003, até a completa extinção em 31.12.2005. As quantidades abaixo indicadas referem-se aos saldos contratuais para suprimento no período de 01.04.2004 a 31.12.2005:

- Rio Grande Energia S.A. – RGE: – Total de 1.889.304 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: – Total de 6.390.383 MWh;
- Companhia Estadual de Energia Elétrica – CEEE: – Total de 654.917 MWh;
- Empresa Energética de Mato Grosso do Sul S.A. – ENERSUL: – Total de 1.540.821 MWh;
- Furnas Centrais Elétricas S.A.: – Total de 2.865.050 MWh;
- AES Sul – Distribuidora Gaúcha de Energia S.A.: – Total de 2.114.994 MWh.

d) Contratos Bilaterais de Venda de Energia Elétrica

A energia não comprometida com os Contratos Iniciais, inclusive a que está sendo liberada daqueles contratos a partir de 2003, vem sendo contratada com empresas distribuidoras e consumidores livres. Desta forma, a Companhia possui, entre outros, os seguintes principais contratos para venda de energia elétrica:

- Rio Grande Energia S.A. – RGE: Período de 01.04.2004 a 31.12.2014 – Total de 41.327.093 MWh;
- Centrais Elétricas de Santa Catarina S.A. – CELESC: Período de 01.04.2004 a 31.12.2008 - Total de 32.057.172 MWh;
- Companhia Paulista de Força de Força e Luz: Período de 01.04.2004 a 31.12.2010 – Montante global de 10.494.424 MWh;
- Companhia Piratininga de Força e Luz: Período de 01.04.2004 a 31.12.2010 – Montante global de 6.371.304 MWh;
- Light Serviços de Eletricidade S.A.: Período de 01.04.2004 a 31.12.2007 – Total de 1.397.418 MWh;
- Comercializadoras: O total global dos contratos com concessionárias comercializadoras, referente ao período de 01.04.2004 a 31.12.2014 é de 25.208.327 MWh;
- Consumidores Livres: Os contratos com clientes Consumidores Livres, para o período de 01.04.2004 a 31.12.2011, totalizam 14.027.764 MWh.

e) Compra de Energia Elétrica da Argentina

A Companhia firmou contrato com a CIEN – Companhia de Interconexão Energética, por um prazo de 20 anos, a partir de 21.06.2000, para a compra de 300 MW de potência firme com energia associada, para ser disponibilizada na subestação de Itá, da ELETROSUL.

f) Compra de gás natural

Em 10 de novembro de 2000, a Companhia celebrou contrato de aquisição de gás natural com a Companhia de Gás do Mato Grosso do Sul – MSGÁS, com vigência de 5 anos a partir de junho de 2001, início da operação comercial a gás da Usina Termelétrica William Arjona, localizada em Campo Grande – MS.

Conselho de Administração

Maurício Stolle Bähr (Presidente)
Jan Franciscus María Flachet (Vice-Presidente)
Victor-Frank de Paula Rosa Paranhos
Manoel Arlindo Zaroni Torres
Dirk Beeuwsaert
Eric Louisa Frans Kenis
Luiz Antônio Barbosa

Diretoria Executiva

Manoel Arlindo Zaroni Torres
Diretor Presidente

Marc Jacques Zelie Verstraete
Diretor Financeiro e de Relações com Investidores

José Carlos Cauduro Minuzzo
Diretor de Produção de Energia

Roberto Dorval Quadros
Diretor de Implantação de Projetos

Miroel Makiolke Wolowski
Diretor de Comercialização e Negócios

Luciano Flávio Andriani
Diretor Administrativo

Marco Antonio Amaral Sureck
Diretor de Planejamento e Controle

Departamento de Contabilidade

Waltamir Barreiros
Contador – CRC SC 008283/O-8

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

O lucro líquido do 1°. trimestre de 2004, apurado pela Companhia, foi de R$ 126.317, superior em 32,45% ao apurado no mesmo período do ano anterior (R$ 95.373).

O fator preponderante na performance verificada foi o aumento da receita líquida, que neste trimestre foi de R$ 525.705, representando um aumento de 31,21% em relação à do 1°. trimestre de 2003, que foi de R$ 400.657.

Embora as vendas decorrentes dos contratos iniciais venham sofrendo redução, desde 2003, à razão de 25% ao ano, os reajustes tarifários previstos nos contratos, calculados pela ANEEL, que ocorrem a partir do mês de abril de cada ano, mantiveram as receitas deste trimestre em níveis semelhantes às do 1°. trimestre do ano anterior, enquanto a energia elétrica liberada desses contratos vem sendo, em boa parte, vendida em contratos bilaterais.

Principais indicadores de resultado:

Indicador	1°Trimestre 2004	1°Trimestre 2003	%
Receitas operacionais líquidas	525.705	400.657	31,21
Lucro bruto	234.725	142.832	64,34
Margem bruta	44,65%	35,65%	9,00 p.p.
Lajida (Ebitda) (1)	241.162	176.066	36,97
Resultado do serviço	189.387	112.198	68,80
Resultado financeiro	(16.815)	(304)	5.431,25
Resultado operacional	184.109	135.344	36,03
Lucro líquido do período	126.317	95.373	32,45
Margem líquida	24,03%	23,80%	0,23 p.p.

(1) Lajida (Ebitda): Lucro Operacional + despesas financeiras líquidas + depreciação e amortização.

Reversão de Provisões Operacionais

Neste trimestre foram efetuadas reversões de provisões operacionais, no montante de R$ 21.214. Deste total, R$ 20.012 referem-se a realização de provisões anteriormente constituídas, que no momento do pagamento são apropriadas nas devidas naturezas das despesas e, portanto, não afetam o lucro líquido do período.

05.01 - COMENTÁRIO DO DESEMPENHO DA COMPANHIA NO TRIMESTRE

Geração bruta de energia elétrica

a) Geração hidráulica

GERAÇÃO HIDRÁULICA BRUTA			
VALORES EM MWh			% VARIAÇÃO
USINA	1º TRIM/04	1º TRIM/03	TRIMESTRE
UHE Passo Fundo	204.114	345.748	(40,96)
UHE Salto Osório	1.191.822	1.352.527	(11,88)
UHE Salto Santiago	1.813.171	2.027.923	(10,59)
UHE Itá	1.191.516	1.755.568	(32,13)
UHE Machadinho	828.119	1.101.749	(24,84)
Total	5.228.742	6.583.515	(20,58)

A UHE Itá é explorada em consórcio com a Itá Energética S.A. - ITASA, que tem direito a 60,5% da energia assegurada da usina.

A UHE Machadinho é explorada em consórcio, sendo que a Tractebel Energia tem participação de 16,94% da energia assegurada da usina.

b) Geração térmica

GERAÇÃO TÉRMICA BRUTA			
VALORES EM MWh			% VARIAÇÃO
USINA	1º TRIM/04	1º TRIM/03	TRIMESTRE
UTE Alegrete	293	-	100,00
UTE Charqueadas	28.083	27.024	3,92
UTE Arjona	176.822	129.546	36,49
Complexo Jorge Lacerda	903.914	782.978	15,45
Total	1.109.112	939.548	18,05

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - BALANÇO PATRIMONIAL ATIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2004	4 - 31/12/2003
1	Ativo Total	6.250.513	6.132.309
1.01	Ativo Circulante	1.082.061	925.049
1.01.01	Disponibilidades	10.498	6.357
1.01.01.01	Numerário Disponível	10.498	6.357
1.01.02	Créditos	952.635	834.407
1.01.02.01	Títulos e Valores Mobiliários	503.281	340.688
1.01.02.02	Recursos Vinculados a Pgto de Obrigações	12.341	27.203
1.01.02.03	Consumidores e Concessionárias	400.748	398.625
1.01.02.04	Prov. p/Créditos de Liq. Duvidosa	(143.720)	(143.720)
1.01.02.05	Adiantamento a Fornecedores	26.010	33.226
1.01.02.06	Créditos da Cta Cons. Combustível - CCC	16.029	23.766
1.01.02.07	Alienações, Desativ., Serv.e Disp.Reemb.	10.988	10.229
1.01.02.08	Tributos e Contrib. Sociais a Recuperar	12.118	22.061
1.01.02.09	Ativo Fiscal Diferido	114.840	122.329
1.01.03	Estoques	13.455	13.426
1.01.04	Outros	105.473	70.859
1.01.04.01	Despesas Pagas Antecipadamente	43.577	52.528
1.01.04.02	Outros	61.896	18.331
1.02	Ativo Realizável a Longo Prazo	348.976	338.470
1.02.01	Créditos Diversos	348.493	334.319
1.02.01.01	Concessionárias	21.166	23.246
1.02.01.02	Adiantamentos a Fornecedores	0	2.357
1.02.01.03	Devedores Diversos - Conc.Energia Eletr.	20.234	0
1.02.01.04	Tributos e Contrib.Sociais a Recuperar	32.231	30.381
1.02.01.05	Cauções e Depósitos Vinculados	57.475	63.293
1.02.01.06	Depósitos Judiciais	24.890	23.195
1.02.01.07	Ativo Fiscal Diferido	192.497	191.847
1.02.02	Créditos com Pessoas Ligadas	0	0
1.02.02.01	Com Coligadas	0	0
1.02.02.02	Com Controladas	0	0
1.02.02.03	Com Outras Pessoas Ligadas	0	0
1.02.03	Outros	483	4.151
1.02.03.05	Despesas Pagas Antecipadamente	0	3.668
1.02.03.06	Outros	483	483
1.03	Ativo Permanente	4.819.476	4.868.790
1.03.01	Investimentos	55.174	56.861
1.03.01.01	Participações em Coligadas	0	0
1.03.01.02	Participações em Controladas	53.308	54.995
1.03.01.02.01	Ágio	53.308	54.995
1.03.01.03	Outros Investimentos	1.866	1.866
1.03.01.03.01	Bens e Direitos p/Uso Futuro - Terrenos	1.742	1.742
1.03.01.03.02	Outros	124	124
1.03.02	Imobilizado	4.703.759	4.748.995
1.03.03	Diferido	60.543	62.934

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 31/03/2004	4 - 31/12/2003
2	Passivo Total	6.250.513	6.132.309
2.01	Passivo Circulante	1.066.903	1.054.409
2.01.01	Empréstimos e Financiamentos	275.003	258.497
2.01.01.01	Principal	250.628	245.306
2.01.01.02	Encargos	24.375	13.191
2.01.02	Debêntures	28.361	21.237
2.01.02.01	Principal	18.118	15.814
2.01.02.02	Encargos	10.243	5.423
2.01.03	Fornecedores	117.578	88.508
2.01.04	Impostos, Taxas e Contribuições	46.562	17.220
2.01.04.01	Tributos e Contribuições Sociais	46.562	17.220
2.01.05	Dividendos a Pagar	381.291	441.203
2.01.05.01	Dividendos Prop.Juros s/Capital Próprio	381.291	441.203
2.01.06	Provisões	90.620	96.888
2.01.06.01	Obrigações Estimadas	78.834	83.878
2.01.06.02	Contingências	11.786	13.010
2.01.07	Dívidas com Pessoas Ligadas	0	0
2.01.08	Outros	127.488	130.856
2.01.08.01	Compensação Financ.p/Utiliz.Rec.Hídricos	8.561	8.384
2.01.08.02	Benefícios Pós-Emprego	42.484	43.722
2.01.08.03	Passivo Fiscal Diferido	48.603	48.603
2.01.08.04	Adiantamentos de Clientes	16.504	19.094
2.01.08.05	Concessões a Pagar	916	115
2.01.08.06	Outros	10.420	10.938
2.02	Passivo Exigível a Longo Prazo	2.455.497	2.476.104
2.02.01	Empréstimos e Financiamentos	1.833.290	1.859.455
2.02.02	Debêntures	166.972	166.100
2.02.03	Provisões	106.416	106.891
2.02.03.01	Obrigações Estimadas	19.159	23.002
2.02.03.02	Contingências	87.257	83.889
2.02.04	Dívidas com Pessoas Ligadas	0	0
2.02.05	Outros	348.819	343.658
2.02.05.01	Tributos e Contribuições Sociais	7.563	7.738
2.02.05.02	Concessões a Pagar	136.570	131.232
2.02.05.03	Benefícios Pós-Emprego	201.940	200.379
2.02.05.04	Outros	2.746	4.309
2.03	Resultados de Exercícios Futuros	0	0
2.04	Participações Minoritárias	0	0
2.05	Patrimônio Líquido	2.728.113	2.601.796
2.05.01	Capital Social Realizado	2.445.766	2.445.766
2.05.02	Reservas de Capital	91.695	91.695
2.05.03	Reservas de Reavaliação	0	0
2.05.03.01	Ativos Próprios	0	0
2.05.03.02	Controladas/Coligadas	0	0
2.05.04	Reservas de Lucro	64.335	64.335

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.02 - BALANÇO PATRIMONIAL PASSIVO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 -31/03/2004	4 -31/12/2003
2.05.04.01	Legal	63.492	63.492
2.05.04.02	Estatutária	0	0
2.05.04.03	Para Contingências	0	0
2.05.04.04	De Lucros a Realizar	0	0
2.05.04.05	Retenção de Lucros	843	843
2.05.04.06	Especial p/ Dividendos Não Distribuídos	0	0
2.05.04.07	Outras Reservas de Lucro	0	0
2.05.05	Lucros/Prejuízos Acumulados	126.317	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2004 a 31/03/2004	4 - 01/01/2004 a 31/03/2004	5 - 01/01/2003 a 31/03/2003	6 - 01/01/2003 a 31/03/2003
3.01	Receita Bruta de Vendas e/ou Serviços	577.184	577.184	434.825	434.825
3.01.01	Suprimento de Energia Elétrica	443.479	443.479	338.390	338.390
3.01.02	Fornecimento de Energia Elétrica	85.190	85.190	51.835	51.835
3.01.03	Subvenção Combustível - CCC	45.320	45.320	42.685	42.685
3.01.04	Serviço Prestado	1.096	1.096	810	810
3.01.05	Venda de Cinzas	1.987	1.987	1.031	1.031
3.01.06	Outras	112	112	74	74
3.02	Deduções da Receita Bruta	(40.506)	(40.506)	(22.524)	(22.524)
3.02.01	Impostos e Contribuições	(38.991)	(38.991)	(21.693)	(21.693)
3.02.02	Repasse - CCC - Vendas de Cinzas	(1.515)	(1.515)	(831)	(831)
3.03	Receita Líquida de Vendas e/ou Serviços	536.678	536.678	412.301	412.301
3.04	Custo de Bens e/ou Serviços Vendidos	(233.006)	(233.006)	(208.293)	(208.293)
3.04.01	Pessoal	(15.027)	(15.027)	(12.440)	(12.440)
3.04.02	Material	(2.163)	(2.163)	(2.154)	(2.154)
3.04.03	Serviço de Terceiro	(5.902)	(5.902)	(6.367)	(6.367)
3.04.04	Combustível p/Prod.Ener.Elétrica-CCC	(44.468)	(44.468)	(42.685)	(42.685)
3.04.05	Combustível p/Prod.Ener.Elétrica	(1.054)	(1.054)	(28.582)	(28.582)
3.04.06	Compens.Financ.p/Utiliz.Rec. Hídricos	(13.488)	(13.488)	(14.785)	(14.785)
3.04.07	Depreciação / Amortização	(49.886)	(49.886)	(49.684)	(49.684)
3.04.08	Energia Elétrica Comprada p/Revenda	(105.339)	(105.339)	(47.797)	(47.797)
3.04.09	Energia Elétrica - Exposição no MAE	0	0	(8.105)	(8.105)
3.04.10	Uso de Bem Público - UBP	(1.166)	(1.166)	(4.392)	(4.392)
3.04.11	Constituição de Provisões Operacionais	(7.786)	(7.786)	(2.385)	(2.385)
3.04.12	Rerversão de Provisões Operacionais	13.990	13.990	16.687	16.687
3.04.13	Outras	(717)	(717)	(5.604)	(5.604)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2004 a 31/03/2004	4 - 01/01/2004 a 31/03/2004	5 - 01/01/2003 a 31/03/2003	6 - 01/01/2003 a 31/03/2003
3.05	Resultado Bruto	303.672	303.672	204.008	204.008
3.06	Despesas/Receitas Operacionais	(111.832)	(111.832)	(55.623)	(55.623)
3.06.01	Com Vendas	(28.125)	(28.125)	(15.047)	(15.047)
3.06.01.01	Pessoal	(898)	(898)	(695)	(695)
3.06.01.02	Serviço de Terceiro	(263)	(263)	(258)	(258)
3.06.01.03	Encargos de Uso da Rede Elétrica	(25.787)	(25.787)	(12.920)	(12.920)
3.06.01.04	Outras	(1.177)	(1.177)	(1.174)	(1.174)
3.06.02	Gerais e Administrativas	(29.580)	(29.580)	(24.513)	(24.513)
3.06.02.01	Pessoal	(6.664)	(6.664)	(5.782)	(5.782)
3.06.02.02	Serviço de Terceiro	(4.026)	(4.026)	(3.130)	(3.130)
3.06.02.03	Depreciação / Amortização	(2.222)	(2.222)	(2.181)	(2.181)
3.06.02.04	Constituição de Provisões Operacionais	(9.951)	(9.951)	(6.885)	(6.885)
3.06.02.05	Reversão de Provisões Operacionais	7.224	7.224	6.175	6.175
3.06.02.06	Taxa de Fiscalização	(1.796)	(1.796)	(1.607)	(1.607)
3.06.02.07	Previdência Privada - SB-40	(5.977)	(5.977)	(4.979)	(4.979)
3.06.02.08	Amortização de Ágio na Partic.Empresas	(1.687)	(1.687)	(1.686)	(1.686)
3.06.02.09	Outras	(4.481)	(4.481)	(4.438)	(4.438)
3.06.03	Financeiras	(54.127)	(54.127)	(16.063)	(16.063)
3.06.03.01	Receitas Financeiras	29.058	29.058	27.266	27.266
3.06.03.01.01	Rendas de Aplicações Financeiras	16.442	16.442	24.420	24.420
3.06.03.01.02	Variação Monetária	4.053	4.053	381	381
3.06.03.01.03	Outras	8.563	8.563	2.465	2.465
3.06.03.02	Despesas Financeiras	(83.185)	(83.185)	(43.329)	(43.329)
3.06.03.02.01	Encargos de Dívidas	(47.014)	(47.014)	(66.081)	(66.081)
3.06.03.02.02	Encargos de Debêntures	(5.569)	(5.569)	(6.564)	(6.564)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2004 a 31/03/2004	4 - 01/01/2004 a 31/03/2004	5 - 01/01/2003 a 31/03/2003	6 - 01/01/2003 a 31/03/2003
3.06.03.02.03	Encargos/Reversão Enc. s/Prov.Operac.	(1.516)	(1.516)	(3.037)	(3.037)
3.06.03.02.04	Encargos s/Obrig.Contr. Fundação PREVIG	(1.773)	(1.773)	(1.802)	(1.802)
3.06.03.02.05	Encargos s/Concessão ANEEL	(3.087)	(3.087)	(2.241)	(2.241)
3.06.03.02.06	Encargos s/Adiantamentos de Clientes	(1.454)	(1.454)	0	0
3.06.03.02.07	Provisão p/Desv.de Títulos e Vlrs Mobil.	(1.059)	(1.059)	0	0
3.06.03.02.08	Variação Monetária s/Empr.Financiamentos	(6.696)	(6.696)	63.495	63.495
3.06.03.02.09	Variação Monetária - Debêntures	(2.089)	(2.089)	(5.877)	(5.877)
3.06.03.02.10	Var.Monet.s/Prov./Rev.Provisões Operac.	(1.211)	(1.211)	(7.020)	(7.020)
3.06.03.02.11	Var.Monet.s/Obrig.Contr.Fundação PREVIG	(1.800)	(1.800)	(6.715)	(6.715)
3.06.03.02.12	Var. Monet. s/Concessão ANEEL	(3.051)	(3.051)	0	0
3.06.03.02.13	Variação Monetária - Outras	(658)	(658)	(47)	(47)
3.06.03.02.14	Outras	(6.208)	(6.208)	(7.440)	(7.440)
3.06.04	Outras Receitas Operacionais	0	0	0	0
3.06.05	*Outras Despesas Operacionais*	0	0	0	0
3.06.06	Resultado da Equivalência Patrimonial	0	0	0	0
3.07	Resultado Operacional	191.840	191.840	148.385	148.385
3.08	Resultado Não Operacional	(2)	(2)	(3.083)	(3.083)
3.08.01	Receitas	0	0	22	22
3.08.02	Despesas	(2)	(2)	(3.105)	(3.105)
3.09	Resultado Antes Tributação/Participações	191.838	191.838	145.302	145.302
3.10	Provisão para IR e Contribuição Social	(58.682)	(58.682)	(34.773)	(34.773)
3.10.01	Contribuição Social	(12.250)	(12.250)	(9.126)	(9.126)
3.10.02	Imposto de Renda	(46.432)	(46.432)	(25.647)	(25.647)
3.11	IR Diferido	(6.839)	(6.839)	(15.156)	(15.156)
3.11.01	Contribuição Social	(5.216)	(5.216)	(3.979)	(3.979)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - DEMONSTRAÇÃO DO RESULTADO CONSOLIDADO (Reais Mil)

1 - CÓDIGO	2 - DESCRIÇÃO	3 - 01/01/2004 a 31/03/2004	4 - 01/01/2004 a 31/03/2004	5 - 01/01/2003 a 31/03/2003	6 - 01/01/2003 a 31/03/2003
3.11.02	Imposto de Renda	(1.623)	(1.623)	(11.177)	(11.177)
3.12	Participações/Contribuições Estatutárias	0	0	0	0
3.12.01	Participações	0	0	0	0
3.12.02	Contribuições	0	0	0	0
3.13	Reversão dos Juros sobre Capital Próprio	0	0	0	0
3.14	Participações Minoritárias	0	0	0	0
3.15	Lucro/Prejuízo do Período	126.317	126.317	95.373	95.373
	NÚMERO AÇÕES, EX-TESOURARIA (Mil)	652.742.193	652.742.193	652.742.193	652.742.193
	LUCRO POR AÇÃO	0,00019	0,00019	0,00015	0,00015
	PREJUÍZO POR AÇÃO				

08.01 - COMENTÁRIO DO DESEMPENHO CONSOLIDADO NO TRIMESTRE

As demonstrações financeiras consolidadas contemplam as variações patrimoniais da Controladora e de suas controladas CEM, ITASA e Lages Bioenergética, porquanto as controladas Delta Participações e Tractebel Energia Comercializadora não desenvolveram atividades operacionais no presente trimestre.

Desta forma, adicionalmente aos comentários sobre o desempenho da Controladora, apresentados no quadro 05.01, o desempenho das referidas controladas está sintetizado a seguir.

A CEM apurou lucro líquido de R$ 10.537 neste trimestre, inferior em 58,41% ao apurado no mesmo período de 2003 (R$ 25.333). A redução apresentada decorre, substancialmente, dos efeitos cambiais sobre a dívida com o Inter-American Development Bank – IDB, pois que no presente trimestre o Real sofreu desvalorização de 0,67% em relação ao Dólar Norte Americano, gerando perda cambial de R$ 2.637, enquanto no 1° trimestre de 2003 a variação cambial foi negativa, resultando em ganho cambial de R$ 19.415. Por outro lado, a receita líquida de vendas, que neste trimestre foi de R$ 56.960, aumentou 21,85% em relação à verificada no 1° trimestre de 2003 (R$ 46.744), em função da atualização contratual pela variação anual do IGP-M. Tendo em vista que a energia elétrica da CEM é integralmente vendida à Tractebel Energia, os reflexos no resultado consolidado, em relação ao resultado da Controladora, ocorrem, basicamente, na redução da energia comprada, no aumento dos encargos financeiros e nos conseqüentes efeitos fiscais..

O lucro líquido do 1° trimestre apurado pela controlada em conjunto, ITASA, foi de R$ 8.884, enquanto no 1° trimestre de 2003 o resultado foi negativo em R$ 404. A performance da ITASA deve-se ao aumento da receita de venda, de 10,58%, e da redução da variação monetária da dívida, de R$ 17.965, no 1° trimestre de 2003, par R$ 8.576, no presente trimestre, em função de amortizações ocorridas e do decréscimo dos índices inflacionários que atualizam a dívida.

Relativamente à Lages Bioenergética, cuja operação comercial foi autorizada pela ANEEL para iniciar em 23.12.2003, somente no mês de março de 2004 efetuou transação de venda de energia elétrica, propiciando faturamento de R$ 273, já que os contratos de venda de energia elétrica e de vapor prevê o início de fornecimento somente a partir do mês de abril de 2004. Desta forma, no 1° trimestre de 2004, esta controlada apresentou prejuízo de R$ 1.644, com pouco impacto no resultado consolidado.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

09.01 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1- ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
7 - TIPO DE EMPRESA		8 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ATUAL (Mil)		9 - NÚMERO DE AÇÕES DETIDAS NO TRIMESTRE ANTERIOR (Mil)	
01	COMPANHIA ENERGÉTICA MERIDIONAL	02.201.268/0001-17	ABERTA CONTROLADA	99,99	8,71
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		225.171		225.171	
02	ITÁ ENERGÉTICA S.A. - ITASA	01.355.994/0001-21	ABERTA CONTROLADA	48,75	9,27
EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS		253.607		253.607	

15.01 - PROJETOS DE INVESTIMENTO

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 350 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra paralisada, com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida e renovada em janeiro de 2004
- Operação comercial: 26 meses a partir da retomada do projeto

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estratégia de Seguros

A Companhia possui apólice de seguros abrangente de riscos operacionais com valor declarado para danos materiais de US$ 3.335.761 mil, equivalentes a R$ 9.702.394 em 31.03.2004, e de lucro cessante com valor declarado de US$ 388.900 mil, equivalentes a R$ 1.131.155 em 31.03.2004. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 150.000 mil, equivalentes a R$ 436.290 em 31.03.2004, por evento.

A apólice e os valores acima se referem aos bens do patrimônio da Companhia. A partir de 19.12.2003 a UHE Cana Brava, cuja concessão pertence à controlada CEM, foi incluída na apólice da Tractebel Energia com valor declarado para danos materiais de US$ 320.000 mil, equivalentes a R$ 930.752 em 31.03.2004, e lucro cessante de US$ 35.500 mil, equivalentes a R$ 103.255 em 31.03.2004, através do endosso nº 1095000026.

A controlada CEM mantém a cobertura de manutenção ampla pelo período de dois anos após a entrada em operação da 3ª unidade da usina, cuja data, prevista na apólice foi 15.01.2003.

Além dessas coberturas, a Companhia possui apólices de responsabilidade civil com cobertura de US$ 25.000 mil (1º risco) e US$ 25.000 mil (2º risco), equivalentes ao total de R$ 145.430 em 31.03.2004. Estas apólices incluem a UHE Itá, construída e explorada em consórcio com a controlada em conjunto ITASA.

A CEM contratou Seguro Contra Terrorismo com vigência de 04.12.2003 à 04.12.2004, com valor declarado para danos materiais de US$ 320.000 mil, equivalentes a R$ 930.752 e de lucros cessantes de US$ 35.500 mil, equivalentes a R$ 103.255. O limite máximo combinado para indenização de danos materiais e lucros cessantes é de US$ 100.000 mil, equivalentes a R$ 290.860.

A controlada Lages Bioenergética Ltda. possui seguro de Riscos de Engenharia com cobertura de obras civis em construção, instalação e montagem, inclusive na fase de testes e durante 12 meses de manutenção ampla, bem como a cobertura de responsabilidade civil geral e cruzada, com as seguintes vigências:

- Obras civis em construção / instalação e montagem – 01.11.2002 a 31.12.2003 – prorrogado para 30.04.2004
- Testes – 28.11.2003 a 12.12.2003 – prorrogado para 12.02.2004
- Manutenção – 12.02.2004 a 12.02.2005 – prorrogado para 30.04.2005

Os limites máximos de indenização são os seguintes:

- Obras civis em construção / instalação e montagem – R$ 44.712 alterado para R$ 58.365
- Responsabilidade civil geral e cruzada – R$ 1.806

A Lages possui, também, Seguro de Riscos Operacionais com vigência de 22.12.2003 a 22.12.2004, com cobertura para obras civis-prédios de US$ 3.821 mil, equivalentes a R$ 11.114 em 31.03.2004 e cobertura para máquinas, móveis e utensílios de US$ 16.179 mil, equivalentes a R$ 47.058 em 31.03.2004. O limite máximo de indenização é de US$ 20.000 mil, equivalentes a R$ 58.172 em 31.03.2004.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Além destes seguros estratégicos, a Companhia possui seguros operacionais para cobertura de riscos em transportes nacionais e internacionais, seguro de responsabilidade de executivos extensivo as suas controladas, bem como, seguro de vida em grupo para os seus diretores e empregados.

Serviços de Auditoria - Instrução CVM nº 381, de 14.01.2003

Os auditores independentes da Companhia e suas controladas, Trevisan Auditores Independentes, não prestam outros serviços além dos serviços de auditoria contábil.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTAS EXPLICATIVAS AO BALANÇO PATRIMONIAL E À DEMONSTRAÇÃO DE RESULTADO CONSOLIDADOS

NOTA 1 – CONSUMIDORES E CONCESSIONÁRIAS

	Consolidado				
	31.03.2004				31.12.2003
		Vencidos			
	Vincendos	até 90 dias	mais de 90 dias	Total	Total
Circulante					
Consumidores livres	26.996	-	18	27.014	22.068
Concessionárias	172.280	1.267	465	174.012	163.044
Comercializadoras	21.982	2.586	3.881	28.449	14.243
Transações no âmbito do MAE	157.315	8	13.950	171.273	199.270
	378.573	**3.861**	**18.314**	**400.748**	**398.625**
(-) Provisão para Créditos de Liquidação Duvidosa	(143.720)	-	-	(143.720)	(143.720)
	234.853	**3.861**	**18.314**	**257.028**	**254.905**
Longo prazo					
Transações no âmbito do MAE	21.166	-	-	21.166	23.246
	21.166	**-**	**-**	**21.166**	**23.246**

NOTA 2 – TÍTULOS E VALORES MOBILIÁRIOS

	Consolidado	
	31.03.2004	31.12.2003
Certificado de Depósito Bancário – CDB	387.963	290.285
Letras Financeiras do Tesouro – LFT	38.698	28.425
Notas do Banco Central – NBC	54.874	-
Debêntures	22.805	21.978
	504.340	**340.688**
Provisão para redução ao valor de mercado	(1.059)	-
	503.281	**340.688**

No saldo consolidado, os títulos e valores mobiliários existentes em 31.03.2004 estão registrados ao custo acrescido dos rendimentos auferidos até 31.03.2004, e foram ajustados aos seus valores de mercado através de constituição de provisão, conforme acima demonstrado.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 3 – ATIVO FISCAL DIFERIDO

Natureza dos créditos	Consolidado				
	31.03.2004				31.12.2003
	Base de cálculo	Imposto de renda	Contribuição social	Total	Total
Provisão para perdas Jacuí	971.753	-	87.458	87.458	87.458
Remuneração das Imobilizações em Curso - RIC	259.320	33.433	-	33.433	33.433
Provisão para contingências	94.734	23.683	8.525	32.208	31.517
Provisão para grandes manutenções	27.760	6.940	2.498	9.438	8.007
Provisão bônus gerencial	3.500	875	315	1.190	1.190
Provisão aquisição energia elétrica	48.838	12.210	4.395	16.605	21.329
Provisão para deságio na alienação de créditos fiscais	131	33	12	45	54
Provisão para créditos de liquidação duvidosa	143.720	35.930	12.936	48.866	48.866
Provisão honorários advocatícios	588	147	53	200	198
Provisão para amortização acelerada UTE William Arjona	24.784	6.196	2.231	8.427	7.245
Provisão para desvalorização de títulos e valores mobiliários	1.059	265	95	360	
Outras provisões	-	-	-	-	5
Benefícios pós-emprego	139.933	34.983	12.594	47.577	46.405
Participação de empregados nos lucros	8.706	2.176	784	2.960	2.961
Prejuízo fiscal	16.385	4.096	-	4.096	5.793
Base negativa da contribuição social	160.818	-	14.474	14.474	19.715
	-	160..967	146.370	307.337	314.176
Classificação do ativo fiscal diferido:					
Circulante		75.768	39.072	114.840	122.329
Realizável a longo prazo		85.199	107.298	192.497	191.847
		160.967	146.370	307.337	314.176

A realização dos ativos fiscais diferidos, oriundos das diferenças temporárias, dar-se-á pelo pagamento das provisões efetuadas ou, quando for o caso, pela realização das perdas provisionadas. No que se refere ao ativo fiscal diferido decorrente de prejuízo fiscal e de base negativa da contribuição social, a realização dar-se-á pela compensação de suas bases, limitada a 30% dos lucros tributáveis nos exercícios subseqüentes.

Tendo em vista que a controlada em conjunto ITASA iniciou suas operações comerciais em 30 de junho de 2000, encerrando aquele exercício com lucro de R$ 9.001 e prejuízo de R$ 11.733 no exercício de 2001, a referida controlada deixou de reconhecer, em suas demonstrações financeiras, novos ativos fiscais diferidos a partir de 01.01.2002. A administração daquela controlada entende que os ativos existentes, incluindo os não reconhecidos, serão recuperados com lucros tributáveis futuros, estando aguardando, porém, a evidência de histórico de lucratividade para voltar a reconhecer tais ativos.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Estudos técnicos de viabilidade, examinados pelo Conselho Fiscal e aprovados pelos órgãos de administração da Companhia e de sua controlada CEM indicam que os ativos fiscais diferidos existentes em 31.12.2003 serão totalmente recuperados por lucros tributáveis futuros. Referidos estudos técnicos estão em consonância com a Instrução CVM nº 371, de 27.06.2002.

O horizonte de realização desses ativos e a sua recuperação através de geração de lucros tributáveis futuros foram estimados pela Administração da Companhia, conforme abaixo apresentados:

	Consolidado								
Natureza dos ativos	**2004**	**2005**	**2006**	**2007**	**2008**	**Próximos 2 anos**	**Próximos 3 anos**	**Após 2013**	**Total**
Provisão para perdas Jacuí	-	984	3.936	3.960	3.960	7.921	11.881	54.816	87.458
Provisão para créditos de liquidação duvidosa	-	-	-	-	-	48.866	-	-	48.866
Demais diferenças temporárias	45.282	17.255	12.311	14.547	7.824	40.234	14.877	113	152.443
Prejuízo fiscal	4.096		-	-	-	-	-	-	4.096
Base negativa da contribuição social	14.474	-	-	-	-	-	-	-	14.474
Ativo fiscal diferido, registrado	**63.852**	**18.239**	**16.247**	**18.507**	**11.784**	**97.021**	**26.758**	**54.929**	**307.337**
Ativo fiscal diferido, não registrado	640	3.541	-	-	-	-	-	31.397	35.578
	64.492	**21.780**	**16.247**	**18.507**	**11.784**	**97.021**	**26.758**	**86.326**	**342.915**

Na elaboração do quadro acima, o ano de 2004 compreende somente 9 meses (abril a dezembro).

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 4 – CONCILIAÇÃO DOS TRIBUTOS, NO RESULTADO

	Consolidado			
	31.03.2004		31.03.2003	
	Contribuição social	Imposto de renda	Contribuição social	Imposto de renda
Resultado antes dos tributos	**191.838**	**191.838**	**145.302**	**145.302**
Diferenças permanentes				
Adições				
Amortização de ágio	-	1.687	-	1.687
Gratificação e 13° de dirigentes	-	69	-	52
Doações incentivadas	30	30	-	-
Doações indedutíveis	226	226	14	14
Ajuste de controlada tributada pelo lucro presumido	1.808	1.797	-	-
Outras despesas indedutíveis	160	160	94	94
Exclusões				
Remuneração das Imobilizações em Curso – RIC	-	(3.385)	-	-
(=) Base de cálculo dos tributos no resultado	**194.062**	**192.422**	**145.410**	**147.149**
Alíquotas	9%	25%	9%	25%
(=) Contribuição social e imposto de renda	**(17.466)**	**(48.106)**	**(13.087)**	**(36.787)**
Incentivos fiscais	-	30	-	-
Adicional de 10% sobre lucro até R$ 20 mensais	-	21	-	12
Outros	-	-	(18)	(49)
(=) Contrib. social e imposto renda no resultado	**(17.466)**	**(48.055)**	**(13.105)**	**(36.824)**
Composição dos tributos no resultado:				
Corrente	(12.250)	(46.432)	(9.126)	(25.647)
Diferido	(5.216)	(1.623)	(3.979)	(11.177)
	(17.466)	**(48.055)**	**(13.105)**	**(36.824)**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 5 – ATIVO IMOBILIZADO

	Consolidado		
	31.03.2004		31.12.2003
	Taxas médias de reintegração	Custo corrigido	Custo corrigido
Imobilizações em Serviço			
Intangível			
Direito de Exploração UHE Cana Brava		88.664	88.664
(-) Amortização Acumulada	3,2	(4.815)	(4.104)
		83.849	**84.560**
Tangível			
Geração Hidráulica			
UHE Salto Santiago	2,5	638.565	638.565
UHE Salto Osório	2,8	288.646	288.646
UHE Passo Fundo	2,5	123.321	122.989
UHE Itá (participação em consórcio)	2,3	1.778.671	1.778.382
UHE Cana Brava	2,5	867.984	867.718
UHE Machadinho	2,4	177.795	177.795
		3.874.982	3.874.095
(-) Depreciação Acumulada		(941.254)	(917.745)
		2.933.728	**2.956.350**
Geração Térmica			
Complexo Jorge Lacerda	4,3	2.436.019	2.433.490
UTE Charqueadas	4,5	54.817	54.817
UTE Alegrete	4,1	8.010	8.010
UTE Willian Arjona	4,8	148.430	151.906
UTE Lages	4,3	57.718	-
		2.704.994	2.648.223
(-) Depreciação Acumulada		(1.104.957)	(1.079.715)
		1.600.037	**1.568.508**
Sistema de Comunicação	6,1	1.674	1.674
(-) Depreciação Acumulada		(909)	(886)
		765	**788**
Equipamentos Gerais e Outros	10,0	27.285	26.663
(-) Depreciação Acumulada		(12.552)	(11.872)
		14.733	**14.791**
		4.633.112	**4.624.997**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

Composição do Ativo Imobilizado (continuação)

	Consolidado	
	31.03.2004	31.12.2003
	Custo corrigido	Custo corrigido
Total das Imobilizações em Serviço	**4.633.112**	**4.624.997**
Imobilizações em Curso		
Geração Hidráulica		
UHE Machadinho	1.094	1.090
UHE Salto Santiago (obra de adição)	275	238
UHE Salto Osório (obra de adição)	5.080	348
UHE Itá (custos retardatários)	5.687	5.987
UHE Cana Brava	1.973	2.132
Outros	964	1.125
	15.073	**10.920**
Geração Térmica		
UTE Jacuí	83.904	83.314
UTE Jorge Lacerda (obra de adição)	18.839	20.720
UTE Charqueadas (obra de adição)	635	636
UTE Lages	4.053	61.052
Outros	2.982	199
	110.413	**165.921**
Outros	**1.850**	**3.846**
	127.336	**180.687**
Imobilizações líquidas	**4.760.448**	**4.805.684**
Obrigações Especiais	**(56.689)**	**(56.689)**
	4.703.759	**4.748.995**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

NOTA 6 - EMPRÉSTIMOS E FINANCIAMENTOS

As principais informações a respeito dos empréstimos e financiamentos em moedas estrangeira e nacional são as seguintes:

a) Composição:

	Consolidado					
	31.03.2004			31.12.2003		
	Principal e encargos			Principal e encargos		
	Circulante	Longo prazo	Total	Circulante	Longo prazo	Total
Moeda Estrangeira						
Secretaria do Tesouro Nacional	111.927	563.869	675.796	103.309	560.165	663.474
Instituições financeiras	50.502	558.753	609.255	44.958	571.211	616.169
	162.429	**1.122.622**	**1.285.051**	**148.267**	**1.131.376**	**1.279.643**
Moeda Nacional						
ELETROBRÁS	61.626	298.222	359.848	60.111	314.208	374.319
Instituições financeiras	50.948	412.446	463.394	50.119	413.871	463.990
	112.574	**710.668**	**823.242**	**110.230**	**728.079**	**838.309**
	275.003	**1.833.290**	**2.108.293**	**258.497**	**1.859.455**	**2.117.952**

b) Mutação no trimestre

	Consolidado	
	Circulante	Longo Prazo
Saldo em 31.12.2003	**258.497**	**1.859.455**
Saques	-	7.776
Liquidações	(72.185)	-
Transferências	41.487	(41.487)
Encargos gerados no trimestre	46.450	1.408
Variações monetárias geradas no trimestre	754	6.138
Saldo em 31.03.2004	**275.003**	**1.833.290**

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

c) O total devido nas respectivas moedas estrangeiras desdobra-se da seguinte forma:


Dívida Externa em Mar/03
R$ Milhões
247
19%
Euro
87
7%
Libra
Esterlina
951
74%
Dólar
Norte
Americ.


Dívida Externa em Dez/03
R$ Milhões
280
22%
Euro
85
7%
Libra
Esterlina
915
71%
Dólar
Norte
Americ.

d) O total devido em moeda nacional desdobra-se da seguinte forma:


Dívida Nacional em Mar/04
R$ Milhões
59
7%
Não
indexado
360
44%
UVRRGR
404
49%
URTJLP


Dívida Nacional em Dez/03
R$ Milhões
62
7%
Não
indexado
374
45%
UVRRGR
402
48%
URTJLP

IVRRGR - Índice de Variação Recursos da RGR
URTJLP - Unidade de Referência da Taxa de Juros de Longo Prazo

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

e) Os empréstimos, financiamentos e encargos a longo prazo têm seus vencimentos assim programados:


Perfil da Dívida
R$ Milhões
2.000
1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
237 271 297 294 375 375 162 160 150 148 612 611 1.833 1.859
2005 2006 2007 2008 2009 De 2010 até 2024 Total
Mar/04
Dez/03

f) Os empréstimos e financiamentos estão sujeitos a encargos a taxas fixas e flutuantes, assim distribuídas:

Mercado interno

Taxas fixas: 11,90% a 12,00% a.a. (11,90% a 12,00% a.a., no 4° trimestre de 2003)
Taxas flutuantes: 12,25% a 17,31%a.a. (13,25% a 18,49% a.a., no 4° trimestre de 2003)

Mercado externo

Taxas fixas: 6,00% a 8,49% a.a. (6,00% a 8,49% a.a., no 4° trimestre de 2003)
Taxas flutuantes: 1,73% a 9,95% a.a. (1,73% a 9,95% a.a., no 4° trimestre de 2003)

NOTA 7 - DEBÊNTURES

a) Companhia Energética Meridional – CEM

Em 19 de maio de 1999, a controlada assinou com o Banco Nacional de Desenvolvimento Econômico e Social – BNDES, Contrato de Subscrição e Integralização de Debêntures, tendo sido subscritas e integralizadas, no período de maio a dezembro de 1999, o montante de 7.773 debêntures.

As debêntures são remuneradas com base na TJLP mais 4% a.a., com pagamento dos juros semestralmente, no período de 01.10.1999 até 01.04.2013.

O montante correspondente à parcela da TJLP que exceder 6% a.a. será capitalizado, incorporando-se ao valor nominal das debêntures.

A amortização do valor nominal das debêntures teve início em 01.10.2003 com vencimento final em 01.04.2013, e ocorre semestralmente com base em programação de amortização crescente que varia de 3,0625%, na primeira amortização, a 7,5737% na última parcela, com vencimento em 01.04.2013.

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

O saldo desta obrigação, atualizado até 31.03.2004 é de R$ 104.993, sendo R$ 11.731 no passivo circulante e R$ 93.262 no exigível a longo prazo (até 31.12.2003, R$ 101.536, sendo R$ 9.146 no passivo circulante e R$ 92.390 no exigível a longo prazo).

O total devido a longo prazo tem seus vencimentos assim programados:

	31.03.2004	31.12.2003
2005	7.472	7.402
2006	8.219	8.142
2007	9.041	8.956
2008	9.945	9.852
2009	10.939	10.837
2010	12.033	11.921
De 2011 até 2013	35.613	35.280
	93.262	92.390

b) Itá Energética S.A. – ITASA

Em 7 de março de 2001, a controlada em conjunto emitiu duas séries de 8.400 debêntures não conversíveis cada uma, para colocação pública, no valor total de R$ 168.000, integralizados em 23 de março de 2001.

A amortização do valor nominal das debêntures será efetuada em parcelas anuais, sendo que a da 1ª série terá início em 1° de dezembro de 2004, com vencimento final em 1° de dezembro de 2013 e a da 2ª série, a partir de 1° de junho de 2004, com vencimento final em 1° de junho de 2013.

Os juros sobre as debêntures são pagos anualmente, sendo os da 1ª série a partir de 1° de dezembro de 2001 e os da 2° série a partir de 1° de junho de 2002 e são calculados conforme abaixo:

1ª série: de 01.12.2001 a 01.12.2003 – IGP-M + 11,2% a.a. (já pagos)
de 02.12.2003 a 01.12.2013 – IGP-M + 9,4% a.a.
2ª série: de 01.06.2002 a 01.06.2004 – IGP-M + 11,2% a.a.
de 02.06.2004 a 01.06.2013 – IGP-M + 9,4% a.a.

O saldo de principal e juros, atualizado até 31.03.2004, é de R$ 185.314, sendo R$ 34.114 no passivo circulante e R$ 151.200 no exigível a longo prazo (até 31.12.2003, R$ 176.003, sendo R$ 24.803 no passivo circulante e R$ 151.200 no exigível a longo prazo).

16.01 - OUTRAS INFORMAÇÕES QUE A COMPANHIA ENTENDA RELEVANTES

O total devido a longo prazo tem seus vencimentos assim programados:

	31.03.2004	31.12.2003
2005	16.800	16.800
2006	16.800	16.800
2007	16.800	16.800
2008	16.800	16.800
2009	16.800	16.800
2010	16.800	16.800
De 2011 até 2013	50.400	50.400
	151.200	151.200

NOTA 8 - CONCESSÕES A PAGAR

A controlada Companhia Energética Meridional – CEM pagará à União pela outorga da concessão para exploração do potencial de energia hidráulica do aproveitamento hidrelétrico Cana Brava, os valores abaixo indicados, em parcelas mensais equivalentes a 1/12 (um doze avos) dos respectivos valores de pagamento anual, com atualização baseada na variação anual do Índice Geral de Preços – Mercado – IGP-M:

Ano	Início de pagamento	Valor anual	Valor total
1º	-	1	1
2º ao 6º	-	-	-
7º ao 25º	30.08.2004	680	12.920
26º ao 35º	30.08.2023	61.280	612.800
			625.721

O fluxo de pagamento acima está previsto na Cláusula Sexta do Contrato de Concessão. Buscando refletir adequadamente, no patrimônio, a outorga onerosa da concessão e a respectiva obrigação perante a União, a CEM registrou o seu valor no ativo intangível e no passivo.

Considerando que os valores contratuais estão a preços futuros, a CEM procedeu ao seu ajuste a valor presente com base na taxa de desconto de 10% a.a., prevista no Edital de Concorrência nº 04/97 para a licitação da referida concessão. Até a entrada em operação comercial da usina Cana Brava, a atualização do passivo em função da taxa de desconto e da variação do IGP-M foi capitalizada no ativo intangível e, a partir daí, reconhecida diretamente no resultado.

O saldo desta obrigação, atualizado até 31.03.2004, é de R$ 137.486, sendo R$ 916 no passivo circulante e R$ 136.570 no exigível a longo prazo (até 31.12.2003, R$ 131.347, sendo R$ 115 no passivo circulante e R$ 131.232 no exigível a longo prazo).

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

Aos administradores e acionistas
Tractebel Energia S.A.

1 Efetuamos uma revisão especial das Informações Trimestrais (ITRs) da Tractebel Energia S.A. (individuais e consolidadas), compreendendo o balanço patrimonial em 31 de março de 2004, a demonstração do resultado para o trimestre findo naquela data, o relatório de desempenho e as informações relevantes, elaborados sob a responsabilidade de sua administração. Nossa responsabilidade é emitir relatório, sem expressar opinião sobre essas Informações Trimestrais.

2 Nossa revisão foi efetuada de acordo com as normas específicas estabelecidas pelo Instituto dos Auditores Independentes do Brasil – IBRACON, em conjunto com o Conselho Federal de Contabilidade, e consistiu, principalmente, de: a) indagação e discussão com os administradores responsáveis pelas áreas contábil, financeira e operacional da companhia, quanto aos principais critérios adotados na elaboração das Informações Trimestrais e b) revisão das informações e dos eventos subseqüentes que tenham ou possam vir a ter efeitos relevantes sobre a situação financeira e operações da companhia.

3 Baseados em nossa revisão especial, não temos conhecimento de nenhuma modificação relevante que deva ser feita nas Informações Trimestrais referidas no parágrafo 1 para que estejam de acordo com as práticas contábeis previstas na legislação societária brasileira, aplicadas de forma condizente com as normas expedidas pela CVM – Comissão de Valores Mobiliários, especificamente aplicáveis à elaboração das Informações Trimestrais.

4 Conforme descrito na nota explicativa nº 8 (e), a administração da companhia, baseada em projeções de fluxo de caixa futuro descontado a valor presente, elaborado internamente, de acordo com o item n º 44 da deliberação n º 183/95 da Comissão de Valores Mobiliários, avaliou que alguns ativos relativos às unidades geradoras não serão recuperados pelas suas operações futuras. Entretanto, esses ativos, em conjunto com os demais ativos operacionais, produzirão fluxo de caixa futuro positivo.

17.01 - RELATÓRIO DA REVISÃO ESPECIAL - SEM RESSALVA

5 As Informações Trimestrais, compreendendo o balanço patrimonial findo em 31 de dezembro de 2003 e a demonstração do resultado do trimestre findo em 31 de março de 2003 foram examinadas e revisadas por outros auditores independentes, que emitiram parecer sem ressalva em 23 de janeiro de 2004 e relatório de revisão especial sem ressalva em 13 de maio de 2003, respectivamente.

Florianópolis, 11 de maio de 2004.

Estefan George Haddad
Sócio - contador
CRC 1SP178871/O-4 "S" SC
Trevisan Auditores
Independentes
CRC 2SP013439/O-5 "S" SC

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
017329	TRACTEBEL ENERGIA S.A.	02474103000119

4 - DENOMINAÇÃO COMERCIAL
TRACTEBEL ENERGIA
5 - DENOMINAÇÃO SOCIAL ANTERIOR
CENTRAIS GERADORAS DO SUL DO BRASIL.S.A.
6 - NIRE
42300024384
7 - SITE
www.tractebelenergia.com.br

01.02 - SEDE

1 - ENDEREÇO COMPLETO	2 - BAIRRO OU DISTRITO
RUA: ANTÔNIO DIB MUSSI, Nº 366	CENTRO

3 - CEP	4 - MUNICÍPIO	5 - UF
88015-110	FLORIANÓPOLIS	SC

6 - DDD	7 - TELEFONE	8 - TELEFONE	9 - TELEFONE	10 - TELEX
048	221-7016	-	-	
11 - DDD	**12 - FAX**	**13 - FAX**	**14 - FAX**	
048	221-7015	-	-	

15 - E-MAIL
mantuano@tractebelenergia.com.br

01.03 - DEPARTAMENTO DE ACIONISTAS

ATENDIMENTO NA EMPRESA

1 - NOME
PAULO MAURÍCIO MANTUANO DE LIMA
2 - CARGO
GERENTE DE DEPARTAMENTO

3 - ENDEREÇO COMPLETO	4 - BAIRRO OU DISTRITO
RUA ANTÔNIO DIB MUSSI, 366	CENTRO

5 - CEP	6 - MUNICÍPIO	7 - UF
88015-110	FLORIANÓPOLIS	SC

8 - DDD	9 - TELEFONE	10 - TELEFONE	11 - TELEFONE	12 - TELEX
48	221-7016	-	-	
13 - DDD	**14 - FAX**	**15 - FAX**	**16 - FAX**	
48	221-7015	-	-	

17 - E-MAIL
mantuano@tractebelenergia.com.br

AGENTE EMISSOR / INSTITUIÇÃO FINANCEIRA DEPOSITÁRIA

18 - NOME
BANCO ITAÚ S.A.
19 - CONTATO
JOÃO PAULO EUVALDO

20 - ENDEREÇO COMPLETO	21 - BAIRRO OU DISTRITO
AV. ENG. ARMANDO DE ARRUDA PEREIRA, 707 - 9º ANDAR	CONCEIÇÃO

22 - CEP	23 - MUNICÍPIO	24 - UF
04344-902	SÃO PAULO	SP

25 - DDD	26 - TELEFONE	27 - TELEFONE	28 - TELEFONE	29 - TELEX
11	5029-1812	-	-	
30 - DDD	**31 - FAX**	**32 - FAX**	**33 - FAX**	
	-	-	-	

34 - E-MAIL
joao.euvaldo@itau.com.br

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

OUTROS LOCAIS DE ATENDIMENTO A ACIONISTAS

35 - ITEM	36 - MUNICÍPIO	37- UF	38 - DDD	39 - TELEFONE	40 - TELEFONE
01	Rio de Janeiro	RJ	21	2202-2593	-
02	São Paulo	SP	11	5029-7777	5029-7780
03	Belo Horizonte	MG	31	3249-3524	3249-3534
04	Porto Alegre	RS	51	3210-9150	3210-9151

01.04 - DIRETOR DE RELAÇÕES COM INVESTIDORES (Endereço para Correspondência com a Companhia)

1 - NOME MARC JACQUES ZELIE VERSTRAETE					
2 - ENDEREÇO COMPLETO RUA: ANTÔNIO DIB MUSSI, Nº 366				3 - BAIRRO OU DISTRITO CENTRO	
4 - CEP 88015-110	5 - MUNICÍPIO FLORIANÓPOLIS				6 - UF SC
7 - DDD 048	8 - TELEFONE 221-7060	9 - TELEFONE -	10 - TELEFONE -	11 - TELEX	
12 - DDD 048	13 - FAX 221-7002	14 - FAX -	15 - FAX -		
16 - E-MAIL marc@tractebelenergia.com.br					
17 - DIRETOR BRASILEIRO NÃO	18 - CPF 009.031.889-70	18 - PASSAPORTE EB 796635/2345			

01.05 - REFERÊNCIA / AUDITOR

1 - DATA DE INÍCIO DO ÚLTIMO EXERCÍCIO SOCIAL 01/01/2003	2 - DATA DE TÉRMINO DO ÚLTIMO EXERCÍCIO SOCIAL 31/12/2003
3 - DATA DE INÍCIO DO EXERCÍCIO SOCIAL EM CURSO 01/01/2004	4 - DATA DE TÉRMINO DO EXERCÍCIO SOCIAL EM CURSO 31/12/2004
5 - NOME/RAZÃO SOCIAL DO AUDITOR TREVISAN AUDITORES INDEPENDENTES	6 - CÓDIGO CVM 00210-0
7 - NOME DO RESPONSÁVEL TÉCNICO ESTEFAN GEORGE HADDAD	8 - CPF DO RESP. TÉCNICO 564.042.128-20

01.06 - CARACTERÍSTICAS DA EMPRESA

1 - BOLSA DE VALORES ONDE POSSUI REGISTRO

[ ] BVBAAL	[ ] BVMESB	[ ] BVPR	[ ] BVRJ	[ ] BVST
[ ] BVES	[ ] BVPP	[ ] BVRG	[X] BOVESPA	

2 - MERCADO DE NEGOCIAÇÃO
Bolsa

3 - TIPO DE SITUAÇÃO
Operacional

4 - CÓDIGO DE ATIVIDADE
112 - Energia elétrica

5 - ATIVIDADE PRINCIPAL
GERAÇÃO E COMERCIALIZAÇÃO DE ENERGIA ELÉTRICA

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

01.07 - CONTROLE ACIONÁRIO / VALORES MOBILIÁRIOS

1 - NATUREZA DO CONTROLE ACIONÁRIO

Estrangeira

2 - VALORES MOBILIÁRIOS EMITIDOS PELA CIA.

X	Ações		Certificado de Recebíveis Imobiliários (CRI)
	Debêntures Conversíveis em Ações		Notas Promissórias (NP)
	Ações Resgatáveis		BDR
	Partes Beneficiárias		Outros
	Debêntures Simples		DESCRIÇÃO
	Bônus de Subscrição		
	Certificado de Investimento Coletivo (CIC)		

01.08 - PUBLICAÇÕES DE DOCUMENTOS

1 - AVISO AOS ACIONISTAS SOBRE DISPONIBILIDADE DAS DFs.	2 - ATA DA AGO QUE APROVOU AS DFs.
11/03/2004	
3 - CONVOCAÇÃO DA AGO PARA APROVAÇÃO DAS DFs.	**4 - PUBLICAÇÃO DAS DEMONSTRAÇÕES FINANCEIRAS**
26/03/2004	30/03/2004

01.09 - JORNAIS ONDE A CIA. DIVULGA INFORMAÇÕES

1 - ITEM	2 - TÍTULO DO JORNAL	3 - UF
01	DIÁRIO CATARINENSE	SC
02	DIÁRIO OFICIAL DO ESTADO DE SC	SC
03	VALOR ECONÔMICO	SP

01.10 - DIRETOR DE RELAÇÕES COM INVESTIDORES

1 - DATA	2 - ASSINATURA
14/05/2004	

Marc Verstraete
Diretor Financeiro e de
Relações com Investidores

Relações com Investidores
Diretor Financeiro e de
Marc Verstraete

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01.01 - COMPOSIÇÃO ATUAL DO CONSELHO DE ADMINISTRAÇÃO E DIRETORIA

1 - ITEM	2 - NOME DO ADMINISTRADOR	3 - CPF	4 - DATA DA ELEIÇÃO	5 - PRAZO DO MANDATO	6 - CÓDIGO TIPO DO ADMINISTRADOR *	7 - ELEITO P/ CONTROLADOR	8 - CARGO /FUNÇÃO	7 - FUNÇÃO
01	MAURÍCIO STOLLE BÄHR	748.528.847-49	12/04/2004	3 ANOS	2	SIM	20	Presidente do Conselho de Administração
02	JAN FRANCISCUS MARÍA FLACHET	999.999.999-99	12/04/2004	3 ANOS	2	SIM	21	Vice Presidente Cons. de Administração
03	MANOEL ARLINDO ZARONI TORRES	115.116.056-34	12/04/2004	3 ANOS	3	SIM	33	Conselheiro(Efetivo) e Dir. Presidente
04	VICTOR-FRANK DE PAULA ROSA PARANHOS	098.414.907-49	12/04/2004	3 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
05	DIRK BEEUWSAERT	999.999.999-99	12/04/2004	3 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
06	NICOLAS ALAIN MARIE TISSOT	999.999.999-99	12/04/2004	3 ANOS	2	SIM	22	Conselho de Administração (Efetivo)
07	LUIZ ANTÔNIO BARBOSA	343.757.249-00	12/04/2004	3 ANOS	2	NÃO	22	Conselho de Administração (Efetivo)
08	MARC JACQUES ZELIE VERSTRAETE	009.031.889-70	14/05/2001	3 ANOS	1		12	Diretor de Relações com Investidores
09	ROBERTO DORVAL QUADROS	047.489.309-00	14/05/2001	3 ANOS	1		19	Diretor de Implantação de Projetos
10	JOSÉ CARLOS CAUDURO MINUZZO	199.412.420-20	14/05/2001	3 ANOS	1		19	Diretor de Produção de Energia
11	LUCIANO FLÁVIO ANDRIANI	375.647.309-00	14/05/2001	3 ANOS	1		19	Diretor Administrativo
12	MIROEL MAKIOLKE WOLOWSKI	257.380.469-00	14/05/2001	3 ANOS	1		19	Diretor de Comercialização e Negócios
13	MARCO ANTONIO AMARAL SURECK	200.638.909-25	15/03/2002	2 ANOS	1		19	Diretor de Planejamento e Controle

* CÓDIGO: 1 - PERTENCE APENAS À DIRETORIA;
2 - PERTENCE APENAS AO CONSELHO DE ADMINISTRAÇÃO;
3 - PERTENCE À DIRETORIA E AO CONSELHO DE ADMINISTRAÇÃO.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

02.01.02 - COMPOSIÇÃO ATUAL DO CONSELHO FISCAL

1 - CONSELHO FISCAL INSTALADO	2 - PERMANENTE
SIM	NÃO

3 - ITEM	4 - NOME DO CONSELHEIRO	5 - CPF	6 - DATA DA ELEIÇÃO	7 - PRAZO DO MANDATO	8 - CARGO /FUNÇÃO	9 - FUNÇÃO
01	MANOEL EDUARDO LIMA LOPES	046.227.237-00	12/04/2004	01 ANO	45	C.F.(EFETIVO)ELEITO P/MINOR.ORDINARISTAS
02	NEWTON DE LIMA AZEVEDO JÚNIOR	610.185.388-87	12/04/2004	01 ANO	40	PRES. C.F.ELEITO P/CONTROLADOR
03	CARLA CARVALHO DE CARVALHO	863.499.377-91	12/04/2004	01 ANO	43	C.F.(EFETIVO)ELEITO P/CONTROLADOR
04	AILTON PINTO SIQUEIRA	006.936.346-34	12/04/2004	01 ANO	48	C.F.(SUPLENT)ELEITO P/MINOR.ORDINARISTAS
05	LUIZ EDUARDO SIMÕES VIANA	465.817.407-30	12/04/2004	01 ANO	46	C.F.(SUPLENT)ELEITO P/CONTROLADOR
06	FLÁVIO MARQUES LISBOA CAMPOS	118.388.096-00	12/04/2004	01 ANO	46	C.F.(SUPLENT)ELEITO P/CONTROLADOR

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

MAURÍCIO STOLLE BÄHR
Presidente do Conselho de Administração

Nascido em 17.09.1957. Engenheiro Mecânico - Universidade Gama Filho - RJ. Analista de Sistemas - Pontifícia Universidade Católica - PUC - RJ. Master of Business Administration - MBA - CoppeAd - Universidade Federal do Rio de Janeiro - UFRJ - Corporate Finance - Berkeley University - USA.

Diretor Financeiro da Serra da Mesa Energia S.A., no ano de 1997. Diretor Financeiro da Nacional Energética S.A. de 1994 a 1997. Membro do Conselho de Administração da Iven S.A. de 1996 a 1997. Atualmente é Diretor Presidente da Tractebel Brasil Ltda. e Representante Geral da SUEZ no Brasil.

JAN FRANCISCUS MARÍA FLACHET
Vice-Presidente do Conselho de Administração

Nascido em 06.03.1956. Engenheiro Eletromecânico, formado pela Universidade Católica de Louvain, em 1979. É master em administração pelo Instituto de Administração e Gestão da UCL e participou do CEDEP, General Management Program associado ao INSEAD, em Fontainebleau.

Desenvolveu diversas atividades nas áreas de operação e desenvolvimento dentro do Grupo Tractebel, iniciando sua carreira em 1979 na Unerg como Chefe do Departamento de Operações, em Brabant. De 1990 à 1996, trabalhou na Electrabel como Gerente Geral de distribuição de energia elétrica para os municípios flamengos dos arredores de Bruxelas. Em 1996 assumiu o cargo de Gerente Geral da Litoral Gas, na Argentina e em 1999 passou a exercer o cargo de Vice Presidente Senior de Operações de Distribuição e Comércio na Tractebel EGI. Em 2001 assumiu o cargo de Vice Presidente Executivo para Desenvolvimento de Negócios na América do Sul. Atualmente exerce o cargo de Gerente Regional para a América do Sul.

MANOEL ARLINDO ZARONI TORRES
Membro do Conselho de Administração e Diretor Presidente

Nascido em 18.12.1949. Engenheiro Eletricista - Escola Federal de Engenharia de Itajubá. Programa de Gerenciamento – CEDEP – Fonntainebleau/França.

Trabalhou em FURNAS como Chefe de Divisão de Transmissão de Ivaiporã, como responsável pelo Departamento de Produção do Paraná e posteriormente como Superintendente de Produção Sul. A partir de 1992 atuou como Superintendente de Operação no Sistema de FURNAS, com responsabilidade pelas atividades relacionadas a comercialização de energia.
Atuou como representante de FURNAS no GCOI - Grupo Coordenador para Operação Interligada, na Comissão Mista de Operação da Usina de Itaipu e no COESE - Comitê de Operação das Empresas do Sistema ELETROBRÁS , como coordenador do Subcomitê de Operação.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

Participou da elaboração da Lei 8631/93 e Decreto 774/93 da negociação dos contratos de suprimento de energia de FURNAS.
Teve participação na elaboração da Portaria DNAEE nº 337/94 que regulamentou o Decreto 1009/93 que criou o SINTREL - Sistema Nacional de Transmissão de Energia Elétrica.
Integrou a Comissão Organizadora da Usina de Serra da Mesa, como representante da Diretoria de Produção de FURNAS. Atuou junto à Secretaria de Energia, do MME no projeto RE-SEB. Foi Diretor de Produção de Energia da GERASUL. É membro do Conselho de Administração do Operador Nacional do Sistema Elétrico – ONS e do Mercado Atacadista de Energia – MAE. Atualmente exerce também a função de Diretor Presidente da Companhia Energética Meridional – CEM.

VICTOR FRANK DE PAULA ROSA PARANHOS
Membro do Conselho de Administração

Nascido em 17.10.1946. Engenheiro Mecânico - Universidade Católica de Petrópolis. Economista - Instituto Metodista Bennett. Atuário - Sociedade Universitária Augusto Motta - SUAM.

Engenheiro residente na Sociedade Técnica de Engenharia e Representação - STER. Diretor da Corretora de Títulos e Valores Mobiliários Paulo Williansems. Diretor Superintendente do Fundo de Pensão do Montreal Bank, do Banco Nacional e Presidente da Nacional Energética S.A. (responsável pela construção da Usina Hidrelétrica Serra da Mesa). Exerceu o cargo de Diretor Presidente da Companhia Energética Meridional - CEM, empresa responsável pela construção da Usina Hidrelétrica Cana Brava - 450 MW, até junho de 2002.

DIRK BEEUWSAERT
Membro do Conselho de Administração

Nascido em 14.01.1948. Engenheiro Mecânico e Eletricista – Universidade de Gent. Programa de Gerenciamento – CEDEP – Fonntainebleau/França.

Membro da Diretoria Executiva da Tractebel Sociètè Anonyme. Membro do Comitê Estratégico da Electrabel Sociètè Anonyme. Membro do Conselho de Administração e Presidente da Tractebel Inc. e Membro do Conselho de Administração da Tractebel North America. Diretor da Thai Cogeneration Co., Diretor da Nong Khae Cogeneration Co. e Diretor da Samutprakarn Cogeneration Co. Membro do Conselho da Vlerick Management School Leuven-Gent e Membro do Conselho de Consultores da University of Gent e Membro do Conselho da Faculty of Applied Sciences. Presidente da Tractebel Electricity & Gas International.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

NICOLAS ALAIN MARIE TISSOT
Membro do Conselho de Administração

Francês, nascido em 19.12.1966. Economista pela High Commercial School e MBA.

De 1995 a 1999 trabalhou como auditor e consultor sênior do Ministério da Economia, Finanças e Indústria da França. Começou a trabalhar no Grupo Suez em junho de 1999 e de junho de 2000 a agosto de 2003 gerenciou o departamento de controle dos negócios. Em setembro de 2003 passou a atuar como Diretor Financeiro da Tractebel Electricity & Gás International.

LUIZ ANTÔNIO BARBOSA
Membro do Conselho de Administração (representante dos empregados)

Nascido em 26.05.1956. Técnico de Manutenção de Usinas.

Diretor da Associação dos Empregados da ELETROSUL - ASES. Delegado na Associação dos Profissionais da ELETROSUL - APROSUL. Diretor Financeiro do Sindicato dos Eletricitários do Sul do Estado de Santa Catarina - SINTRESC, a partir de 1993.

MARC JACQUES ZELIE VERSTRAETE
Diretor Financeiro e de Relações com Investidores

Nascido em 22.04.1969. Economia e Ciências Econômicas Aplicadas – Catholic University of Louvain. Engenheiro Comercial – Catholic University of Louvain. Mestrado em Gestão de Negócios – International University of America.

Assistente Financeiro no ING Bank – Bélgica. Consultor Financeiro Sênior na Tractebel Sociètè Anonyme - Bélgica.

ROBERTO DORVAL QUADROS
Diretor de Implantação de Projetos

Nascido em 07.10.1946 - Engenheiro Mecânico - Universidade Federal de Santa Catarina – UFSC formado em 1969.

Foi Gerente de Construção de Sistemas de Transmissão e Gerente de Suprimentos na CELESC. Na ELETROSUL, respondeu pelas Gerências de Tecnologia de Materiais, Administração de Materiais e Planejamento Empresarial. Representou a ELETROSUL nas equipes de trabalho da COOPERS & LYBRAND no projeto de reestruturação do Setor Elétrico Brasileiro. Gerenciou a conclusão da barragem Norte (contenção de cheias no Rio Itajá-Açu, em Ibirama, SC), para a Secretaria Nacional de Desenvolvimento Regional. Na CASAN, respondeu pela Gerência de Planejamento da Obra do Sistema de Coleta e Tratamento de Esgotos de Florianópolis. Na GERASUL, foi Secretário Geral da Diretoria e do Conselho de Administração e Gerente do Projeto Machadinho.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

JOSÉ CARLOS CAUDURO MINUZZO
Diretor de Produção de Energia

Nascido em 29.10.1951. Engenheiro Mecânico, formado pela PUC-RS.

Começou sua carreira profissional na ELETROSUL em 1976. Desempenhou suas atividades na área de Geração Térmica no Complexo Termelétrico Jorge Lacerda. Realizou estágios nas fábricas de turbinas a vapor da Ansaldo e Skoda, em 1984 e na fábrica da Nei Parsons, em 1987. Participou do grupo de manutenção do Instituto Brasileiro de Petróleo – IBP, de 1981 a 1987 e do grupo de manutenção de térmicas do GCOI de 1986 a 1998, sendo o coordenador do grupo de 1994 a 1998.

Gerenciou a Divisão de Engenharia e Manutenção de Térmicas até 1997 e, posteriormente, o Departamento de Geração Térmica até junho de 1999.

LUCIANO FLÁVIO ANDRIANI
Diretor Administrativo

Nascido em 12.01.1957. Administrador de Empresas – Universidade Federal de Santa Catarina – UFSC. Pós-graduação em Gestão do Desenvolvimento e Cooperação Internacional – Universidade Moderna de Lisboa.

Analista de Organização e Métodos na Eletrosul. Gerente do Departamento de Patrimônio, Documentação, Transporte e Serviços da Eletrosul. Gerente do Departamento de Recursos Humanos da Eletrosul. Gerente de Recursos Humanos e Informática da Gerasul.

MIROEL MAKIOLKE WOLOWSKI
Diretor de Comercialização e Negócios

Nascido em 31.10.1947. Engenheiro Eletricista - Universidade Federal de Santa Catarina - UFSC. Administrador de Empresas – Escola de Administração de Santa Catarina – ESAG. Pós-graduação em Administração Pública pela ESAG.

Engenheiro Projetista na Ericsson do Brasil. Gerente de Produção na Intelbrás. Engenheiro na Eletrosul, trabalhando na área de aquisições de usinas e grandes equipamentos, elaborando inclusive os editais da UTE Jacuí e UTE Corumbá. Na Gerasul trabalhou até dezembro de 2000, na área de Desenvolvimento de Negócios.

MARCO ANTONIO AMARAL SURECK
Diretor de Planejamento e Controle

Nascido em 11.06.1955, Engenheiro Eletricista - Universidade Federal do Paraná - UFPR, mestrado em Engenharia de Produção pela Universidade Federal de SC - UFSC, especialização em Planejamento da Expansão e da Operação de Sistemas Elétricos pela Universy of Waterloo - Canadá.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

Trabalhou na ELETROSUL de 1982 a 1997 exercendo as funções de engenheiro de planejamento energético, gerente da divisão de planejamento energético e gerente do departamento de planejamento de geração, transmissão e telecomunicações. Na GERASUL trabalhou de 1998 a 2002 como gerente da área de planejamento da operação e comercialização de energia.

Participou em processos licitatórios (Usina Hidrelétrica Itá, Machadinho e interligação com a Argentina), reestruturação do setor elétrico, Grupo Coordenador do Planejamento da Expansão - GCPS e representante no Comitê Técnico do MAE no estabelecimento das regras de mercado.

NEWTON DE LIMA AZEVEDO JÚNIOR
Membro do Conselho Fiscal - Titular

Nascido em 06.01.1949, formado em Engenheria Civil pela Escola Politécnica da Universidade de São Paulo, em 1972.

Trabalhou na Themag Engenharia de 1972 a 1991 exercendo a função de Diretor Geral do Projeto da UHE Itaipu de 1978 a 1991. De 1992 a 1999 foi Diretor Presidente da Estudos Técnicos e Projetos ETEP Ltda e Diretor da ABCE – Associação Brasileira dos Consultores de Engenharia. De 1999 a 2002 foi Diretor Presidente da Lyonnaise dês Eaux do Brasil e 2001 a 2003 Diretor Presidente da Águas do Amazonas (Concessão privada de água e esgoto da cidade de Manaus). Atualmente é Diretor Presidente da Degrémont Brasil, Vice Presidente para Degrémont América do Sul e Vice Presidente da ABDIB responsável pela área de saneamento.

CARLA CARVALHO DE CARVALHO
Membro do Conselho Fiscal - Titular

Nascido em 18.12.1965, Bacharel em Direito - Universidade Federal Fluminense – UFF. Pós graduação em Direito Tributário pela Universidade Estácio de Sá, MBA Executivo pela COPPEAD-UFRJ, Pós graduação em Direito Civil pela Escola Superior de Advocacia, ligada à Ordem dos Advogados do Brasil, Seccional do Rio de Janeiro.

MANOEL EDUARDO LIMA LOPES
Membro do Conselho Fiscal - Titular

Nascido em 07.07.1943, Bacharel em Ciências Contábeis e Direito - Universidade do Estado do Rio de Janeiro.

Trabalhou no Banco do Estado do Rio de Janeiro S.A.– BANERJ de 1979 a 1981 exercendo a função de Auditor Geral e de 1981 a 1990, Superintendente de Controle. De 1990 a 1996 exerceu a função de Consultor do Banco Clássico S.A., onde foi nomeado Diretor para o período de 1996 a 1998. Em 1998 assumiu a Gerência de Controle da IRB – Brasil Resseguros S.A. onde, ficou até o ano de 2001. Atualmente é Diretor do Banco Clássico S.A. e funcionário Aposentado do Banco do Estado do Rio de Janeiro S.A. – BANERJ.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

Trabalhou no Banco Nacional de abril 1991 a maio 1995 exercendo a função de Advogada Sênior. De Maio de 1995 a Abril 1996 trabalhou no Banco Boavista na função de Gerente Tributária. Em 1997 foi Consultora Jurídica da empresa Serra da Mesa Energia S.A., onde ficou até fevereiro de 1998. A partir de fevereiro de 1998 assumiu a função de Coordenadora Jurídica da Tractebel Brasil Ltda, onde está atualmente.

FLÁVIO MARQUES LISBÔA CAMPOS
Membro do Conselho Fiscal - Suplente

Nascido em 17.11.1950, Engenheiro Civil graduado em 1973 pela Escola de Engenharia da Universidade Federal de Minas Gerais – UFMG.

Diretor Geral e CEO da Leme Engenharia Ltda. desde de 2002, tendo exercido as seguintes atividades nesta empresa: 1994 a 2002 – Diretor Geral e Executivo; 1992 a 1994 - Diretor de Desenvolvimento de Negócios, atuando na coordenação de estratégias de comercialização, prospecção e viabilização de negócios, negociações de contratos com clientes e administração das despesas de desenvolvimento; 1988 a 1992 - Diretor Técnico, atuando nas áreas de Geração Elétrica e Barragens, Sistemas Elétricos e Projetos Industriais, com destaque para supervisão técnica e elaboração dos contratos de vários projetos; e de 1976 a 1988 – atuando na área técnica com Chefe do Setor de Engenharia Hidráulica e Gerente de diversos projetos de grande porte.

Trabalhou como Engenheiro Civil de 1972 a 1976 nas empresas Elektrowatt Ingenieros Consultores, Guatemala City, Guatemala, Elektrowatt Engineering Services, Zurick, Switzerland e Eletroprojetos S/A – Estudos de Engenharia.

Atualmente participa da Diretoria da ABDIB – Associação Brasileira da Infra-Estrutura e Indústrias de Base e, também, é membro dos seguintes conselhos: Conselho Diretor da Câmara de Arbitragem Empresarial – Brasil; Conselho de Política Econômica da FIEMG; Conselho Diretor da AMEC, Conselho Diretor da ABCE – Associação Brasileira de Consultores de Engenharia; e do Conselho Estadual de Recursos Hídricos de Minas Gerais.

LUIZ EDUARDO SIMÕES VIANA
Membro do Conselho Fiscal

Nascido em 03.04.1955, Economista, formado pela Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro - 1985. MBA Executivo COPPEAD/UFRJ - 1998

É o Responsável pela área administrativa financeira da Tractebel Brasil Ltda. desde junho de 1998 até o momento. Foi Superintendente de Relações Institucionais da Serra da Mesa Energia S.A.(Antiga Nacional Energética S.A.) entre janeiro de 1996 a maio de 1998. Trabalhou como Gerente de Underwriting do Banco Nacional S.A. entre setembro de 1991 e dezembro de 1995. Atuou também como economista da BNDES Participações S.A. - BNDESPAR entre setembro de 1980 a junho de 1991 e, ainda como Diretor sem designação específica e cumulativamente Diretor de Relações com Investidores da Itá Energética S.A.

02.02 - EXPERIÊNCIA PROFISSIONAL E FORMAÇÃO ACADÊMICA DE CADA CONSELHEIRO (ADMINISTRAÇÃO E FISCAL) E DIRETOR

AILTON PINTO SIQUEIRA
Membro do Conselho Fiscal - Suplente

Nascido em 03.08.1939, trabalhou no Banco do Estado do Rio de Janeiro S.A. – BANERJ de 1971 a 1989 onde exerceu os seguintes cargos: Gerente de Agência 1971 a 1974, Inspetor de 1974 a 1980 e Auditor de 1980 a 1989, quando se aposentou. De 26.03.1998 até a presente data é Diretor do Banco Clássico S.A.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
RCA	05/07/2001	1.274	140	NÃO	NÃO

7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO

8 - DATA DO ÚLTIMO ACORDO DE ACIONISTAS

AÇÕES EM CIRCULAÇÃO NO MERCADO

ORDINÁRIAS		PREFERENCIAIS		TOTAL	
9 - QUANTIDADE (Unidade)	10 - Percentual	11 - QUANTIDADE (Unidade)	12 - Percentual	13 - QUANTIDADE (Unidade)	14 - Percentual
90.948.769.576	19,60	50.684.948.052	26,86	141.633.717.628	21,70

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

1 - ITEM	2 - NOME/RAZÃO SOCIAL						3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
6 - AÇÕES ORDINÁRIAS (Mil)	7 - %	8 - AÇÕES PREFERENCIAIS (Mil)	9 - %	10 - TOTAL DE AÇÕES (Mil)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR	
01	TRACTEBEL EGI SOUTH AMERICA LTDA.						01.370.013-0001/15	BRASILEIRA	RJ
373.103.306	80,40	138.005.170	73,14	511.108.476	78,30	31/03/2004		SIM	
02	BANCO CLÁSSICO S.A.						31.597.552-0001/52	BRASILEIRA	RJ
46.659.206	10,05	13.686.079	7,25	60.345.285	9,25	31/03/2004		NÃO	
97	AÇÕES EM TESOURARIA								
0	0,00	0	0,00	0	0,00				
98	OUTROS								
44.289.563	9,55	36.998.869	19,61	81.288.432	12,45				

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.01 - EVENTOS RELATIVOS À DISTRIBUIÇÃO DO CAPITAL

1 - EVENTO BASE	2 - DATA DO EVENTO	3 - PESSOAS FÍSICAS E JURÍDICAS	4 - INVESTIDORES INSTITUCIONAIS	5 - ACORDO DE ACIONISTAS	6 - AÇÕES PREFER. COM DIREITO A VOTO
RCA	05/07/2001	1.274	140	NÃO	NÃO

7 - AÇÕES PREFERENCIAIS COM DIREITO A VOTO

8 - DATA DO ÚLTIMO ACORDO DE ACIONISTAS

AÇÕES EM CIRCULAÇÃO NO MERCADO

ORDINÁRIAS		PREFERENCIAIS		TOTAL	
9 - QUANTIDADE (Unidade)	10 - Percentual	11 - QUANTIDADE (Unidade)	12 - Percentual	13 - QUANTIDADE (Unidade)	14 - Percentual
90.948.769.576	19,60	50.684.948.052	26,86	141.633.717.628	21,70

03.02 - POSIÇÃO ACIONÁRIA DOS ACIONISTAS COM MAIS DE 5% DE AÇÕES COM DIREITO A VOTO

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
99	TOTAL			

6 - AÇÕES ORDINÁRIAS (Mil)	7 - %	8 - AÇÕES PREFERENCIAIS (Mil)	9 - %	10 - TOTAL DE AÇÕES (Mil)	11 - %	12 - COMP.CAP.SOC.	13 - PART. NO ACORDO DE ACIONISTAS	14 - CONTROLADOR
464.052.075	100,00	188.690.118	100,00	652.742.193	100,00			

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
01	TRACTEBEL EGI SOUTH AMERICA LTDA.	31/03/2004

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF
0101	SUEZ-TRACTEBEL S.A.		BELGA	
0102	TELFIN S.A.		BELGA	
0199	TOTAL			

1 - ITEM	6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.
0101	668.322.228	99,99	0	0,00	668.322.228	99,99	31/03/2004
0102	1	0,01	0	0,00	1	0,01	31/03/2004
0199	668.322.229	100,00	0	0,00	668.322.229	100,00	

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
0101	SUEZ-TRACTEBEL S.A.	31/03/2004

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
0102	TELFIN S.A.	31/03/2004

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

03.03 - DISTRIBUIÇÃO DO CAPITAL SOCIAL DOS CONTROLADORES ATÉ O NÍVEL DE PESSOA FÍSICA

1 - ITEM	2 - CONTROLADORA / INVESTIDORA	3 - DATA DE COMP. CAP. SOCIAL
02	BANCO CLÁSSICO S.A.	31/03/2004

1 - ITEM	2 - NOME/RAZÃO SOCIAL	3 - CPF/CNPJ	4 - NACIONALIDADE	5 - UF

6 - AÇÕES ORDINÁRIAS/ COTAS (Unidades)	7 - %	8 - AÇÕES PREFERENCIAIS (Unidades)	9 - %	10 - AÇÕES/COTAS TOTAL (Unidades)	11 - %	12 - COMP.CAP.SOC.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.01 - COMPOSIÇÃO DO CAPITAL SOCIAL

1 - Data da Última Alteração: 05/07/2001

2- ITEM	3 - ESPÉCIE DAS AÇÕES	4 - NOMINATIVA OU ESCRITURAL	5 - VALOR NOMINAL (Reais)	6 - QTD. DE AÇÕES (Mil)	7 - SUBSCRITO (Reais Mil)	8 - INTEGRALIZADO (Reais Mil)
01	ORDINÁRIAS	ESCRITURAL		464.052.075	1.738.761	1.738.761
02	PREFERENCIAIS			0	0	0
03	PREFERENCIAIS CLASSE A	ESCRITURAL		75.070	281	281
04	PREFERENCIAIS CLASSE B	ESCRITURAL		188.615.048	706.724	706.724
05	PREFERENCIAIS CLASSE C			0	0	0
06	PREFERENCIAIS CLASSE D			0	0	0
07	PREFERENCIAIS CLASSE E			0	0	0
08	PREFERENCIAIS CLASSE F			0	0	0
09	PREFERENCIAIS CLASSE G			0	0	0
10	PREFERENCIAIS CLASSE H			0	0	0
11	PREFER. OUTRAS CLASSES			0	0	0
99	TOTAIS			652.742.193	2.445.766	2.445.766

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.02 - CAPITAL SOCIAL SUBSCRITO E ALTERAÇÕES NOS TRÊS ÚLTIMOS ANOS

1- ITEM	2 - DATA DA ALTERAÇÃO	3 - VALOR DO CAPITAL SOCIAL (Reais Mil)	4 - VALOR DA ALTERAÇÃO (Reais Mil)	5 - ORIGEM DA ALTERAÇÃO	7 - QUANTIDADE DE AÇÕES EMITIDAS (Mil)	8 - PREÇO DA AÇÃO NA EMISSÃO (Reais)
03	05/07/2001	2.445.766	165.882	Subscrição Particular em Dinheiro	48.503.454	0,0034200000

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

04.04 - CAPITAL SOCIAL AUTORIZADO

1 - QUANTIDADE (Mil)	2 - VALOR (Reais Mil)	3 - DATA DA AUTORIZAÇÃO
0	4.500.000	29/09/1998

04.05 - COMPOSIÇÃO DO CAPITAL AUTORIZADO

1- ITEM	2 - ESPÉCIE	3 - CLASSE	4 - QUANTIDADE DE AÇÕES AUTORIZADAS À EMISSÃO (Mil)

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.01 - PROVENTOS DISTRIBUÍDOS NOS TRÊS ÚLTIMOS ANOS

1 - ITEM	2 - PROVENTO	3 - APROVAÇÃO DA DISTRIBUIÇÃO EVENTO	4 - DATA DA APROVAÇÃO DISTRIBUIÇÃO	5 - TÉRMINO DO EXERCÍCIO SOCIAL	6 - LUCRO OU PREJUÍZO LÍQUIDO NO PERÍODO (Reais Mil)	7 - VALOR DO PROVENTO POR AÇÃO	8 - ESPÉCIE DAS AÇÕES	9 - CLASSE DAS AÇÕES	10 - MONTANTE DO PROVENTO (Reais Mil)	11 - DATA DE INÍCIO DE PAGAMENTO
01	DIVIDENDO	RCA	27/03/2002	31/12/2001	582.274	0,0001220432	ORDINÁRIA		56.635	17/04/2002
02	DIVIDENDO	RCA	27/03/2002	31/12/2001	582.274	0,0001899117	PREFERENCIAL	A	14	17/04/2002
03	DIVIDENDO	RCA	27/03/2002	31/12/2001	582.274	0,0001220432	PREFERENCIAL	B	23.019	17/04/2002
04	DIVIDENDO	AGO	29/04/2002	31/12/2001	582.274	0,0000254796	ORDINÁRIA		11.824	13/05/2002
05	DIVIDENDO	AGO	29/04/2002	31/12/2001	582.274	0,0000325493	PREFERENCIAL	A	2	13/05/2002
06	DIVIDENDO	AGO	29/04/2002	31/12/2001	582.274	0,0000254796	PREFERENCIAL	B	4.806	13/05/2002
07	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	14/12/2001	31/12/2001	582.274	0,0001225599	ORDINÁRIA		56.874	17/04/2002
08	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	14/12/2001	31/12/2001	582.274	0,0001225599	PREFERENCIAL	A	9	17/04/2002
09	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	14/12/2001	31/12/2001	582.274	0,0001225599	PREFERENCIAL	B	23.117	17/04/2002
10	DIVIDENDO	RCA	13/03/2003	31/12/2001	582.274	0,0002824306	ORDINÁRIA		131.062	15/04/2003
11	DIVIDENDO	RCA	13/03/2003	31/12/2001	582.274	0,0003573688	PREFERENCIAL	A	27	15/04/2003
12	DIVIDENDO	RCA	13/03/2003	31/12/2001	582.274	0,0002824306	PREFERENCIAL	B	53.271	15/04/2003
13	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	11/07/2003	31/12/2003	517.154	0,0002206035	ORDINÁRIA		102.372	20/04/2004
14	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	11/07/2003	31/12/2003	517.154	0,0002580725	PREFERENCIAL	A	19	20/04/2004
15	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	11/07/2003	31/12/2003	517.154	0,0002206035	PREFERENCIAL	B	41.609	20/04/2004
16	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	13/11/2003	31/12/2003	517.154	0,0001378770	ORDINÁRIA		63.982	02/01/2004
17	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	13/11/2003	31/12/2003	517.154	0,0001628560	PREFERENCIAL	A	12	02/01/2004
18	JUROS SOBRE O CAPITAL PRÓPRIO	RCA	13/11/2003	31/12/2003	517.154	0,0001378770	PREFERENCIAL	B	26.006	02/01/2004
19	DIVIDENDO	AGO	12/04/2004	31/12/2003	517.154	0,0003941750	ORDINÁRIA		182.918	20/04/2004
20	DIVIDENDO	AGO	12/04/2004	31/12/2003	517.154	0,0004160320	PREFERENCIAL	A	31	20/04/2004
21	DIVIDENDO	AGO	12/04/2004	31/12/2003	517.154	0,0003941750	PREFERENCIAL	B	74.348	20/04/2004

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

06.03 - DISPOSIÇÕES ESTATUTÁRIAS DO CAPITAL SOCIAL

1 - ITEM	2 - ESPÉCIE DA AÇÃO	3 - CLASSE DA AÇÃO	4 - % DO CAPITAL SOCIAL	5 - CONVERSÍVEL	6 - CONVERTE EM	7 - DIREITO A VOTO	8 - TAG ALONG %	9 - PRIORIDADE NO REEMBOLSO DE CAPITAL	17 - OBSERVAÇÃO
01	ORDINÁRIA		71,09	NÃO		PLENO	0,00	NÃO	
02	PREFERENCIAL	A	0,01	NÃO		NÃO	0,00	SIM	
03	PREFERENCIAL	B	28,90	NÃO		NÃO	0,00	SIM	

1 - ITEM	10 - PRÊMIO	11 - TIPO DE DIVIDENDO	12 - % DIVIDENDO	13 - R$/AÇÃO	14 - CUMULATIVO	15 - PRIORITÁRIO	16 - CALCULADO SOBRE
01	NÃO	MÍNIMO	25,00	0,00000	NÃO	NÃO	LUCRO LÍQUIDO AJUSTADO
02	NÃO	MÍNIMO	8,00	0,00000	NÃO	NÃO	CAPITAL SOCIAL
03	NÃO	MÍNIMO	6,00	0,00000	NÃO	NÃO	CAPITAL SOCIAL

06.04 - MODIFICAÇÃO ESTATUTÁRIA

1 - DATA DA ÚLTIMA MODIFICAÇÃO DO ESTATUTO	2 - DIVIDENDO OBRIGATÓRIO (% DO LUCRO)
12/04/2004	25,00

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.01 - REMUNERAÇÃO E PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO

1 - PARTICIPAÇÃO DOS ADMINISTRADORES NO LUCRO	2 - VALOR DA REMUNERAÇÃO GLOBAL DOS ADMINISTRADORES (Reais Mil)	3 - PERIODICIDADE
NÃO	7.500	ANUAL

07.02 - PARTICIPAÇÕES E CONTRIBUIÇÕES NOS TRÊS ÚLTIMOS ANOS

1 - DATA FINAL DO ÚLTIMO EXERCÍCIO SOCIAL: 31/12/2003

2 - DATA FINAL DO PENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2002

3 - DATA FINAL DO ANTEPENÚLTIMO EXERCÍCIO SOCIAL: 31/12/2001

4- ITEM	5 - DESCRIÇÃO DAS PARTICIPAÇÕES E CONTRIBUIÇÕES	6 - VALOR DO ÚLTIMO EXERCÍCIO (Reais Mil)	7 - VALOR DO PENULTIMO EXERCÍCIO (Reais Mil)	8 - VALOR DO ANTEPENÚLTIMO EXERCÍCIO (Reais Mil)
01	PARTICIPAÇÕES-DEBENTURISTAS	0	0	0
02	PARTICIPAÇÕES-EMPREGADOS	8.500	0	5.780
03	PARTICIPAÇÕES-ADMINISTRADORES	0	0	0
04	PARTIC.-PARTES BENEFICIÁRIAS	0	0	0
05	CONTRIBUIÇÕES FDO. ASSISTÊNCIA	0	0	0
06	CONTRIBUIÇÕES FDO. PREVIDÊNCIA	0	0	0
07	OUTRAS CONTRIBUIÇÕES	0	0	0
08	LUCRO LÍQUIDO NO EXERCÍCIO	517.154	0	582.274
09	PREJUÍZO LÍQUIDO NO EXERCÍCIO	0	183.521	0

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

07.03 - PARTICIPAÇÕES EM SOCIEDADES CONTROLADAS E/OU COLIGADAS

1 - ITEM	2 - RAZÃO SOCIAL DA CONTROLADA/COLIGADA 7 - TIPO DE EMPRESA	3 - CNPJ	4 - CLASSIFICAÇÃO	5 - % PARTICIPAÇÃO NO CAPITAL DA INVESTIDA	6 - % PATRIMÔNIO LÍQUIDO DA INVESTIDORA
01	COMPANHIA ENERGÉTICA MERIDIONAL EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	02.201.268/0001-17	FECHADA CONTROLADA	99,99	8,72
02	ITÁ ENERGÉTICA S.A. - ITASA EMPRESA COMERCIAL, INDUSTRIAL E OUTRAS	01.355.994/0001-21	FECHADA CONTROLADA	48,75	9,56

09.01 - BREVE HISTÓRICO DA EMPRESA

A Tractebel Energia S.A., anteriormente denominada Centrais Geradoras do Sul do Brasil S. A. – GERASUL, é uma sociedade por ações, com sede na cidade de Florianópolis, Estado de Santa Catarina, à Rua Antônio Dib Mussi, 366, Centro.

Em cumprimento à Medida Provisória nº 1.531-11, de 17.10.1997, que determinou ao Poder Executivo promover a reestruturação da Centrais Elétricas Brasileiras - ELETROBRÁS e de suas subsidiárias, em 23.12.1997 ocorreu a operação de cisão parcial da Centrais Elétricas do Sul do Brasil S.A. – ELETROSUL com versão de parcela de seu patrimônio para a nova sociedade denominada Centrais Geradoras do Sul do Brasil S.A. – GERASUL, constituída na própria Assembléia Geral Extraordinária que aprovou a cisão. O parque gerador da ELETROSUL foi, então, integralmente absorvido pela GERASUL, ficando as duas companhias sob o controle acionário da ELETROBRÁS.

Em 29 de janeiro de 1998 a Assembléia Geral Extraordinária da ELETROBRÁS aprovou a sua cisão parcial com versão de parcela de seu patrimônio para a nova sociedade denominada Eletrobrás Geração S.A. – ELETROGER. A mencionada AGE funcionou como assembléia de constituição dessa nova companhia. O patrimônio da ELETROBRÁS vertido à ELETROGER correspondia ao seu investimento na GERASUL ocorrendo, assim, a troca de controle acionário.

Em 29 de abril de 1998 a ELETROGER incorporou sua controlada GERASUL, com o patrimônio existente na data base de 31 de janeiro de 1998. Na Assembléia Geral Extraordinária em que foi aprovada a operação de incorporação, os acionistas aprovaram, também, a alteração da denominação social da ELETROGER para Centrais Geradoras do Sul do Brasil S.A. – GERASUL, utilizada até então pela incorporada.

Em leilão realizado em 15 de setembro de 1998, na Bolsa de Valores do Rio de Janeiro, a Tractebel Sul Ltda., atualmente denominada Tractebel EGI South America Ltda., empresa constituída no Brasil sob o controle da Tractebel Sociètè Anonyme, com sede em Bruxelas, Bélgica, adquiriu o controle acionário da Companhia, representado por 227.095.639.468 ações ordinárias, que correspondia a 50,01% do capital votante, ao preço de R$ 945,7 milhões.

No dia 31.10.2003 a Tractebel Sociètè Anonyme passou a denominar-se Suez-Tractebel Sociètè Anonyme.

A capacidade instalada da Tractebel Energia, incluindo a propriedade indireta nas UHEs Itá e Cana Brava e da Unidade de Cogeração Lages, é de 5.859 MW, dos quais 79,30% em UHEs e 20,70% em UTEs, compostos pelo seguinte parque gerador em operação: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS), Complexo Termelétrico Jorge Lacerda (SC) e Unidade de Cogeração Lages (SC).

A Companhia é controladora da Companhia Energética Meridional – CEM, detendo 99,99% das ações representativas de seu capital social, a qual é detentora da concessão da usina hidrelétrica Cana Brava, localizada no Rio Tocantins, entre os Municípios de Minaçu e Cavalcante, no Estado de Goiás. A UHE Cana Brava tem potência instalada de 450 MW e energia assegurada de 273,5 MW médios, possuindo três máquinas de 150 MW. O início de operação da usina ocorreu em maio

09.01 - BREVE HISTÓRICO DA EMPRESA

de 2002, sendo que a primeira das três unidades geradoras foi disponibilizada par despacho do Operador Nacional do Sistema Elétrico – ONS em 22.05.2002 e a terceira, em 25.09.2002.

Detém, também, o controle compartilhado, com a Companhia Siderúrgica Nacional – CSN, da empresa Itá Energética S.A. – ITASA, da qual possui 48,75% do capital votante. A ITASA é uma SPE – Sociedade de Propósito Específico constituída para construir e explorar, em parceria, através de consórcio, a UHE Itá, localizada no Rio Uruguai, na divisa dos Estados de Santa Catarina e Rio Grande do Sul, entre os Municípios de Ita (SC) e Aratiba (RS), com capacidade instalada de 1450 MW, proveniente de 5 grupos geradores de 290 MW, tendo a última unidade entrado em operação em março de 2001.

A Companhia possui, ainda, o controle das empresas:

a) Lages Bioenergética Ltda., sociedade constituída em 26.06.2002, com capital social em 31.12.2003, de R$ 30.530 mil, totalmente integralizado, representado por 30.529.984 quotas de capital, das quais a Companhia possui 30.529.983. A controlada recebeu autorização da Agência Nacional de Energia Elétrica – ANEEL, em 30.10.2002, para estabelecer-se como Produtor Independente, mediante a implantação da central geradora termelétrica Lages, localizada no Município de Lages – SC, com um turbogerador a vapor de 28 MW, utilizando resíduos de madeira como combustível. A unidade de cogeração possui um sistema de transmissão de interesse restrito, composto de uma subestação com transformador de 31.250 kVA – 13,8/138 kV e de uma linha de transmissão de 138 kV, em circuito simples, de aproximadamente 5 km de extensão. A autorização para implantação e exploração do empreendimento tem prazo de 30 anos, a contar de 30.10.2002. As obras do empreendimento iniciaram em janeiro de 2003 com previsão de conclusão para abril de 2004, contudo, o cronograma foi antecipado e sua conclusão ocorreu em 16.12.2003. A Agência Nacional de Energia Elétrica – ANEEL, através do Despacho nº 990, de 19.12.2003, liberou o inicio da operação comercial da central geradora a partir do dia 23.12.2003, e disponibilização ao Operador Nacional do Sistema Elétrico – ONS da energia produzida. A usina conjuga a produção de 28 MW de energia elétrica e 25 t/h de vapor com a redução dos problemas ambientais causados pelo descarte de resíduos de madeira não aproveitados pela indústria madeireira da região onde está situada. Por evitar a decomposição de resíduos no meio ambiente e substituir outra fonte de geração de eletricidade, o projeto é elegível para a comercialização de créditos de carbono, dentro do Mecanismo de Desenvolvimento Limpo do Protocolo de Kyoto;
b) Delta Participações S.A., constituída em 31.10.2001, com capital social em 31.12.2003, de R$ 10 mil, representado por 10.000 ações ordinárias, das quais 9.999 ações pertencem à Companhia. A controlada não exerceu atividades até o presente momento;
c) Tractebel Energia Comercializadora Ltda., sociedade constituída em 16.10.2000, sob a denominação de Beta Participações Ltda., tendo sua denominação alterada, em 10.06.2002, com capital social, em 31.12.2003, de R$ 26 mil, totalmente integralizado, representado por 26.000 quotas de capital, das quais a Companhia possui 25.999.

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

A indústria de energia elétrica no Brasil está dividida em quatro segmentos: geração, transmissão, distribuição e comercialização. A reformulação do setor elétrico brasileiro teve início nos anos 90, quando os segmentos de transmissão e distribuição permaneceram monopólios regulados e os segmentos de geração e comercialização foram expostos à livre competição. Nesse contexto, a maior parte das empresas de distribuição foi privatizada, as grandes empresas de transmissão continuaram de propriedade estatal e apenas poucas empresas de geração foram transferidas à iniciativa privada.

Desde então, esforços têm sido empreendidos na estruturação do arcabouço regulatório e na formulação das regras do Mercado Atacadista de Energia Elétrica (MAE). Durante esse período havia muita expectativa com o efetivo início do mercado livre, que deveria ocorrer a partir de 2003, com a liberação dos Contratos Iniciais, sendo que as privatizações contemplavam esta expectativa. Registre-se que até o ano 2001, exceto pelos Contratos Iniciais, as transações de energia praticamente ficaram restritas aos grupos empresariais integrados, ocorrendo poucas transações fora dessa modalidade. Assim, o ano de 2002 caracterizou-se por ser especialmente relevante tendo em vista que decisões de contratação deveriam ser tomadas para 2003 em diante.

Além da expectativa da substituição dos Contratos Iniciais, o País enfrentou um profundo racionamento que se iniciou em junho de 2001, terminando em fevereiro de 2002. À época não se imaginava que os reflexos do racionamento se estenderiam por muitos anos à frente. Somente após o racionamento percebeu-se, com clareza, que o consumo não recuperaria os níveis anteriormente previstos. Além da alteração dos padrões de consumo, o fraco desempenho da economia não permitia a recuperação do mesmo.

Somado a isso, a implantação de algumas usinas do Programa Prioritário de Termeletricidade (PPT), criado em 2000, a antecipação de projetos hidrelétricos e a contratação da energia das usinas termelétricas emergenciais, viabilizada pela Comercializadora Brasileira de Energia Emergencial (CBEE), em 2001, aumentaram a oferta total disponível no sistema brasileiro. Como resultado, ao final de 2002 havia um excedente de oferta no sistema elétrico brasileiro da ordem de 6.000 MW-médios, somente percebido de forma generalizada em meados de 2003.

No início de 2004 foi instituído o Novo Modelo Institucional do Setor Elétrico, idealizado pelo Ministério de Minas e Energia, por meio das Leis 10.878 e 10.848. O novo modelo contempla mudanças significativas sobre o modelo anterior, dentre as quais destacam-se: (i) o planejamento da geração como elemento fundamental, (ii) o fim da livre contratação por parte das distribuidoras, (iii) a introdução de um mecanismo de contratação multilateral, em que cada gerador contrata energia com todos as distribuidoras, (iv) a licitação de venda de energia segmentada em geração nova e existente, e (v) o fim do auto-suprimento.

O novo quadro institucional centraliza no Governo a definição de políticas, o planejamento, a governança dos agentes de operação e de mercado, o monitoramento do setor e, em parte, a regulação do mercado. A agência reguladora mantém suas funções de implementar as diretrizes governamentais e de fiscalizar os agentes. Os agentes continuam participando das entidades responsáveis pela comercialização e operação do sistema, sem, contudo exercer o mesmo controle previsto no modelo anterior. As principais instituições do setor são: o Conselho Nacional de Política Energética, o Ministério de Minas e Energia, a Empresa de Pesquisa Energética, a Agência

09.02 - CARACTERÍSTICA DO SETOR DE ATUAÇÃO

Nacional de Energia Elétrica, a Câmara de Comercialização de Energia Elétrica (que substituirá o MAE), o Operador Nacional do Sistema Elétrico e o Comitê de Monitoramento do Setor Elétrico.

Neste contexto, a Tractebel Energia concentra suas atividades na produção e comercialização de energia elétrica para distribuidoras de energia elétrica e consumidores livres. Outros produtos e serviços são desenvolvidos e oferecidos ao mercado em menor escala, aproveitando a integração e as sinergias existentes na Tractebel Energia, destacando-se o desenvolvimento de projetos de co-geração e operação de plantas para geração de energia elétrica, além da venda de vapor industrial.

Espera-se que o desenvolvimento do setor neste e nos próximos anos seja marcado pela consolidação das novas regras. As empresas, por seu turno, viverão um processo de adaptação, definindo suas estratégias de comercialização e investimentos, em conformidade com os seus objetivos, porém submetidas às incertezas do mercado, inerentes à implantação de um novo marco regulatório.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.01 - PRODUTOS E SERVIÇOS OFERECIDOS

1- ITEM	2 - PRINCIPAIS PRODUTOS E/OU SERVIÇOS	3 - % RECEITA LIQUIDA
01	ENERGIA ELÉTRICA	92,10

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

10.02 - MATÉRIAS PRIMAS E FORNECEDORES

1 - ITEM	2 - MATÉRIA PRIMA	3 - IMPORTAÇÃO	4 - VALOR DA IMPORTAÇÃO (Reais Mil)	5 - DISPONÍVEL MERCADO LOCAL	6 - DISPONÍVEL MERCADO EXTERNO
01	CARVÃO MINERAL	NÃO	0	SIM	SIM
02	ENERGIA ELÉTRICA	NÃO	0	SIM	SIM
03	ENERGIA ELÉTRICA	NÃO	0	SIM	SIM
04	ENERGIA ELÉTRICA	NÃO	0	SIM	SIM
05	GÁS NATURAL	NÃO	0	SIM	SIM

1 - ITEM	7 - NOME DO FORNECEDOR	8 - TIPO DE FORNECEDOR	9 - % DE FORNECIMENTO SOBRE O TOTAL DAS COMPRAS DA CIA.
01	CONS.CATARINENSE DO CARVÃO ENERGÉTICO	NÃO LIGADO	17,93
02	ITÁ ENERGÉTICA S.A. - ITASA	EMPRESA CONTROLADA	15,78
03	COMPANHIA ENERGÉTICA MERIDIONAL - CEM	EMPRESA CONTROLADA	15,75
04	CIA DE INTERCONEXÃO ENERGÉTICA - CIEN	NÃO LIGADO	8,06
05	CIA DE GÁS DO MATO GROSSO DO SUL - MSGÁS	NÃO LIGADO	5,89

IDENTIFICAÇÃO

) CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
)	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

CLIENTES PRINCIPAIS POR PRODUTOS E/OU SERVIÇOS

- ITEM	3 - NOME DO PRODUTO/ NOME DO CLIENTE	4 - % DE PARTICIPAÇÃO DO CLIENTE NA RECEITA LÍQUIDA
	ENERGIA ELÉTRICA	
001	CENTRAIS ELÉTRICAS DE SANTA CATARINA S/A - CELESC	27,40
002	RIO GRANDE ENERGIA S.A. - RGE	13,51
003	FURNAS CENTRAIS ELÉTRICAS S.A.	11,09
004	AES SUL - DISTRIBUIDORA GAÚCHA DE ENERGIA S.A.	10,08
005	EMPRESA ENERGÉTICA DE MATO GROSSO DO SUL S.A. - ENERSUL	5,64
006	COMERCIALIZADORA BRASILEIRA DE ENERGIA EMERGENCIAL - CBEE	3,53
007	COMPANHIA ESTADUAL DE ENERGIA ELÉTRICA - CEEE	3,38
008	OUTROS	17,47

11.01 - PROCESSO DE PRODUÇÃO

1. Processo de Produção

A energia elétrica produzida pela Tractebel Energia em 2003 foi:

- de origem hidráulica – 82,25%
- de origem térmica (pela queima de carvão mineral, óleo combustível e gás natural) – 17,75%.

Produção (Gwh)

1996 - 19.748
1997 - 19.815
1998 - 19.584
1999 - 19.623
2000 - 18.605
2001 - 29.782
2002 - 25.524
2003 - 24.545

Geração bruta nos 3 últimos exercícios:

USINA	Capacidade Instalada (MW)	Produção (GWH)		
		2003	2002	2001
Usina Hidrelétrica Passo Fundo - UHPF	226	1.153	1.241	1.125
Usina Hidrelétrica Salto Osório - UHSO	1.078	4.333	4.762	6.111
Usina Hidrelétrica Salto Santiago - UHSS	1.420	6.157	6.885	9.107
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	1.090	5.146	7.510	8.259
Usina Hidrelétrica Machadinho UHMA – (participação em consóricio)	382	3.399	935	-
Sub-total	**4.196**	**20.188**	**21.333**	**24.602**
Usina Termelétrica Jorge Lacerda A – UTJL - A	232	577	815	932
Usina Termelétrica Jorge Lacerda B – UTJL - B	262	1.099	1.427	1.326
Usina Termelétrica Jorge Lacerda C - UTJL – C	363	1.985	1.175	2.085
Usina Termelétrica Charqueadas - UTCH	72	158	240	285
Usina Termelétrica Alegrete - UTAL	66	-	39	119
Usina Termelétrica William Arjona - UTWA	190	538	495	433
Sub-total	**1.185**	**4.357**	**4.191**	**5.180**
Total	**5.381**	**24.545**	**25.524**	**29.782**

Não estão incluídas no quadro acima as UHE Cana Brava e UTE Lages, das controladas Companhia Energética Meridional – CEM e Lages Bioenergética Ltda., respectivamente.

11.01 - PROCESSO DE PRODUÇÃO

Percentuais já depreciados dos principais equipamentos das usinas, em 31.12.2003.

USINA	ENTRADA EM OPERAÇÃO	% DEPRECIAÇÃO MÉDIA
Usina Hidrelétrica Passo Fundo - UHPF	1973	68
Usina Hidrelétrica Salto Osório - UHSO	1975 a 1981	74
Usina Hidrelétrica Salto Santiago - UHSS	1980	69
Usina Hidrelétrica Itá – UHIT - (participação em consórcio)	2000 e 2001	7
Usina Hidrelétrica Machadinho UHMA – (participação em consórcio)	2002	4
Usina Termelétrica Jorge Lacerda A – UTJL - A - Unidades I a IV	1965 a 1974	87
Usina Termelétrica Jorge Lacerda B – UTJL - B - Unidades V e VI	1979 e 1980	98
Usina Termelétrica Jorge Lacerda C - UTJL – C – Unidade VII	1997	31
Usina Termelétrica Charqueadas - UTCH	1962	83
Usina Termelétrica Alegrete - UTAL	1968	89
Usina Termelétrica William Arjona - UTWA	1999 e 2001	13

2. Estratégias de Seguros

- Propriedade: para usinas em geral e demais bens são efetuados seguros do tipo "All Risks". Os valores de cobertura são definidos com base em custos praticados internacionalmente, que cobrem a reconstrução de uma nova usina equivalente à sinistrada. A indenização não leva em conta a desvalorização pela idade do equipamento.
- Interrupção de Negócios: a Companhia está totalmente protegida contra perdas por lucro cessante causadas por sinistros que originem interrupção de produção de energia.
- Responsabilidade Civil: a Companhia também está protegida contra indenizações oriundas de danos causados a terceiros, incluindo poluição súbita.
- Novos Empreendimentos: os projetos de responsabilidade da Companhia, ou por ela contratados são protegidos por seguros do tipo "All Risks" durante a fase de construção, compreendendo construção e montagem, responsabilidade civil normal e cruzada, e perdas de lucro cessante devido a atraso de entrada em operação. Durante a fase de pré-operação, a Companhia mantém seguro para proteção de seus ativos, bem como, para cobertura de lucro cessante devido à interrupção de produção em equipamentos aceitos provisoriamente.
- Veículos: a Companhia adota a política de alugar veículos leves, que estão protegidos por seguro obrigatório e por seguro adicional.
- Empregados: a Companhia mantém apólice de Seguro de Vida em Grupo para seus empregados.

11.01 - PROCESSO DE PRODUÇÃO

- Pesquisa de Mercado: para cada tipo de seguro, os valores de cobertura e as deduções são determinados levando-se em conta as práticas do mercado internacional, disponibilidade e preços.

3. Riscos de interrupção da produção

A interrupção da produção de energia está relacionada diretamente com o desempenho dos equipamentos das usinas.

Os riscos inerentes ao processo de produção da Tractebel Energia podem ser expressos pelos seguintes indicadores de desempenho: taxa de falha e indisponibilidade dos equipamentos principais das usinas.

As indisponibilidades podem ser classificadas em dois grupos principais: programadas e forçadas.

As indisponibilidades programadas são decorrentes de paralisações para manutenções de unidades geradoras. Seguem rigorosos cronogramas que são antecipadamente negociados com o ONS-Operador Nacional do Sistema Elétrico, com o objetivo de minimizar ou evitar os impactos no sistema elétrico, portanto, o impacto das mesmas nos negócios da empresa pode ser considerado de baixíssimo risco.

As indisponibilidades forçadas são aquelas que fogem da programação acima e podem ser classificadas em:

- Indisponibilidade Forçada de Urgência: oriundas de ocorrências que provocam ou requerem a parada da unidade geradora ou a limitação parcial da capacidade de produção de energia num prazo máximo de 24 horas, a partir de sua constatação, mas não imediatamente.
- Indisponibilidade Forçada Intempestiva: oriundas de ocorrências que provocam ou requerem parada da unidade geradora ou a limitação parcial da capacidade de produção de energia, de forma imediata, seja por atuação de uma proteção, ou pela ação de um operador no momento da constatação da ocorrência.

A taxa de falha expressa a incidência de ocorrências classificadas como "indisponibilidade forçada intempestiva"e as denominadas "falhas na partida". A análise desse índice leva em consideração a origem da falha e seu impacto no sistema elétrico, que pode ser externo ou interno à instalação (unidade em operação ou falha na partida), bem como no tempo de restabelecimento do equipamento (tempo médio de reparo).

Em 2003, a Disponibilidade Total de todas as usinas da Tractebel Energia foi de 89% e, considerando-se apenas as Indisponibilidades Programadas, o índice passa a ser de 95%.
As hidrelétricas tiveram uma disponibilidade global de 90% e as termelétricas tiveram uma disponibilidade global de 82%. Os índices podem ser considerados muito bons e foram afetados pelo desempenho da Usina Hidrelétrica Machadinho, normal para uma usina nova.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

PROCESSO DE COMERCIALIZAÇÃO

Clientes da Tractebel Energia
Os principais clientes da Tractebel Energia, no exercício de 2003, foram empresas distribuidoras de energia elétrica situadas nos Sistemas Elétricos Sul e Sudeste/Centro-Oeste do Brasil, que é composto pelos estados do Paraná, Santa Catarina, Rio Grande do Sul, São Paulo, Rio de Janeiro, Espírito Santo, Minas Gerais, Mato Grosso do Sul, Mato Grosso e Goiás, além de 43 Clientes Industriais espalhados em 11 (onze) estados da federação.

DISTRIBUIÇÃO

A distribuição da energia elétrica produzida pela Tractebel Energia para atendimento de seus clientes fica a cargo das empresas de transmissão e distribuição do Sistema Elétrico Nacional, dentro das normas de funcionamento do setor.

MERCADOS

A Tractebel Energia atua como produtora independente de energia elétrica, realizando suprimentos nos Estados que formam o sistema geo-elétrico do Sul e Sudeste/Centro-Oeste do Brasil. Através de uma política agressiva de comercialização, a Tractebel Energia vem diversificando cada vez mais seu mercado, atuando no fornecimento de energia elétrica para clientes industriais, distribuidoras e comercializadoras de energia, além de fornecer "backup" a outros produtores independentes de energia elétrica.

No que se refere ao Mercosul, a Tractebel possui contrato com a Companhia de Interconexão Energética - CIEN para a compra de 305 MW importados da Argentina, proporcionando uma forte interligação elétrica do Brasil com o país vizinho, consolidando a presença da Companhia no setor elétrico do Mercosul.

A Tractebel Energia recebeu autorização da ANEEL, através da Resolução nº 227, de 24 de abril de 2002, para exportar energia de natureza interruptível mediante intercâmbio elétrico entre o Brasil e a Argentina. Esta autorização permitirá a maximização do benefício energético entre os dois países, que atualmente ocorre de forma unilateral, quando o ONS ativa a importação da Argentina para o Brasil nas situações em que o preço no Mercado Brasileiro - MAE está maior que o preço no Mercado Argentino - MEM.

O consumo de energia no Brasil e o PIB

O consumo de energia elétrica no País apresentou um crescimento de 3,7% em 2003 em relação a 2002, totalizando 300.646 GWh. Segundo a Eletrobrás, com exceção do segmento industrial, cujo consumo cresceu 1,7%, todas as demais classes tiveram taxas de aumento superiores à média nacional. A holding estatal ressalta que o menor crescimento do consumo faturado nas indústrias é um reflexo da migração de grandes indústrias para a autoprodução. Porém, em dezembro, essa classe apresentou aumento de consumo de 4,9%. A classe residencial registrou a primeira elevação de consumo desde o racionamento, com 4,8%, enquanto a classe comercial contribuiu com 5%, em comparação a 2002.

11.02 - PROCESSO DE COMERCIALIZAÇÃO, DISTRIBUIÇÃO, MERCADOS E EXPORTAÇÃO

Contrastando com o crescimento do consumo de energia elétrica, o Produto Interno Bruto da economia brasileira apresentou uma retração de 0,2% em 2003. Foi o seu pior desempenho desde 1992, quando recuou 0,5%. A retração foi fruto de um ano marcado por juros altos, queda na renda, diminuição do consumo e aumento nas taxas de desemprego. As exportações de bens e serviços e a agropecuária, que cresceram 14,2% e 5%, respectivamente, evitaram que a retração fosse maior. A média de crescimento do PIB, nos últimos dez anos, foi de 2,4%. No quarto trimestre de 2003, o PIB registrou crescimento de 1,5% em relação ao terceiro trimestre.

O gráfico a seguir, apresenta a trajetória de crescimento anual do consumo de energia elétrica e do PIB nos últimos anos:


Evolução do Consumo de Energia Elétrica e do PIB
8
6
4
2
0
-2
-4
-6
-8
%
5,85
5,7
6,2
4,22
4,4
3,27
4,1
4,6
4,36
3,7
2,6
2,66
1,6
1,42
2,5
1,52
0,13
0,79
-0,2
-7,7
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Ano
Consumo de Energia Elétrica
PIB

Fonte: Eletrobrás e Jornal Valor Econômico.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Apesar do quadro de marcante instabilidade regulatória que dominou o setor elétrico em 2003 e a desaceleração da atividade econômica produzida pelo rigoroso ajuste macroeconômico, a Tractebel Energia manteve a sua posição de principal geradora privada do país. A Companhia alcançou elevados volumes de comercialização de energia; em 2003 foram fechados contratos que superam os 650 MW médios, volume superior ao consumo anual de uma cidade do tamanho de Brasília, por exemplo. Atualmente, a Tractebel Energia atende 43 unidades industriais em 11 estados da Federação, em diversos setores da atividade econômica.

Em dezembro de 2003, a capacidade instalada em operação da Companhia e de suas controladas, incluindo a propriedade indireta das UHEs Ita, Cana Brava e da Unidade de Cogeração Lages, atingiu 5.859 MW, o que representa um acréscimo de cerca de 57,5 % em relação à capacidade disponível na data da privatização, setembro de 1998. A oferta potencial energia atinge 6.164 MW, em função da compra de 305 MW importada da Argentina. Em dezembro foram agregados mais 28 MW à capacidade instalada da Empresa, com o início da geração da Unidade de Cogeração Lages, em SC, que utiliza biomassa como combustível.

Capacidade Instalada	Setembro 1998	Dezembro 2003
Hidrelétricas	2.724	4.646
Termelétricas	995	1.213
Total	**3.719**	**5.859**
Aquisição CIEN	-	305
Aquisição ITASA	-	37
Oferta Disponível	**3.719**	**6.201**

A geração da Tractebel Energia tem origem predominantemente hidráulica (79,3%), sendo complementada por geração térmica (20,7%). Esse composto é compatível com o nível de risco desejado pela Companhia e permite a formação de preços altamente competitivos. A localização das usinas (Sul e Centro-Oeste) atua no sentido de reduzir significativamente os riscos de submercado. A inserção da Companhia no Mercosul, através da aquisição de energia elétrica importada da Argentina, possibilita a montagem de estratégias de comercialização que aproveitam os diferenciais de preço nos dois mercados.

O posicionamento competitivo da Companhia se expressa também através da sua presença em novas áreas de negócio, como a cogeração e os serviços de consultoria diversos, aproveitando as vantagens que desfruta por ser operadora de plantas com diferentes portes, características e combustíveis. A experiência da Tractebel Energia na geração de energia se integra do mesmo modo com o desenvolvimento de projetos industriais que façam uso ou produzam utilidades ao longo de seus processos. A par disso, a filosofia comercial da Companhia consolida-se em torno do atendimento das necessidades dos clientes, buscando sempre a formação de relacionamentos comerciais duradouros e construtivos. A companhia beneficia-se igualmente das sinergias geradas entre as demais empresas do Grupo Suez.

11.03 - POSICIONAMENTO NO PROCESSO COMPETITIVO

Tanto o processo de expansão quanto a inserção em novos mercados estratégicos estão amparados na sólida estrutura organizacional e financeira do Grupo Suez, e na larga experiência internacional de seus administradores.

:NTIFICAÇÃO

M	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

.OPRIEDADES RELEVANTES

PO DE PROPRIEDADE					3 - ENDEREÇO				
	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO
ÇÃO									
;NA HIDRELÉTRICA PASSO FUNDO - 226 MW					USINA HIDRELÉTRICA PASSO FUNDO				
)S DO SUL	RS	148.571,600	13,199	28	SIM	NÃO	NÃO		
INA HIDREL. SALTO OSÓRIO - 1.078 MW					RODOVIA PR 475, KM 33				
)O IGUAÇU	PR	44.427,286	13,251	26	SIM	NÃO	NÃO		
INA HIDREL. SALTO SANTIAGO - 1.420 MW					RODOVIA BR 158, KM 42				
DO IGUAÇU	PR	195.714,893	11,412	21	SIM	NÃO	NÃO		
NA HIDRELÉTRICA ITÁ - 1.450 MW					VOLTA DA UVA S/Nº				
	RS	159.097,222	12,422	2	SIM	NÃO	NÃO		
RA USINA HIDREL.MACHADINHO - 1.140 MW					RUA PARANÁ, 148 - BAIRRO BALNEÁRIO				
	SC	129.268,648	16,153	2	SIM	NÃO	NÃO		

IENTIFICAÇÃO

VM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ROPRIEDADES RELEVANTES

TIPO DE PROPRIEDADE / O / AÇÃO	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	3 - ENDEREÇO / 9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO
SINA TERMELÉTRICA CHARQUEADAS - 72 MW					RUA GEÓLOGO WHITE, S/Nº - CENTRO				
EADAS	RS	124,334	7,308	39	SIM	NÃO	NÃO		
SINA TERMELÉTRICA ALEGRETE - 66 MW					RUA JOÃO GALANT, S/Nº - IBIRAPUITÃ				
E	RS	204,274	8,624	33	SIM	NÃO	NÃO		
OMPLEXO TERMEL.JORGE LACERDA - 857 MW					AV. PAULO SANTOS MELLO, S/Nº - CENTRO				
I DE BAIXO	SC	2.561,322	51,468	0	SIM	NÃO	NÃO		
SINA TERMEL. WILLIAM ARJONA - 120 MW					RODOVIA BR 060 - ESTRADA VICINAL				
GRANDE	MS	30.334,000	0,490	2	SIM	NÃO	NÃO		
BRA DA USINA TERMEL. JACUÍ - 350 MW					RODOVIA RS 401, KM 27 - GRANJA CAROLA				
EADAS	MS	2.197,165	15,765	3	SIM	NÃO	NÃO		

ENTIFICAÇÃO

VM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ROPRIEDADES RELEVANTES

IPO DE PROPRIEDADE					3 - ENDEREÇO				
	5 - UF	6 - ÁREA TOTAL (MIL M²)	7 - ÁREA CONSTRUÍDA (MIL M²)	8 - IDADE (ANOS)	9 - SEGURO	10 - HIPOTECA	11 - ALUGADA DE TERCEIROS	12 - DATA DO CONTRATO	13 - TÉRMINO LOCAÇÃO
ÇÃO									
IFÍCIO SEDE					RUA ANTÔNIO DIB MUSSI, Nº 366 - CENTRO				
ÓPOLIS	SC	5,830	5,604	20	SIM	NÃO	SIM	11/09/2002	30/11/2007

14.05 - PROJETOS DE INVESTIMENTO

Projeto relacionado ao cumprimento do edital de privatização

Usina Termelétrica Jacuí

As principais características são as seguintes:

- Localização: Charqueadas, 50 km de Porto Alegre, no Estado do Rio Grande do Sul
- Potência nominal instalada: 350 MW
- Combustível: carvão mineral pulverizado
- Estágio: Obra paralisada, com conclusão parcial de 40%
  Equipamentos principais estocados no canteiro
  Licença ambiental de instalação (LI) emitida e renovada em janeiro de 2004
- Operação comercial: 26 meses a partir da retomada do projeto

Em 12.03.1999, cumprindo exigências do Edital de Privatização, a Companhia comunicou à Agência Nacional de Energia Elétrica – ANEEL a sua intenção de concluir a obra da UTE Jacuí, recebendo, daquela agência reguladora, autorização para a implantação do projeto. O órgão de controle ambiental do Estado do Rio Grande do Sul, FEPAM, emitiu a Licença de Instalação (LI), renovado-a em janeiro de 2004. Há pendências importantes a serem superadas, em relação a: (a) definição da sistemática de reembolso do combustível a ser utilizado na usina, no período posterior aos primeiros cinco anos de operação; (b) regulamentação do setor elétrico; (c) contratação da energia gerada pela Usina; e (d) contratação do EPC (*Engineering Procurement and Construction*), no que respeita à garantia de funcionamento da planta com a capacidade originalmente projetada, sem customização relevante em relação aos equipamentos já adquiridos. A solução destas questões é imprescindível para a viabilidade do empreendimento diretamente pela Companhia, o que faz com que outras soluções alternativas sejam analisadas.

15.01 - PROBLEMAS AMBIENTAIS

As atividades de geração de energia elétrica de origens hidráulica e térmica, pela sua natureza, são enquadradas na Legislação Ambiental como atividades potencialmente poluidoras.

Todas as usinas da Tractebel Energia estão regulares em relação ao Licenciamento Ambiental perante aos órgãos competentes de Meio Ambiente.

A degradação ambiental e a poluição podem advir de falhas ou acidentes nos sistemas de controle das Usinas, tendo como conseqüência a aplicação de penalidades pelos órgãos de Meio Ambiente.

Outro ponto que pode gerar desrespeito ou infração à Legislação é o não atendimento das condições de validade das Licenças Ambientais, que são renovadas periodicamente.

Nos últimos 13 anos, na atividade de geração de energia elétrica, a Companhia nunca sofreu qualquer tipo de paralisação ou redução de produção por exigência dos órgãos ambientais.

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

16.01 - AÇÕES JUDICIAIS COM VALOR SUPERIOR A 5% DO PATRIMÔNIO LÍQUIDO OU DO LUCRO LÍQUIDO

1- ITEM	2 - DESCRIÇÃO	3 - % PATRIMONIO LÍQUIDO	4 - % LUCRO LÍQUIDO	5 - PROVISÃO	6 - VALOR (Reais Mil)
01	TRABALHISTA	0,00	0,00		0
02	FISCAL/TRIBUTÁRIA	0,00	0,00		0
03	OUTRAS	2,11	10,62	SIM	54.931

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

A Companhia possui contratos com suas controladas e com sua controladora indireta, conforme a seguir especificados:

Itá Energética S. A. – ITASA

Contrato de Prestação de Serviços de Operação e Manutenção da Usina Hidrelétrica ITÁ, pela Companhia, celebrado, no âmbito do Consórcio Itá, em 11.09.1998, com vigência até 16.10.2030, cujos valores são reajustáveis anualmente pelo índice IGP-M.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 61 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pela variação do dólar mais inflação norte americana.

Contrato de Compra e Venda de Energia Elétrica, celebrado em 15.01.2001, com o objetivo de regular a compra, pela Companhia, de 167 MW médios de energia de propriedade da ITASA na Usina Hidrelétrica Itá, sendo regido pela legislação aplicável e pelas regras de mercado, com vigência até 16.10.2030, reajustado anualmente pelo IGP-M.

Em 20.02.2003, a Companhia assinou aditivos aos Contratos de Compra e Venda de Energia Elétrica, com vigência para o período de fevereiro de 2003 a janeiro de 2004, que têm por finalidade o reajuste, em caráter extraordinário, do preço da energia contratada, para fazer face à exposição da ITASA no MAE, no período de junho de 2001 a fevereiro de 2002, relativamente à 1ª liquidação ocorrida em 30.12.2002.

Na mesma data de 20.02.2003, a Companhia celebrou Termo de Compromisso visando à antecipação do pagamento dos Reajustes Extraordinários previstos nos aditivos aos contratos mencionados acima, com taxa de desconto de 0,949% a.m. sobre o valor total do reajuste extraordinário.

Em 26.06.2003, a Companhia assinou novos aditivos aos Contratos de Compra e Venda de Energia Elétrica, com vigência para o período de fevereiro de 2004 a janeiro de 2005, e novo Termo de Compromisso de antecipação de pagamento, nas mesmas condições do anteriormente assinado, para fazer face ao saldo da exposição da ITASA no MAE, cuja liquidação ocorreu em 03.07.2003.

Companhia Energética Meridional – CEM

Contrato firmado em 09.04.1999, aditado em 15.04.1999 e 09.11.2002, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da CEM não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

Contrato de Compra e Venda de Energia Elétrica, firmado em 05.01.2001, aditado em 06.03.2001 e 09.08.2002, com vigência até 2015, para aquisição da energia elétrica produzida na UHE Cana Brava. O contrato estabelece a aquisição, pela Companhia, nos montantes anuais de 1.125.616 MWh, 2.189.036 MWh e 2.395.903 MWh, a partir dos meses de outubro de 2002, novembro de 2002 e dezembro de 2002, respectivamente. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato de Operação e Manutenção da UHE Cana Brava, celebrado em 05.01.2001, aditado em 09.03.2001 e 01.06.2002, com vigência até o término da concessão da usina e valores reajustáveis anualmente pelo IGP-M, através do qual a Companhia se obriga a operar e efetuar as manutenções do empreendimento.

Lages Bioenergética Ltda.

Contrato firmado em 02.01.2003, com vigência por prazo indeterminado, que tem por finalidade a prestação de serviços de administração operacional, em virtude da Lages não possuir quadro próprio de empregados. O valor contratual é reajustado anualmente pelo IGP-M.

Contrato com a Suez-Tractebel S.A. (Controladora Indireta)

Em 02.05.2002, a Companhia celebrou contrato com a Suez-Tractebel S.A. (atual denominação da Tractebel S.A.), sua controladora indireta, com sede em Bruxelas, Bélgica, cujo objeto é a prestação de serviços de consultoria em assuntos específicos por parte daquela empresa. A contratação foi aprovada por unanimidade pelos acionistas minoritários da Companhia, em AGE realizada em 29.04.2002, tendo o acionista controlador renunciado ao direito de voto. O prazo do contrato é de 36 meses, condicionada a sua revalidação, pelos acionistas minoritários, a cada período de 12 meses, em Assembléia convocada para este fim. O valor dos honorários durante a vigência do contrato está limitado ao montante anual não cumulativo de 1.500.000 EUROS, devendo os serviços executados e respectivos honorários ser submetidos ao conhecimento do Conselho Fiscal da Companhia, no qual tem assento um membro eleito pelos acionistas minoritários.

Em AGE realizada em 12.04.2004, com abstenção do voto do acionista controlador, o contrato foi revalidado, condicionada a nova revalidação pelos acionistas minoritários ao final do período de 12 meses, em Assembléia a ser convocada para este fim.

17.01 - OPERAÇÕES COM EMPRESAS RELACIONADAS

Os valores reconhecidos em contas patrimoniais e de resultado estão abaixo indicados:

	2003						2002
	Tractebel EGI Ltda.	Lages Bioenergica Ltda.	Suez-Tractebel S.A.	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Ativo							
Contas a receber	649	118	-	53.249	60.685	114.701	2.766
Passivo							
Fornecedores	-	-	-	26.746	11.825	38.571	24.472
Dividendos e juros sobre o capital próprio	357.234	-	-	-	-	357.234	-
Resultado							
Receita operacional							
Receitas de serviços:							
Administração	-	84	-	536	-	620	316
Operação e manutenção	-	-	-	2.060	8.036	10.096	7.248
Despesa operacional							
Compra energia	-	-	-	206.024	206.466	412.490	146.163
Consultoria	-	-	6.521	-	-	6.521	-
Financeiro							
Receita	-	-	-	-	6.745	6.745	143
Despesa	-	-	-	-	-	-	4.752

18.01 - ESTATUTO SOCIAL

CAPÍTULO I
Da Denominação, Organização, Sede, Duração e Objeto

Art. 1.º - A TRACTEBEL ENERGIA S.A. é uma sociedade anônima que se rege pelo presente Estatuto, pela Lei das Sociedades por Ações e pelas demais Leis e Regulamentos que lhe forem aplicáveis.

Art. 2.º - A Companhia tem sede e foro na cidade de Florianópolis, Santa Catarina, na rua Antônio Dib Mussi, 366, Centro, podendo criar sucursais, filiais, agências e escritórios no País e no exterior.

Art. 3.º - A Companhia tem prazo de duração indeterminado.

Art. 4.º - A Companhia tem por objeto social:

I - realizar estudos, projetos, construção e operação de usinas produtoras de energia elétrica, bem como a celebração de atos de comércio decorrentes dessas atividades;

II - participar de pesquisas de interesse do setor energético, ligadas à geração e distribuição de energia elétrica, bem como de estudos de aproveitamento de reservatório para fins múltiplos;

III - contribuir para a formação de pessoal técnico necessário ao setor de energia elétrica, bem como para a preparação de operários qualificados, através de cursos especializados;

IV - participar de entidades destinadas à coordenação operacional de sistemas elétricos interligados;

V - participar de associações ou organizações de caráter técnico, científico e empresarial de âmbito regional, nacional ou internacional, de interesse para o setor de energia elétrica;

VI - colaborar para a preservação do meio ambiente no exercício de suas atividades;

VII - colaborar com os programas relacionados com a promoção e incentivo à indústria nacional de materiais e equipamentos destinados ao setor de energia elétrica, bem como para sua normalização técnica, padronização e controle de qualidade; e

VIII - participar, como sócio, quotista ou acionista, de outras sociedades no setor de energia.

18.01 - ESTATUTO SOCIAL

CAPÍTULO II
Do Capital e das Ações

Art. 5.º - O Capital Social subscrito da Companhia é de R$ 2.445.766.091,90 (dois bilhões, quatrocentos e quarenta e cinco milhões, setecentos e sessenta e seis mil, noventa e um reais e noventa centavos) dividido em 652.742.193.511 (seiscentas e cinqüenta e duas bilhões, setecentas e quarenta e duas milhões, cento e noventa e três mil, quinhentas e onze) ações, sendo 464.052.075.236 (quatrocentas e sessenta e quatro bilhões, cinqüenta e dois milhões, setenta e cinco mil, duzentas e trinta e seis) ações ordinárias nominativas, 75.069.876 (setenta e cinco milhões, sessenta e nove mil, oitocentas e setenta e seis) ações preferenciais nominativas da classe A e 188.615.048.399 (cento e oitenta e oito bilhões, seiscentas e quinze milhões, quarenta e oito mil, trezentas e noventa e nove) ações preferenciais nominativas da classe B, todas sem valor nominal.

§ 1.º - A Companhia poderá emitir ações preferenciais até o limite de 2/3 (dois terços) do Capital Social, sem guardar proporção com as demais existentes, as quais concorrerão em igualdade de condições com as ações ordinárias.

§ 2.º - As ações ordinárias nominativas, com direito a voto, e as ações preferenciais nominativas, sem direito a voto, poderão ser mantidas em contas de depósito em nome dos respectivos titulares, sob o regime escritural, sem emissão de certificados, em instituição financeira designada pelo Conselho de Administração.

§ 3.º - Sempre que houver transferência de propriedade de ações, a instituição financeira depositária poderá cobrar, do acionista alienante, o custo concernente ao serviço de tal transferência, observados os limites máximos fixados pela Comissão de Valores Mobiliários.

§ 4.º - As ações preferenciais nominativas não podem ser convertidas em ações ordinárias e terão prioridade no reembolso do capital e na distribuição de dividendos.

§ 5.º - As ações preferenciais nominativas da classe A terão prioridade na distribuição de dividendos, calculados à razão de 8% (oito por cento) do capital próprio a essa espécie e classe de ações, ou à razão de 3% (três por cento) do valor do patrimônio líquido correspondente a essa espécie e classe de ações, o que for maior, dividendos esses a serem entre elas rateados igualmente.

§ 6.º - As ações preferenciais nominativas da classe B terão prioridade na distribuição de dividendos, calculados à razão de 6% (seis por cento) do capital próprio a essa espécie e classe de ações, ou à razão de 3% (três por cento) do valor do patrimônio líquido correspondente a essa espécie e classe de ações, o que for maior, dividendos esses a serem entre elas rateados igualmente.

18.01 - ESTATUTO SOCIAL

§ 7.º - As ações preferenciais nominativas participarão, em igualdade de condições, com as ações ordinárias nominativas na distribuição dos dividendos, depois de a estas ser assegurado o menor dos dividendos mínimos previstos nos §§ anteriores.

Art. 6.º - A Companhia poderá emitir debêntures simples ou conversíveis em ações.

Parágrafo único - A integralização de debêntures conversíveis em ações obedecerá às normas estabelecidas pela Assembléia Geral, a qual poderá delegar ao Conselho de Administração a fixação ou a atualização das condições dos títulos.

Art. 7.º - Os aumentos de capital da Companhia serão realizados mediante subscrição pública ou particular de ações, por conversão de debêntures ou incorporação de reservas, capitalizando-se os recursos através das modalidades admitidas em lei, e a integralização das ações obedecerá às normas e condições estabelecidas pelo seu Conselho de Administração.

Parágrafo único - O acionista que não fizer o pagamento de acordo com as normas e condições a que se refere o presente artigo, ficará, de pleno direito, constituído em mora, aplicando-se atualização monetária, juros de 12% (doze por cento) ao ano e multa de 10% (dez por cento) sobre o valor da prestação vencida.

Art. 8.º - A Companhia está autorizada a, por deliberação do Conselho de Administração, independentemente de reforma estatutária, aumentar o seu capital social até o limite de R$ 4.500.000.000,00 (quatro bilhões e quinhentos milhões de reais).

§ 1.º - Além das outras condições referentes à emissão de novas ações, caberá ao Conselho de Administração determinar o preço de emissão e o prazo de integralização das ações subscritas.

§ 2.º - Os aumentos de capital poderão ser feitos sem necessidade de se guardar proporção entre as ações preferenciais e ordinárias, observado o disposto no § 1º do art. 5º.

§ 3.º - O Conselho de Administração poderá aprovar a emissão de novas ações sem direito de preferência para os antigos acionistas se a colocação for feita mediante venda em bolsa de valores, subscrição pública ou permuta por ações em oferta pública de aquisição do controle.

Art. 9.º - A Companhia poderá emitir títulos unitários ou múltiplos de ações. Os grupamentos ou desdobramentos serão feitos a pedido do acionista correndo por sua conta as despesas com a substituição dos títulos.

Parágrafo único - Os serviços de conversão, transferência e desdobramento de ações poderão ser transitoriamente suspensos, observadas as normas e limitações estabelecidas na legislação em vigor.

CAPÍTULO III
Das Assembléias Gerais

Art. 10 - A Assembléia Geral Ordinária realizar-se-á dentro dos 4 (quatro) primeiros meses seguintes ao término do exercício social, em dia e hora previamente fixados, para:

I - tomar as contas dos administradores, examinar, discutir e votar as demonstrações financeiras;

II - deliberar sobre a destinação do Lucro Líquido do exercício e a distribuição de dividendos; e

III - eleger os membros do Conselho Fiscal e, quando for o caso, os membros do Conselho de Administração.

Art. 11 - A Assembléia Geral reunir-se-á extraordinariamente, sempre que necessário, observadas, em sua convocação, instalação e deliberações, as prescrições legais e estatutárias pertinentes.

Art. 12 - A mesa que dirigirá os trabalhos da Assembléia Geral será constituída pelo Presidente do Conselho de Administração ou, na sua ausência ou impedimento, por quem a assembléia escolher, e por um secretário, escolhido dentre os presentes.

Art. 13 - O Edital de Convocação poderá condicionar a presença do acionista na Assembléia Geral ao cumprimento dos requisitos previstos em lei, devendo, para tanto, apresentar documento que comprove sua qualidade de acionista, podendo o depósito de tais documentos ser exigido com 72 (setenta e duas) horas de antecedência do dia marcado para a realização da Assembléia.

CAPÍTULO IV
Da Administração

Art. 14 - A Companhia será administrada por um Conselho de Administração e uma Diretoria Executiva.

Art. 15 - A Assembléia Geral fixará a remuneração dos administradores. Se a remuneração for estabelecida de forma global, o Conselho de Administração deverá deliberar sobre o seu rateio entre os seus membros e os Diretores.

CAPÍTULO V
Do Conselho de Administração

Art. 16 - O Conselho de Administração será composto de até 7 (sete) membros, sendo um o Presidente do Conselho e outro o Vice-Presidente, escolhidos pelos acionistas, na forma da lei, com mandato de 3 (três) anos, permitida a reeleição.

§ 1º - Um dos membros do Conselho de Administração será proposto pelos empregados da Companhia e eleito nos termos de acordo de acionistas entre estes e o acionista controlador.

§ 2º - Em ocorrendo a vacância no Conselho de Administração, os acionistas deverão ser convocados, na forma da lei, para, em Assembléia Geral, elegerem o substituto.

Art. 17 - O Conselho de Administração reunir-se-á, de ordinário, trimestralmente e, extraordinariamente, sempre que o interesse da Companhia exigir, mediante convocação na forma deste Estatuto.

Art. 18 - As reuniões do Conselho de Administração serão convocadas pelo seu Presidente ou por membros que representem, no mínimo, 1/3 (um terço) dos seus membros, ficando dispensada a convocação na hipótese de comparecerem todos os membros. O Conselho de Administração deliberará por maioria de votos, cabendo ao seu Presidente, em caso de empate, o voto de qualidade.

Art. 19 - O Conselho de Administração terá as seguintes atribuições:

I - fixar a orientação geral dos negócios da Companhia;

II - eleger e destituir os Diretores e fixar-lhes as atribuições, observado o disposto neste Estatuto;

III - fiscalizar a gestão dos Diretores;

IV - estabelecer limites e alçadas para a representação da Companhia por procuradores;

V - convocar a Assembléia Geral;

VI - manifestar-se sobre o relatório da Administração e as contas da Diretoria;

VII - aprovar o valor global do orçamento anual da Companhia;

VIII - aprovar a celebração de contratos e a assunção de obrigações de valor superior a R$ 15.000.000,00 (quinze milhões de reais);

IX - propor à Assembléia Geral a emissão de debêntures;

X - deliberar sobre as condições de negociação de debêntures, por delegação da Assembléia Geral, até o limite por ela autorizado;

XI - aprovar a concessão de garantia ou aval a terceiros;

XII - aprovar a alienação ou oneração de bens do ativo permanente da Companhia de valor superior a R$ 15.000.000,00 (quinze milhões de reais);

XIII - deliberar sobre a aquisição e a alienação de ações de emissão da Companhia, fixando-lhes preço e condições;

XIV - deliberar sobre a emissão de novas ações, o preço de emissão e as demais condições de tais emissões, observado o que dispuser este Estatuto;

XV - deliberar, nos casos previstos neste Estatuto, sobre a elaboração de demonstrações financeiras semestrais, ou em períodos menores, e a distribuição de dividendos intermediários ou à conta de lucros acumulados ou de reserva de lucros, bem como sobre o crédito ou pagamento de juros sobre o capital próprio;

XVI - deliberar sobre a emissão de notas promissórias comerciais (*commercial papers*), bem como a emissão de bônus de subscrição;

XVII - escolher e destituir os auditores independentes;

XVIII - aprovar o Regulamento Interno da Companhia; e

XIX - deliberar sobre os casos omissos no Estatuto.

Art. 20 - Nas suas ausências ou impedimentos, o Presidente do Conselho será substituído pelo Vice-Presidente.

CAPÍTULO VI
Da Diretoria Executiva

Art. 21 - A Diretoria Executiva da Companhia será composta de até 7 (sete) membros, sendo um o Diretor Presidente, eleitos pelo Conselho de Administração, com mandato de 3 (três) anos, sendo permitida a reeleição.

Art. 22 - A Diretoria reunir-se-á, de ordinário, pelo menos uma vez por mês e, extraordinariamente, sempre que o interesse da Companhia o exigir, mediante convocação na forma deste Estatuto.

Art. 23 - As reuniões da Diretoria Executiva serão convocadas pelo Diretor Presidente ou por 2 (dois) Diretores, ficando dispensada a convocação na hipótese de comparecerem todos os seus membros. A Diretoria Executiva deliberará por maioria de votos, cabendo ao Diretor Presidente, em caso de empate, o voto de qualidade.

Art. 24 - Compete à Diretoria Executiva a direção geral e a representação da Companhia, observado este Estatuto e as diretrizes e atribuições fixadas pelo Conselho de Administração.

Parágrafo único - No exercício de suas atribuições, cabe à Diretoria Executiva:

I - elaborar as demonstrações financeiras e o relatório da administração, quando for o caso;

II - elaborar o Regulamento Interno da Companhia e submetê-lo à aprovação do Conselho de Administração;

III - elaborar o orçamento anual da Companhia; e

IV - aprovar qualquer revisão do orçamento anual aprovado, observado o valor global aprovado pelo Conselho de Administração.

Art. 25 - No caso de impedimento temporário, licença ou férias de qualquer Diretor, a Diretoria indicará um Diretor para acumular as suas funções.

Art. 26 - No caso de vacância, a Diretoria designará um Diretor para acumular as funções do cargo vago, até a realização da primeira reunião do Conselho de Administração, quando será preenchido o cargo, pelo prazo que restava ao Diretor substituído.

Art. 27 - A Companhia ficará obrigada pela assinatura conjunta de dois Diretores, observado, no entanto, o disposto nos §§ seguintes.

§ 1.º - Os Diretores poderão nomear procuradores para representarem a Companhia, agindo sempre em conjunto com um diretor ou outro procurador com bastante poderes ou, ainda, agindo isoladamente.

§ 2.º - As procurações da Companhia deverão ser outorgadas por 2 (dois) Diretores e deverão especificar os poderes outorgados e o prazo de duração do mandato, ressalvadas as procurações para representação da Companhia em processos administrativos e judiciais, que poderão ter prazo indeterminado.

CAPÍTULO VII
Das Atribuições dos Diretores

Art. 28 - Compete ao Diretor Presidente:

I - superintender os negócios da Companhia e formular as suas políticas e estratégias;

II - manter sistema de auditoria interna; e

III - presidir as reuniões da Diretoria Executiva.

Art. 29 - Compete ao Diretor Administrativo:

I - formular procedimentos administrativos gerais e políticas de documentação, suprimentos, serviços gerais, apoio administrativo, transporte e informática;

II - promover ações de comunicação empresarial e relações públicas; e

III - formular as políticas de Recursos Humanos da Companhia.

Art. 30 - Compete ao Diretor Financeiro e de Relações com Investidores:

I - promover a administração financeira e contábil da Companhia;

II - coordenar as relações com os mercados de capitais e financeiro, prestando informações à Comissão de Valores Mobiliários – CVM, Bolsa de Valores, acionistas e investidores, conforme exigido pela legislação aplicável; e

III – implantar as políticas e coordenar a contratação de seguros da Companhia.

Art. 31 - Compete ao Diretor de Planejamento e Controle:

I - elaborar o Plano Estratégico e preparar e acompanhar o orçamento da Companhia;

II – efetuar o planejamento e programação da produção, a contabilização e comercialização de energia no MAE e operacionalizar os contratos de compra e venda de energia;

III – avaliar e monitorar o gerenciamento do risco empresarial;

IV – gerenciar os assuntos de natureza regulatória relacionados com a produção e comercialização de energia, analisar preço e riscos e propor estratégias para a comercialização;

V – coordenar as atividades do Comitê de Gerenciamento de Risco; e

VI - coordenar as atividades do Comitê de Planejamento da Comercialização de Energia.

Art. 32 - Compete ao Diretor de Produção de Energia:

I - promover a operação e manutenção dos ativos de geração da Companhia.

Art. 33 - Compete ao Diretor de Comercialização e Negócios:

I - efetuar a comercialização de energia de curto, médio e longo prazo;

II - desenvolver novos mercados e clientes e definir produtos a serem comercializados;

III - desenvolver novos investimentos em cogeração e prestar apoio no desenvolvimento de novos negócios;

IV - desenvolver e implantar o conceito TIS - Tractebel Industrial Solutions; e

V - representar a Companhia no desenvolvimento e implantação de soluções industriais integradas segundo o conceito SIS - Suez Industrial Solutions.

Art. 34 - Compete ao Diretor de Implantação de Projetos:

I - conduzir a implementação física de novos empreendimentos, incluindo edificações, urbanismo e infra-estrutura; e

II - conduzir o licenciamento e comissionamento dos novos empreendimentos.

CAPÍTULO VIII
Do Comitê Estratégico

Art. 35 - A Companhia poderá ter um comitê estratégico, que será um órgão consultivo da administração, com funções de opinar e aconselhar o Conselho de Administração e a Diretoria nos assuntos que lhe sejam submetidos. O Comitê Estratégico será composto de até 7 (sete) membros, acionistas ou não, residentes no País ou não, podendo ser administradores, eleitos pelo Conselho de Administração, que fixará a remuneração de seus membros, e seu funcionamento será regido pelo Regulamento Interno da Companhia.

CAPÍTULO IX
Do Conselho Fiscal

Art. 36 - O Conselho Fiscal não terá funcionamento permanente, instalando-se somente a pedido dos acionistas, na forma da lei, sendo constituído de até 5 (cinco) membros efetivos e igual número de suplentes, com mandato de 1 (um) ano. A Assembléia Geral que vier a eleger o Conselho Fiscal, caberá fixar a respectiva remuneração, observado o mínimo legal.

CAPÍTULO X
Do Exercício Social e Demonstrações Financeiras

Art. 37 - O exercício social encerrar-se-á a 31 de dezembro de cada ano e obedecerá, quanto às demonstrações financeiras, as disposições legais aplicáveis.

§ 1.° - Em cada exercício será obrigatória a distribuição de um dividendo não inferior a 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos de lei, observadas as disposições previstas no art. 5°, no que se refere aos dividendos das ações preferenciais, devendo a destinação do resultado integral do exercício ser submetida à deliberação da Assembléia Geral.

§ 2.° - A Companhia poderá levantar demonstrações financeiras a 30 de junho de cada ano, podendo, o Conselho de Administração, declarar dividendos com base nas mesmas.

§ 3.° - A Companhia poderá elaborar demonstrações financeiras e distribuir dividendos em períodos menores, desde que o total dos dividendos pagos em cada semestre do exercício social não exceda o montante das reservas de capital de que trata o §1.° do artigo 182 da Lei 6.404, de 15 de dezembro de 1976.

§ 4.° - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros acumulados ou de reservas de lucros existentes no último balanço anual ou semestral.

§ 5.º - A Companhia, mediante deliberação do Conselho de Administração, poderá creditar ou pagar aos acionistas juros remuneratórios sobre o capital próprio, observando, para tanto, a legislação aplicável. As importâncias pagas ou creditadas pela Companhia a título de juros sobre o capital próprio poderão ser imputadas, nos termos da legislação aplicável, ao valor dos dividendos obrigatórios, inclusive os dividendos das ações preferenciais.

Art. 38 - Prescreve em 3 (três) anos a ação para pleitear dividendos, os quais, não reclamados oportunamente, reverterão em benefícios da Companhia.

CAPÍTULO XI
Das Disposições Gerais

Art. 39 - A participação nos lucros ou resultados, desvinculada da remuneração, poderá ser paga aos empregados, após manifestação da Assembléia Geral Ordinária, em consonância com a legislação pertinente.

Aprovado na 14ª Assembléia Geral Extraordinária realizada em 12.04.2004, e está em processo de arquivamento na JUCESC

20.00 - INFORMAÇÕES SOBRE GOVERNANÇA CORPORATIVA

A Companhia adota as melhores práticas de transparência e eqüidade de tratamento aos acionistas.

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
IAN - INFORMAÇÕES ANUAIS Data-Base - 31/12/2003

01.01 - IDENTIFICAÇÃO

1 - CÓDIGO CVM	2 - DENOMINAÇÃO SOCIAL	3 - CNPJ
01732-9	TRACTEBEL ENERGIA S.A.	02.474.103/0001-19

ÍNDICE